On or about November 10, 2011, we will publish our Financial Report 3Q11, which will include additional disclosures on: fair value of financial instruments; loans, allowance for loan losses and credit quality; derivatives and hedging activities; investment securities; guarantees and commitments; assets pledged or assigned; and transfers of financial assets and variable interest entities.

Financial highlights

	in / end of			% change		in / end of		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Net income (CHF million)

Net income attributable to shareholders	683	768	609	(11)	12	2,590	4,257	(39)

of which from continuing operations	683	768	609	(11)	12	2,590	4,276	(39)

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.54	0.48	0.48	13	13	1.96	3.33	(41)

Basic earnings per share	0.54	0.48	0.48	13	13	1.96	3.31	(41)

Diluted earnings per share from continuing operations	0.53	0.48	0.48	10	10	1.95	3.31	(41)

Diluted earnings per share	0.53	0.48	0.48	10	10	1.95	3.29	(41)

Return on equity (%)

Return on equity attributable to shareholders (annualized)	8.7	9.7	7.0	–	–	10.7	15.9	–

Core Results (CHF million) [1]

Net revenues	6,817	6,326	6,284	8	8	20,956	23,665	(11)

Provision for credit losses	84	13	(26)	–	–	90	(56)	–

Total operating expenses	5,697	5,227	5,557	9	3	17,119	18,228	(6)

Income from continuing operations before taxes	1,036	1,086	753	(5)	38	3,747	5,493	(32)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	83.6	82.6	88.4	–	–	81.7	77.0	–

Pre-tax income margin	15.2	17.2	12.0	–	–	17.9	23.2	–

Effective tax rate	32.0	25.0	15.5	–	–	28.5	20.8	–

Net income margin [2]	10.0	12.1	9.7	–	–	12.4	18.0	–

Assets under management and net new assets (CHF billion)

Assets under management	1,196.8	1,233.3	1,251.2	(3.0)	(4.3)	1,196.8	1,251.2	(4.3)

Net new assets	7.1	14.3	14.6	(50.3)	(51.4)	40.5	55.1	(26.5)

Balance sheet statistics (CHF million)

Total assets	1,061,521	976,923	1,067,388	9	(1)	1,061,521	1,067,388	(1)

Net loans	226,447	220,030	222,660	3	2	226,447	222,660	2

Total shareholders' equity	33,519	31,216	34,088	7	(2)	33,519	34,088	(2)

Tangible shareholders' equity [3]	24,889	23,027	24,874	8	–	24,889	24,874	0

Book value per share outstanding (CHF)

Total book value per share	27.86	26.03	28.78	7	(3)	27.86	28.78	(3)

Shares outstanding (million)

Common shares issued	1,203.0	1,202.2	1,186.1	0	1	1,203.0	1,186.1	1

Treasury shares	0.0	(3.1)	(1.8)	100	100	0.0	(1.8)	100

Shares outstanding	1,203.0	1,199.1	1,184.3	0	2	1,203.0	1,184.3	2

Market capitalization

Market capitalization (CHF million)	28,872	39,312	49,818	(27)	(42)	28,872	49,818	(42)

Market capitalization (USD million)	31,567	46,910	50,483	(33)	(37)	31,567	50,483	(37)

BIS statistics

Risk-weighted assets (CHF million)	210,138	203,741	227,683	3	(8)	210,138	227,683	(8)

Tier 1 ratio (%)	17.7	18.2	16.7	–	–	17.7	16.7	–

Total capital ratio (%)	23.5	23.6	21.9	–	–	23.5	21.9	–

Number of employees (full-time equivalents)

Number of employees	50,700	50,700	50,500	0	0	50,700	50,500	0

1 For further information on Core Results, refer to I – Credit Suisse results – Credit Suisse – Credit Suisse reporting structure and Core Results. 2 Based on amounts attributable to shareholders. 3 Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity.

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

Dear shareholders
In 3Q11, we reported net income attributable to shareholders of CHF 683 million. Our Core Results include pre-tax income of CHF 1,036 million and net revenues of CHF 6,817 million. Underlying* pre-tax income for 3Q11 was CHF 519 million and underlying* net income attributable to shareholders was CHF 441 million, excluding fair value gains on own debt, litigation provisions for the US and the German tax matters, and expenses in connection with cost efficiency initiatives.

In an environment with a high degree of uncertainty, low levels of client activity across businesses and extreme market volatility our performance was below our expectations but we nevertheless achieved an underlying* return on equity attributable to shareholders of 11.8% for the first nine months of 2011. In 3Q11, we recorded strong net new assets of CHF 7.1 billion despite the difficult conditions.

Performance of our businesses
Private Banking achieved a solid performance considering the challenging market conditions, generating underlying* pre-tax income of CHF 661 million and net revenues of CHF 2,610 million, reflecting continuing low levels of client activity, a low interest rate environment and the adverse impact from market movements. Private Banking recorded net new assets of CHF 7.4 billion, including CHF 6.6 billion in Wealth Management Clients, with strong inflows in our ultra-high-net-worth individual client and emerging market segments. Our Corporate & Institutional Clients business maintained a strong performance with pre-tax income of CHF 217 million and pre-tax income margin of 47% in 3Q11.

Our Investment Banking results were disappointing due to the effects of the very volatile market environment, with a pre-tax loss of CHF 190 million and net revenues of CHF 2,494 million, including significant gains from debit valuation adjustments relating to certain structured note liabilities of CHF 538 million. Equity and fixed income sales and trading results reflected the challenging market conditions, and underwriting and advisory performed in line with lower industry-wide capital issuance levels and subdued M&A activity.

Asset Management had positive net new assets of CHF 0.2 billion and pre-tax income of CHF 92 million. An increase in fee-based revenues of 11% versus 3Q10 was more than offset by a significant decrease in investment-related gains, resulting in overall lower revenues of CHF 471 million.

Reinforcing our integrated client-focused, capital-efficient strategy
Since 2008, Credit Suisse has proactively pursued an integrated client-focused, capital-efficient strategy. Coupled with our conservative funding position, this strategy, has served us well during a period of unprecedented market volatility and industry change, allowing us to generate an average return on equity of 14.9% since the beginning of 2009.

We are convinced that being a first mover in adapting to a new regulatory and market environment is a distinct advantage for Credit Suisse. We will reinforce the bank’s client-focused, capital-efficient strategy with decisive actions to leverage client revenue and cost synergies across our three divisions and to intensify investment in growth businesses. In Investment Banking we will accelerate our previously announced plans and reduce risk-weighted assets in fixed income under Basel III by half by 2014, resulting in a reduction of fixed income’s share in the Group’s risk-weighted assets from approximately 55% to 39%. In Private Banking we are committed to ensuring best-in-class profitability and will implement a series of growth, productivity and efficiency measures to build on our strong onshore and offshore footprint. Across our businesses, we will allocate resources to faster growing and large markets, especially Brazil, Southeast Asia, Greater China and Russia. This is expected to increase the revenues that we generate from these markets from 15% in 2010 to 25% by 2014. Efficiency measures will reduce the overall cost run rate by CHF 2 billion through 2012 and 2013. The measures announced are designed to maintain the strong momentum of our client franchise built over the last years and achieve best-in-class returns.

Outlook
We believe subdued economic growth and the low interest rate environment and increased regulation that we are seeing may persist for an extended period. We may well continue to see low levels of client activity and a volatile trading environment. With our client-focused and capital-efficient strategy combined with industry leading capital strength and liquidity we are well equipped for the current markets and we remain convinced that our strategy will provide us with substantial opportunity for growth and stronger performance as economic and market conditions improve.

Yours sincerely

Urs Rohner Brady W. Dougan

November 2011

* Underlying results are non-GAAP financial measures. Underlying pre-tax income and underlying net income for the Group in 3Q11 exclude fair value gains on own debt and stand-alone derivatives of CHF 1,286 million (CHF 879 million after tax), litigation provisions for the US and the German tax matters of CHF 478 million (CHF 428 million after tax) and expenses in connection with cost efficiency initiatives of CHF 291 million (CHF 209 million after tax). Underlying return on equity for the Group in 9M11 excludes fair value gains on own debt and stand-alone derivatives of CHF 710 million (CHF 439 million after tax), litigation provisions of CHF 478 million for the US and the German tax matters (CHF 428 million after tax) and expenses in connection with cost efficiency initiatives of CHF 433 million (CHF 303 million after tax). Underlying pre-tax income for Private Banking in 3Q11 excludes litigation provisions for the US and the German tax matters of CHF 478 million.

On or about November 10, 2011, we will publish and file with the SEC our Financial Report 3Q11, which will include additional disclosures on:
– fair value of financial instruments;
– loans, allowance for loan losses and credit quality;
– derivatives and hedging activities;
– investment securities;
– guarantees and commitments;
– assets pledged or assigned; and
– transfers of financial assets and variable interest entities.

Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income
Note 20 Tax
Note 21 Employee deferred compensation
Note 22 Pension and other post-retirement benefits
Note 23 Derivatives and hedging activities
Note 24 Guarantees and commitments
Note 25 Transfers of financial assets and variable interest entities
Note 26 Financial instruments
Note 27 Assets pledged or assigned
Note 28 Subsidiary guarantee information
Note 29 Litigation
Investor information
Investor information
List of abbreviations
Financial calendar and information sources

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 50,700 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators

Operating environment
Economic challenges persisted in 3Q11 as concerns increased surrounding European sovereign debt and a global economic slowdown. Major central banks kept interest rates low and indicated that rates will remain at low levels for a longer time horizon. Equity markets ended the quarter significantly lower. In September, the Swiss National Bank announced a floor for the exchange rate between the euro and the Swiss franc.

Economic environment
3Q11 saw a renewed weakening of global economic indicators, leading to increased concerns that the US and European economies may enter a recession. These concerns were supported by the downward revision of US gross domestic product figures, showing that the US economy barely grew in the first half of 2011. The US Federal Reserve reacted to the weaker economic outlook by announcing it would keep short-term interest rates at low levels through mid-2013 and by changing the composition of its holdings of US treasury securities from short maturities to longer maturities, a move intended to lower longer-term interest rates. After raising rates again in July, the European Central Bank (ECB) signaled in September that it does not intend to raise them further in the coming months, and speculation increased about a potential rate cut.

Meanwhile, concerns on the indebtedness of certain developed countries increased further. The ratings agency, Standard & Poor’s, downgraded the US long-term debt rating to AA+. Several European countries also had their credit ratings downgraded. Italian and Spanish government bond spreads reached new highs, while German bond yields fell to record lows. In response, the ECB resumed the purchase of European government bonds in early August. European leaders agreed to a new bailout package for Greece, contingent upon Greece reducing its budget gap, however, doubts intensified throughout the quarter concerning Greece’s ability to meet those requirements and secure further aid to avoid default. As a result, yields on Greek government bonds rose sharply. Parliamentary approvals in the EU for additional powers for the European Financial Stability Facility, including provisions for bank recapitalizations and the ability to buy sovereign bonds, were not yet finalized at the end of September. In addition, there was speculation that the facility may be leveraged, potentially via loans from the ECB, to increase its effectiveness.

In the emerging markets, monetary policy actions were more diverse. Brazil’s central bank lowered its benchmark rate by 50 basis points in August, while India’s central bank raised rates by 25 basis points in September in response to inflationary pressures. China tightened monetary policy further by requiring banks to hold reserves against margin deposits. Generally, global inflation remained elevated in 3Q11, reflecting higher energy and food prices.

3Q11 equity markets ended significantly lower. Both developed and emerging markets corrected sharply, especially in early August (refer to the charts “Equity markets”) when the market began to price in a much lower global growth outlook and a higher probability of recession. Market volatility, as indicated by the Chicago Board of Options Exchange Market Volatility Index (VIX), increased over the quarter to the highest levels this year. Swiss equities declined over 10% in 3Q11.

In fixed income markets, long-dated benchmark bonds continued to outperform, reflecting an increase in risk aversion. Fears of a recession in the US and continued concerns about the European debt crisis, combined with central bank monetary easing, pushed government benchmark yields to new lows (refer to the charts “Yield curves”). This environment particularly benefited long-dated US treasuries (10+ years), which recorded total returns above 20% for the quarter. In contrast, lower-rated credits and financial issuers underperformed, with high yield, subordinated bank and, to a lesser extent, emerging market bonds, posting negative total returns in 3Q11. Credit spreads significantly widened in 3Q11 for sovereign debt in some European countries (refer to the charts “Credit spreads”).

In Switzerland, economic growth remained robust, but there were increasing worries that the strong Swiss franc may dampen activity going forward. The Swiss franc strengthened sharply against the euro and other major currencies in July and August, including to the effect of safe haven inflows driven by international developments. In September, the Swiss National Bank (SNB) announced a floor for the exchange rate of the euro to the Swiss franc of CHF 1.20, sparking a sharp correction in the value of the Swiss franc. The SNB underscored its determination to defend this floor, and its view that the Swiss franc was overvalued. The Japanese yen was the strongest currency among the G-10.

Commodity prices had a volatile quarter and overall finished more then 10% down for 3Q11. After a positive start to the quarter, prices turned sharply lower in August due to growing concerns about the slowdown of the global economy. Cyclical commodities such as industrial metals and oil showed the weakest returns with losses of 23% and 18%, respectively, over the quarter. Gold, however, ended the quarter 8% higher after having reached over USD 1,900 per ounce at the beginning of September 2011 given global uncertainties.

Sector environment
The banking sector significantly underperformed the negative broader market over the quarter (refer to the charts “Equity markets”). Banks were particularly affected by the issues impacting equity markets, including the worsened global growth outlook and the European sovereign debt crisis. The sector’s underperformance also reflected solvency and funding uncertainties as well as continued regulatory uncertainty, including, for example, proposals to ring fence certain bank activities, requirements for higher equity capital ratios and the imposition of financial transaction taxes. European bank stocks lost more than 25% in 3Q11. Much of the downside resulted from discussions regarding the need for a recapitalization of banks in Europe.

Funding markets became more challenging. Concerns about banks’ exposure to European sovereign debt led to increased stress in the interbank market, and interbank interest rates moved higher. In particular, the dependency of the Portuguese, Irish and Greek banks on ECB lending support increased further. In a coordinated action, major central banks announced measures to provide three-month US dollar loans to European banks through year-end in order to provide dollar liquidity and ease funding pressures. Cost pressures remained high, with many institutions implementing cost cutting initiatives.

The wealth management sector was affected by the widespread negative market sentiment and movements in 3Q11, leading to subdued client activity and pressure on assets under management. The strengthening Swiss franc through the early part of the quarter continued to have a negative effect on the results and average assets under management at Swiss institutions. The Swiss real estate market saw sustained strong demand, supported by continued low interest rates, with the SNB once again reiterating concerns regarding the risk of the market overheating in certain areas of the country.

In the investment banking sector, global completed mergers and acquisitions (M&A) volumes declined 29% relative to 2Q11 and announced M&A volumes moderated as well. Equity underwriting volumes decreased, driven by reduced follow-on and initial public offering (IPO) activity as transaction execution became very challenging in light of the market environment. Debt underwriting volumes, both high yield and investment grade, declined significantly from 2Q11, despite continued low interest rates. Global exchange volumes improved across both cash equity and fixed income products, benefiting from spikes in market volatility. During the quarter, subprime ABX and CMBX real estate indices reached new lows, down 6% and 26% on average from 2Q11, respectively.

In the asset management sector, the Dow Jones Credit Suisse Hedge Fund Index posted negative performance of 4.8% in 3Q11. Event-driven, long/short equity and emerging markets funds saw the largest declines, with offsetting gains in dedicated short bias, global macro and managed futures strategies. The hedge fund industry saw an estimated USD 25 billion of inflows year-to-date. The pace of private equity fundraising declined in the third quarter. In conventional US mutual funds, there were net redemptions, most significantly from equity funds, driven by investors’ lower risk appetite and concerns of a global economic slowdown.

Market volumes (growth in %)

	Global			Europe

end of 3Q11	QoQ	YoY		QoQ	YoY

Equity trading volume [1]	9	22		6	27

Announced mergers and acquisitions [2]	(16)	(17)		(34)	(24)

Completed mergers and acquisitions [2]	(29)	(6)		(23)	19

Equity underwriting [2]	(57)	(45)		(80)	(28)

Debt underwriting [2]	(42)	(43)		(56)	(51)

Syndicated lending - investment grade [2]	(8)	48	[3]	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic 3 9M11 vs 9M10

Credit Suisse
In 3Q11, we recorded net income attributable to shareholders of CHF 683 million. Diluted earnings per share were CHF 0.53. Return on equity attributable to shareholders was 8.7%. Our capital position remained strong with a BIS tier 1 ratio of 17.7%.

Results

	in / end of			% change		in / end of		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Statements of operations (CHF million)

Net revenues	6,689	6,892	6,566	(3)	2	21,737	24,118	(10)

Provision for credit losses	84	13	(26)	–	–	90	(56)	–

Compensation and benefits	3,067	3,096	3,355	(1)	(9)	10,192	11,228	(9)

General and administrative expenses	2,209	1,652	1,752	34	26	5,493	5,488	0

Commission expenses	485	491	484	(1)	0	1,512	1,573	(4)

Total other operating expenses	2,694	2,143	2,236	26	20	7,005	7,061	(1)

Total operating expenses	5,761	5,239	5,591	10	3	17,197	18,289	(6)

Income from continuing operations before taxes	844	1,640	1,001	(49)	(16)	4,450	5,885	(24)

Income tax expense	332	271	117	23	184	1,068	1,143	(7)

Income from continuing operations	512	1,369	884	(63)	(42)	3,382	4,742	(29)

Income/(loss) from discontinued operations	0	0	0	–	–	0	(19)	100

Net income	512	1,369	884	(63)	(42)	3,382	4,723	(28)

Net income/(loss) attributable to noncontrolling interests	(171)	601	275	–	–	792	466	70

Net income attributable to shareholders	683	768	609	(11)	12	2,590	4,257	(39)

of which from continuing operations	683	768	609	(11)	12	2,590	4,276	(39)

of which from discontinued operations	0	0	0	–	–	0	(19)	100

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.54	0.48	0.48	13	13	1.96	3.33	(41)

Basic earnings per share	0.54	0.48	0.48	13	13	1.96	3.31	(41)

Diluted earnings per share from continuing operations	0.53	0.48	0.48	10	10	1.95	3.31	(41)

Diluted earnings per share	0.53	0.48	0.48	10	10	1.95	3.29	(41)

Return on equity (%)

Return on equity attributable to shareholders (annualized)	8.7	9.7	7.0	–	–	10.7	15.9	–

Return on tangible equity attributable to shareholders (annualized) [1]	11.8	13.1	9.7	–	–	14.4	21.9	–

Number of employees (full-time equivalents)

Number of employees	50,700	50,700	50,500	0	0	50,700	50,500	0

1 Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	3Q11	2Q11	3Q10	3Q11	2Q11	3Q10	3Q11	2Q11	3Q10

Statements of operations (CHF million)

Net revenues	6,817	6,326	6,284	(128)	566	282	6,689	6,892	6,566

Provision for credit losses	84	13	(26)	0	0	0	84	13	(26)

Compensation and benefits	3,010	3,093	3,327	57	3	28	3,067	3,096	3,355

General and administrative expenses	2,202	1,643	1,746	7	9	6	2,209	1,652	1,752

Commission expenses	485	491	484	0	0	0	485	491	484

Total other operating expenses	2,687	2,134	2,230	7	9	6	2,694	2,143	2,236

Total operating expenses	5,697	5,227	5,557	64	12	34	5,761	5,239	5,591

Income/(loss) from continuing operations before taxes	1,036	1,086	753	(192)	554	248	844	1,640	1,001

Income tax expense	332	271	117	0	0	0	332	271	117

Net income/(loss)	704	815	636	(192)	554	248	512	1,369	884

Net income/(loss) attributable to noncontrolling interests	21	47	27	(192)	554	248	(171)	601	275

Net income attributable to shareholders	683	768	609	–	–	–	683	768	609

Statement of operations metrics (%)

Cost/income ratio	83.6	82.6	88.4	–	–	–	86.1	76.0	85.2

Pre-tax income margin	15.2	17.2	12.0	–	–	–	12.6	23.8	15.2

Effective tax rate	32.0	25.0	15.5	–	–	–	39.3	16.5	11.7

Net income margin [1]	10.0	12.1	9.7	–	–	–	10.2	11.1	9.3

1 Based on amounts attributable to shareholders.

Core Results
In 3Q11, we recorded net income attributable to shareholders of CHF 683 million. Results reflected the impacts from a challenging operating environment, including fair value gains of CHF 1.3 billion on our own vanilla debt, CHF 478 million of litigation provisions in Private Banking and CHF 291 million of costs associated with our efficiency initiatives. Compared to 3Q10, our results were significantly impacted by the adverse foreign exchange translation impact. Net new assets were CHF 7.1 billion, with continued strong inflows in our ultra-high-net-worth individual client and emerging market segments.

Core Results

	in / end of			% change		in / end of		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Statements of operations (CHF million)

Net interest income	1,634	1,378	1,699	19	(4)	4,744	4,804	(1)

Commissions and fees	3,071	3,469	3,271	(11)	(6)	10,219	10,295	(1)

Trading revenues	1,826	1,127	938	62	95	4,957	8,020	(38)

Other revenues	286	352	376	(19)	(24)	1,036	546	90

Net revenues	6,817	6,326	6,284	8	8	20,956	23,665	(11)

Provision for credit losses	84	13	(26)	–	–	90	(56)	–

Compensation and benefits	3,010	3,093	3,327	(3)	(10)	10,128	11,200	(10)

General and administrative expenses	2,202	1,643	1,746	34	26	5,479	5,455	0

Commission expenses	485	491	484	(1)	0	1,512	1,573	(4)

Total other operating expenses	2,687	2,134	2,230	26	20	6,991	7,028	(1)

Total operating expenses	5,697	5,227	5,557	9	3	17,119	18,228	(6)

Income from continuing operations before taxes	1,036	1,086	753	(5)	38	3,747	5,493	(32)

Income tax expense	332	271	117	23	184	1,068	1,143	(7)

Income from continuing operations	704	815	636	(14)	11	2,679	4,350	(38)

Income/(loss) from discontinued operations	0	0	0	–	–	0	(19)	100

Net income	704	815	636	(14)	11	2,679	4,331	(38)

Net income attributable to noncontrolling interests	21	47	27	(55)	(22)	89	74	20

Net income attributable to shareholders	683	768	609	(11)	12	2,590	4,257	(39)

of which from continuing operations	683	768	609	(11)	12	2,590	4,276	(39)

of which from discontinued operations	0	0	0	–	–	0	(19)	100

Statement of operations metrics (%)

Cost/income ratio	83.6	82.6	88.4	–	–	81.7	77.0	–

Pre-tax income margin	15.2	17.2	12.0	–	–	17.9	23.2	–

Effective tax rate	32.0	25.0	15.5	–	–	28.5	20.8	–

Net income margin [1]	10.0	12.1	9.7	–	–	12.4	18.0	–

Number of employees (full-time equivalents)

Number of employees	50,700	50,700	50,500	0	0	50,700	50,500	0

1 Based on amounts attributable to shareholders.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.

Impact from movements in spreads
Our Core Results revenues are impacted by changes in credit spreads on Credit Suisse vanilla debt carried at fair value. For segment reporting purposes, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse vanilla debt as of the opening 1Q10 balance sheet are charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center. For further information, refer to II – Operating and financial review – Core Results – Accounting changes adopted in the first quarter 2010 in the Credit Suisse Annual Report 2010. Our Core Results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities. These fair valuation gains/(losses) on the stand-alone derivatives are recorded in the Corporate Center, reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). Regulatory capital excludes cumulative fair value gains/(losses) related to own vanilla debt and structured notes, net of tax. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management.

in	3Q11	2Q11	3Q10	9M11	9M10

(CHF million)

Net income/(loss) attributable to shareholders, excluding impact from movements in spreads	(196)	741	1,036	2,151	3,893

Fair value gains/(losses) on own vanilla debt	1,277	54	(456)	1,022	505

of which in Corporate Center	1,327	106	(395)	1,179	696

of which allocated to Investment Banking	(47)	(48)	(57)	(147)	(178)

of which allocated to other divisions	(3)	(4)	(4)	(10)	(13)

Fair value gains/(losses) on stand-alone derivatives	9	(13)	(133)	(312)	23

Tax expense/(benefit)	407	14	(162)	271	164

Net income attributable to shareholders	683	768	609	2,590	4,257

Results overview
In 3Q11, we recorded net income attributable to shareholders of CHF 683 million, up 12% compared to 3Q10. Net revenues were CHF 6,817 million, up 8%, and total operating expenses were CHF 5,697 million, up 3% compared to 3Q10. Revenues were adversely impacted and expenses were favorably impacted by the strengthening of the Swiss franc against all major currencies. Compared to 3Q10, the adverse impact on net revenues and income before taxes was CHF 948 million and CHF 277 million, respectively. Our 3Q11 results included fair value gains of CHF 1,277 million on our own vanilla debt, CHF 9 million of fair value gains on stand-alone derivatives relating to certain of our funding liabilities and CHF 538 million of debit valuation adjustment (DVA) gains relating to certain structured note liabilities.

In Private Banking, net revenues of CHF 2,610 million were down 8% compared to 3Q10. In an ongoing low interest rate environment, net interest income decreased 10%, with lower deposit margins on lower average volumes and stable loan margins on slightly higher average volumes. The decline in deposit volumes included the impact from the weakening of the US dollar and the euro against the Swiss franc and lower volumes related to securities lending and borrowing activities. Recurring commissions and fees decreased 10% across all categories, mainly due to the adverse foreign exchange translation impact, including the impact on average assets under management. Transaction-based revenues were stable, with higher foreign exchange income from client transactions and revenues from integrated solutions offset by lower brokerage and product issuing fees, and slight fair value gains on the Clock Finance transaction compared to fair value losses in 3Q10. Overall, assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets in cash and money market products.

Core Results reporting by division

	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Net revenues (CHF million)

Wealth Management Clients	2,148	2,330	2,385	(8)	(10)	6,911	7,365	(6)

Corporate & Institutional Clients	462	467	441	(1)	5	1,392	1,352	3

Private Banking	2,610	2,797	2,826	(7)	(8)	8,303	8,717	(5)

Investment Banking	2,494	2,822	3,421	(12)	(27)	10,245	12,736	(20)

Asset Management	471	629	582	(25)	(19)	1,691	1,715	(1)

Corporate Center	1,242	78	(545)	–	–	717	497	44

Net revenues	6,817	6,326	6,284	8	8	20,956	23,665	(11)

Provision for credit losses (CHF million)

Wealth Management Clients	20	8	8	150	150	40	56	(29)

Corporate & Institutional Clients	5	(10)	(16)	–	–	(5)	(42)	(88)

Private Banking	25	(2)	(8)	–	–	35	14	150

Investment Banking	59	15	(18)	293	–	55	(70)	–

Provision for credit losses	84	13	(26)	–	–	90	(56)	–

Total operating expenses (CHF million)

Wealth Management Clients	2,162	1,727	1,765	25	22	5,687	5,387	6

Corporate & Institutional Clients	240	229	233	5	3	700	714	(2)

Private Banking	2,402	1,956	1,998	23	20	6,387	6,101	5

Investment Banking	2,625	2,576	3,044	2	(14)	8,806	9,833	(10)

Asset Management	379	427	447	(11)	(15)	1,225	1,392	(12)

Corporate Center	291	268	68	9	328	701	902	(22)

Total operating expenses	5,697	5,227	5,557	9	3	17,119	18,228	(6)

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	(34)	595	612	–	–	1,184	1,922	(38)

Corporate & Institutional Clients	217	248	224	(13)	(3)	697	680	2

Private Banking	183	843	836	(78)	(78)	1,881	2,602	(28)

Investment Banking	(190)	231	395	–	–	1,384	2,973	(53)

Asset Management	92	202	135	(54)	(32)	466	323	44

Corporate Center	951	(190)	(613)	–	–	16	(405)	–

Income from continuing operations before taxes	1,036	1,086	753	(5)	38	3,747	5,493	(32)

Core Results reporting by region

	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Net revenues (CHF million)

Switzerland	1,989	2,126	2,006	(6)	(1)	6,265	6,386	(2)

EMEA	1,725	1,611	1,446	7	19	5,299	5,638	(6)

Americas	1,211	1,861	2,610	(35)	(54)	6,511	8,870	(27)

Asia Pacific	650	650	767	0	(15)	2,164	2,274	(5)

Corporate Center	1,242	78	(545)	–	–	717	497	44

Net revenues	6,817	6,326	6,284	8	8	20,956	23,665	(11)

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	627	761	682	(18)	(8)	2,096	2,260	(7)

EMEA	99	85	(113)	16	–	493	636	(22)

Americas	(668)	381	660	–	–	918	2,724	(66)

Asia Pacific	27	49	137	(45)	(80)	224	278	(19)

Corporate Center	951	(190)	(613)	–	–	16	(405)	–

Income from continuing operations before taxes	1,036	1,086	753	(5)	38	3,747	5,493	(32)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

In Investment Banking, net revenues of CHF 2,494 million were down 27% from 3Q10. Fixed income sales and trading results were significantly lower than 3Q10, reflecting challenging market-making conditions across most businesses. Results in our credit business were significantly impacted by reduced client trading volumes, market illiquidity, and widening credit spreads, resulting in losses on inventory positions held for our client trading business. We took substantial risk reduction measures in our credit businesses to mitigate potential losses. Securitized products results remained weak as further declines in bond prices led to continued low client activity and additional valuation reductions on client flow inventory positions. Fixed income sales and trading business results in 3Q11 mainly consisted of revenues from global rates, emerging markets, foreign exchange, commodities and securitized products. Results also included DVA gains of CHF 266 million relating to certain structured note liabilities and a loss of CHF 83 million related to changes in overnight index swaps (OIS) interest rate yield curves used to determine the fair value of certain collateralized derivatives. Equity sales and trading results were down, affected by the volatile market environment. Revenues, which included DVA gains of CHF 272 million relating to certain structured note liabilities, increased from 3Q10. Equity sales and trading business results mainly consisted of revenues from prime services, cash equities, derivatives and equities arbitrage trading. Underwriting and advisory results declined from 3Q10, but were in line with industry-wide issuance levels and M&A activity. We had lower debt underwriting revenues, driven by reduced industry-wide issuance levels, particularly in investment grade and high yield, and lower equity underwriting revenues from IPOs and follow-on offerings despite market share gains.

In Asset Management, net revenues of CHF 471 million were down 19% from 3Q10. Net revenues before investment-related gains/(losses) were CHF 488 million, up 16% compared to 3Q10, reflecting improved results in alternative investments. Fee-based revenues increased 11% compared to 3Q10. Asset management fees of CHF 311 million were down 9%, reflecting the foreign exchange translation impact and the spin-off and sale of non-core businesses in 3Q10, partially offset by higher fees from index strategies and emerging markets strategies. Average assets under management decreased 3.2% compared to 3Q10, reflecting adverse foreign exchange-related movements and negative market performance. Placement, transaction and other fees were 68% higher, primarily reflecting higher private equity placement fees and a loss in 3Q10 on an investment held by Asset Management Finance (AMF). Performance fees and carried interest were up 115%, benefiting from higher carried interest on realized private equity gains, primarily from the sale of a portfolio company in the healthcare sector. Equity participations income increased 56%, reflecting higher income from our investments in single manager hedge funds and diversified strategies. Investment-related losses were CHF 17 million compared to gains of CHF 160 million in 3Q10. 3Q11 included unrealized losses in private equity investments in the technology, energy and industrial sectors, partially offset by the realized gains in the healthcare sector. Equity participations gains were CHF 15 million, reflecting a partial sale of our ownership interest in Aberdeen Asset Management (Aberdeen).

For further information on Private Banking, Investment Banking and Asset Management, refer to II – Results by division.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. Corporate Center income before taxes was CHF 951 million, including CHF 291 million, primarily severance and other compensation expenses relating to Group-wide cost efficiency initiatives and net fair value gains on our long-term vanilla debt consisting of CHF 1,327 million of gains on own vanilla debt and CHF 9 million of gains on stand-alone derivatives. The fair value gains on own debt reflected the widening of credit spreads across all currencies, including senior and subordinated debt. Revenues and compensation and benefits also included reclassifications relating to the Partner Asset Facility (PAF), as PAF gains of CHF 82 million and offsetting compensation expense were included in Investment Banking trading revenues. In 3Q10, Corporate Center losses before taxes were CHF 613 million, primarily reflecting fair value losses on own vanilla debt of CHF 395 million and CHF 133 million on stand-alone derivatives.

Provision for credit losses were net provisions of CHF 84 million in 3Q11, with net provisions of CHF 59 million and CHF 25 million in Investment Banking and Private Banking, respectively.
Total operating expenses of CHF 5,697 million were up 3% compared to 3Q10, reflecting 26% higher general and administrative expenses, partially offset by 10% lower compensation and benefits. Operating expenses in 3Q11 were favorably impacted by the foreign exchange translation impact compared to 3Q10. The decrease in compensation and benefits was mainly due to lower deferred compensation expense from prior year awards and the favorable foreign exchange translation impact, partially offset by severance and other compensation expense of CHF 235 million in Corporate Center relating to Group-wide cost efficiency initiatives. The increase in general and administrative expenses primarily reflected higher litigation provisions, the UK bank levy of CHF 90 million, recognized in Investment Banking, and IT expenses, partially offset by lower professional fees and the favorable foreign exchange translation impact. We recorded net litigation provisions in 3Q11 of CHF 519 million, including CHF 183 million (EUR 150 million) in connection with the resolution of the German tax matter with the Public Prosecutor’s Office in Dusseldorf, Germany, regarding the proceedings against Credit Suisse employees (the German tax matter) and CHF 295 million in connection with the US tax matter in Private Banking. For information on the US tax matter, refer to Note 29 – Litigation in V – Condensed consolidated financial statements – unaudited in the 2Q11 Financial Report. 3Q10 included litigation charges of CHF 112 million.

The Core Results effective tax rate was 32.0% in 3Q11, compared to 25.0% in 2Q11. The 3Q11 effective tax rate was mainly impacted by the geographical mix of results, a CHF 139 million tax charge related to a write-down of deferred tax assets following the enactment of UK legislation to reduce the rate of corporation tax from 27% to 25%, an increase in valuation allowances against deferred tax assets mainly in the UK of CHF 62 million and an increase of net deferred tax balances of CHF 127 million following a re-measurement of deferred tax liabilities in Switzerland. Overall, net deferred tax assets increased CHF 301 million to CHF 7,702 million as of the end of 3Q11. For further information, refer to Note 20 – Tax in V – Condensed consolidated financial statements – unaudited.

Assets under management were CHF 1,196.8 billion, down CHF 36.5 billion, or 3.0%, compared to the end of 2Q11, mainly reflecting adverse market performance, partly offset by positive foreign exchange-related movements and net new assets of CHF 7.1 billion. Compared to the end of 3Q10, assets under management were down CHF 54.4 billion, or 4.3%, as adverse foreign exchange-related movements and adverse market performance were partly offset by net new assets in both Private Banking and Asset Management.

Evolution of our strategy
In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we are adapting our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure in order to deliver attractive returns for our shareholders.

In Private Banking, we remain committed to a long-term international growth strategy, focusing on onshore, faster growing and large markets and the ultra-high-net-worth individual (UHNWI) client segment as key growth areas and continuing to build on our strong position in the Swiss market while enhancing our efficiency. We will rationalize our operating model for Western European markets and serve smaller markets opportunistically. With these combined measures, we are targeting incremental pre-tax income of CHF 800 million excluding market induced growth by 2014.

In Investment Banking, we will redeploy capital in order to invest and grow businesses and significantly reduce risk-weighted assets (RWAs) and our cost base. We will invest and grow in businesses where we have competitive advantages and synergies with Private Banking and Asset Management, including foreign exchange, electronic trading, emerging markets, prime services and equity capital markets. We will target a 50% reduction in RWAs in our fixed income business from 55% of Group RWAs to 39% by the end of 2014. We will significantly reduce our cost base, including through improved client coverage efficiency and reduced country, industry and product coverage overlaps.

In Asset Management, we will expand the range of alternative products in collaboration with Private Banking and Investment Banking, grow our fee-based revenues and drive further cost reductions through platform optimization and outsourcing.

We will allocate additional resources across our businesses to fast growing markets, especially Brazil, Southeast Asia, Greater China and Russia, to increase the revenue contribution from 15% of revenues in 2010 to 25% by 2014.

As part of our evolving strategy, we will implement additional cost efficiency measures to adjust our cost base. In 2Q11, we began implementing a number of cost efficiency initiatives, which we now expect to achieve CHF 1.2 billion (up from the CHF 1.0 billion estimate) in cost savings, with most of the savings in Investment Banking, and resulting reductions in the annualized first half 2011 expense run rate during 2012. This program includes reductions of approximately 4% of total headcount across the Group and will involve implementation costs in 2011 of CHF 550 million (up from an estimated range of CHF 400 million to CHF 450 million). Of these costs, we recognized CHF 291 million in 3Q11 and CHF 142 million in 2Q11 in the Corporate Center, mostly severance and other compensation expense. Given these implementation costs, we expect limited net costs savings in 2011 and realization of the benefits of the cost efficiency initiative during 2012. In addition to these measures, we are targeting an additional CHF 0.8 billion of cost savings by the end of 2013. We expect these additional cost savings to involve headcount reductions of approximately 3% across the Group and maximizing deployment opportunities by rationalizing our existing business footprint, a more fully integrated bank operating model and continued centralization of our infrastructure and streamlining of operational and support functions (including a new European business operating model and additional European and Swiss platform efficiencies). We do not expect the CHF 2 billion of cost efficiency initiatives to have an adverse impact on the execution of our capital-efficient, client-focused strategy as we allocate resources to growth businesses.

For more information on the refinement of our Investment Banking strategy, refer to II – Results by division – Investment Banking, and for more information on the reduction of RWAs, refer to III – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Capital management.

Regulatory proposals and developments
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. For information regarding the “Too Big to Fail” legislation recently approved by the Swiss Parliament, the liquidity principles agreed with the Swiss Financial Market Supervisory Authority (FINMA), the liquidity and capital standards under the Basel Committee on Banking Supervision (BCBS) Basel III framework, and the revisions to the Basel II market risk framework (Basel II.5), refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Regulatory capital developments and proposals, and for information on other regulatory proposals and developments, refer to I – Information on the company – Regulation and supervision in the Credit Suisse Annual Report 2010.

In September 2011, the Swiss Bank Law was amended to streamline the procedure by which troubled banks are restructured, providing FINMA with increased regulatory authority to expedite restructurings, including the power to require a bank to complete a debt-for-stock swap in order to avoid insolvency.

In October 2011, US regulators issued proposed regulations on the “Volcker Rule”, which will limit the ability of banking entities to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading. We are assessing how the proposed regulations would affect our businesses if implemented as proposed.

In October 2011, the Federal Reserve Board announced the approval of a final rule to implement the resolution plan requirement in the Dodd-Frank Wall Street Reform and Consumer Protection Act. The rule requires bank holding companies with assets of USD 50 billion or more and certain designated non-bank financial firms to submit annually to the Board and the Federal Deposit Insurance Corporation resolution plans describing the strategy for rapid and orderly resolution in bankruptcy during times of financial distress.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense (which is generally based on fair value at the time of grant) reduces equity, however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards, including through the issuance of shares from approved conditional capital. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards. For further information, refer to the Consolidated statements of changes in equity – unaudited and Note 21 – Employee deferred compensation in V – Condensed consolidated financial statements – unaudited and Note 26 – Tax – Tax benefits associated with share-based compensation in V – Consolidated Financial Statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expenses in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.

For further information, refer to Note 1 – Summary of significant accounting policies and Note 26 – Financial instruments in V – Condensed consolidated financial statements – unaudited. The Financial Report 3Q11, including additional disclosures on fair value of financial instruments, will be published on our website and filed with the US Securities and Exchange Commission (SEC) on or about November 10, 2011.

Personnel
Headcount at the end of 3Q11 was 50,700, unchanged from 2Q11 and up 200 from 3Q10. This reflected reductions in headcount in connection with our cost efficiency initiatives, primarily in Private Banking and Investment Banking, offset by seasonal graduate and apprentice recruitment and increases due to regulatory requirements.

Number of employees by division

	end of				% change

	3Q11	[1]	2Q11	3Q10	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	25,500		25,700	25,500	(1)	0

Investment Banking	21,500		21,300	21,200	1	1

Asset Management	2,800		2,800	2,900	0	(3)

Corporate Center	900		900	900	0	0

Number of employees	50,700		50,700	50,500	0	0

1 Excludes 1,150 employees in connection with the cost efficiency initiatives.

Key performance indicators
Our key performance indicators (KPIs) are targets to be achieved over a three to five year period across market cycles. As such, year-to-date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process.

Growth
We target collaboration revenues of 18% to 20% of net revenues. Collaboration revenues were 15.1% of net revenues for 3Q11.
For net new assets, we target a growth rate above 6% . In 3Q11, we recorded an annualized net new asset growth rate of 2.3% and a rolling four-quarter average growth rate of 4.3%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. Our 3Q11 total shareholder return was (26.6)%. The 3Q11 average total shareholder return of our peer group was (36.2)%.

For return on equity, we target an annualized return on equity above 15%. The annualized return on equity was 8.7% in 3Q11.
We target a pre-tax income margin above 28%. Our pre-tax income margin was 15.2% for 3Q11.
Capital
For the Bank for International Settlements (BIS) tier 1 ratio, our capital targets are compliance with the Swiss “Too Big to Fail” and Basel III capital standards. The BIS tier 1 ratio was 17.7% and the core tier 1 ratio under Basel II.5 was 10.0% as of the end of 3Q11. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Capital management.

in / end of	Target	3Q11	9M11	2010	2009	2008

Growth (%)

Collaboration revenues	18 - 20% of net revenues	15.1	15.6	14.4	15.5	43.8

Net new asset growth (annualized)	Above 6%	2.3	4.3	5.6	4.0	(0.2)

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	(26.6)	(34.1)	(23.3)	80.1	(56.1)

Total shareholder return of peer group [1,2]	–	(36.2)	(36.9)	(1.7)	36.6	(55.5)

Return on equity attributable to shareholders (annualized)	Above 15%	8.7	10.7	14.4	18.3	(21.1)

Core Results pre-tax income margin	Pre-tax income margin above 28%	15.2	17.9	22.2	25.5	(102.5)

Capital (%)

BIS tier 1 ratio (Basel II)	Compliance with Swiss "Too Big to Fail" and Basel III	17.7	17.7	17.2	16.3	13.3

1 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period. 2 The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Results by division
Private Banking
Investment Banking
Asset Management

Private Banking
In 3Q11, we reported net revenues of CHF 2,610 million and income before taxes of CHF 183 million in a challenging operating environment, including litigation provisions of CHF 478 million in Wealth Management Clients. We attracted net new assets of CHF 7.4 billion, with strong inflows in our ultra-high-net-worth individual client and emerging market segments.

Results

	in / end of			% change		in / end of		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Statements of operations (CHF million)

Net revenues	2,610	2,797	2,826	(7)	(8)	8,303	8,717	(5)

Provision for credit losses	25	(2)	(8)	–	–	35	14	150

Compensation and benefits	1,115	1,135	1,139	(2)	(2)	3,474	3,536	(2)

General and administrative expenses	1,134	664	715	71	59	2,419	2,081	16

Commission expenses	153	157	144	(3)	6	494	484	2

Total other operating expenses	1,287	821	859	57	50	2,913	2,565	14

Total operating expenses	2,402	1,956	1,998	23	20	6,387	6,101	5

Income before taxes	183	843	836	(78)	(78)	1,881	2,602	(28)

of which Wealth Management Clients	(34)	595	612	–	–	1,184	1,922	(38)

of which Corporate & Institutional Clients	217	248	224	(13)	(3)	697	680	2

Statement of operations metrics (%)

Cost/income ratio	92.0	69.9	70.7	–	–	76.9	70.0	–

Pre-tax income margin	7.0	30.1	29.6	–	–	22.7	29.8	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,959	6,894	6,974	1	0	6,835	6,617	3

Pre-tax return on average utilized economic capital (%) [1]	11.0	49.3	48.4	–	–	37.1	52.9	–

Number of employees (full-time equivalents)

Number of employees	25,500	25,700	25,500	(1)	0	25,500	25,500	0

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Net revenue detail (CHF million)

Net interest income	1,098	1,151	1,217	(5)	(10)	3,425	3,707	(8)

Recurring commissions and fees	905	1,005	1,001	(10)	(10)	2,917	3,085	(5)

Transaction-based	607	641	608	(5)	0	1,961	1,925	2

Net revenues	2,610	2,797	2,826	(7)	(8)	8,303	8,717	(5)

Provision for credit losses (CHF million)

New provisions	54	55	47	(2)	15	150	212	(29)

Releases of provisions	(29)	(57)	(55)	(49)	(47)	(115)	(198)	(42)

Provision for credit losses	25	(2)	(8)	–	–	35	14	150

Balance sheet statistics (CHF million)

Net loans	192,177	186,691	183,015	3	5	192,177	183,015	5

of which Wealth Management Clients [1]	138,175	134,160	132,744	3	4	138,175	132,744	4

of which Corporate & Institutional Clients	54,002	52,531	50,271	3	7	54,002	50,271	7

Deposits	255,630	244,146	258,135	5	(1)	255,630	258,135	(1)

of which Wealth Management Clients [1]	201,179	193,729	207,078	4	(3)	201,179	207,078	(3)

of which Corporate & Institutional Clients	54,451	50,417	51,057	8	7	54,451	51,057	7

Number of relationship managers

Switzerland	1,970	2,040	2,010	(3)	(2)	1,970	2,010	(2)

EMEA	1,210	1,240	1,260	(2)	(4)	1,210	1,260	(4)

Americas	570	560	560	2	2	570	560	2

Asia Pacific	370	370	360	0	3	370	360	3

Wealth Management Clients	4,120	4,210	4,190	(2)	(2)	4,120	4,190	(2)

Corporate & Institutional Clients (Switzerland)	500	500	490	0	2	500	490	2

Number of relationship managers	4,620	4,710	4,680	(2)	(1)	4,620	4,680	(1)

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth individual clients.

Results overview
Income before taxes of CHF 183 million decreased 78% compared to 3Q10, primarily reflecting litigation provisions of CHF 478 million. Net revenues of CHF 2,610 million were down 8% compared to 3Q10. In an ongoing low interest rate environment, net interest income decreased 10%, with lower deposit margins on lower average volumes and stable loan margins on slightly higher average volumes. The decline in deposit volumes included the impact from the weakening of the US dollar and the euro against the Swiss franc and lower volumes related to securities lending and borrowing activities. Recurring commissions and fees decreased 10% across all categories, mainly due to the adverse foreign exchange translation impact, including the impact on average assets under management. Transaction-based revenues were stable, with higher foreign exchange income from client transactions and revenues from integrated solutions offset by lower brokerage and product issuing fees, and slight fair value gains on the Clock Finance transaction compared to fair value losses in 3Q10. Overall, assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets in cash and money market products.

Compared to 3Q10, results in Private Banking were impacted by the significant weakening of the average exchange rate of the US dollar and the euro against the Swiss franc, adversely impacting revenues and assets under management and favorably impacting expenses, primarily in Wealth Management Clients. The adverse impact on net revenues and income before taxes in Private Banking was CHF 252 million and CHF 133 million, respectively. In Wealth Management Clients, the negative impact on net revenues and income before taxes was CHF 223 million and CHF 105 million, respectively. For further information on foreign currency translation rates, refer to VI – Investor information.

We recorded net provisions for credit losses of CHF 25 million in Private Banking, with net provisions of CHF 20 million in Wealth Management Clients and CHF 5 million in Corporate & Institutional Clients.

Total operating expenses of CHF 2,402 million were 20% higher compared to 3Q10, reflecting CHF 478 million of litigation provisions, of which CHF 183 million (EUR 150 million) was in connection with the German tax matter and CHF 295 million was in connection with the US tax matter. 3Q10 included CHF 44 million of provisions related to auction rate securities (ARS). Excluding these litigation provisions, total operating expenses decreased slightly due to the favorable foreign exchange translation impact.

Compared to 2Q11, income before taxes was 78% lower. Net revenues decreased 7%. Net interest income was 5% lower, reflecting lower deposit margins on slightly lower average volumes and slightly higher loan margins on stable average volumes. Recurring commissions and fees decreased 10%, mainly reflecting the decrease in average assets under management, resulting from the downturn in equity markets and the semi-annual performance fees from Hedging-Griffo in 2Q11. Transaction-based revenues decreased 5%, mainly reflecting the gains from the sale of real estate of CHF 72 million in 2Q11 and lower brokerage and product issuing fees, partially offset by higher foreign exchange income from client transactions and higher revenues from integrated solutions. Total operating expenses increased 23%, driven by the litigation provisions. Excluding these litigation provisions, total operating expenses decreased slightly.

Assets under management as of the end of 3Q11 were CHF 891.4 billion, 3.0% lower than the end of 2Q11. Net new assets of CHF 7.4 billion and positive foreign exchange-related movements were more than offset by adverse market movements, primarily from the downturn in equity markets. Wealth Management Clients contributed net new assets of CHF 6.6 billion driven by inflows from our international businesses, partially offset by outflows in Switzerland, as broad net inflows were more than offset by outflows of low margin assets by a small number of clients. Contributions from emerging markets and the UHNWI client segment were strong. Corporate & Institutional Clients acquired net new assets of CHF 0.8 billion. Compared to the end of 3Q10, assets under management were down 4.7%, as strong net new assets were more than offset by adverse foreign exchange-related movements and negative market movements. Average assets under management of Wealth Management Clients decreased 7.0% against 3Q10 and 7.5% against 2Q11. Compared to 3Q10, strong net new assets, particularly from the UHNWI client segment, were more than offset by adverse foreign exchange-related movements and adverse equity market movements. Compared to 2Q11, positive foreign exchange-related movements, primarily related to the appreciation of the US dollar against the Swiss franc, and net new assets were more than offset by adverse market movements, mainly in equity markets.

In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we are evolving our strategy. For further information, refer to I – Credit Suisse results – Core Results – Evolution of our strategy.

Assets under management - Private Banking

	in / end of				% change		in / end of		% change

	3Q11	2Q11		3Q10	QoQ	YoY	9M11	9M10	YoY

Assets under management by region (CHF billion)

Switzerland	301.9	315.0		327.4	(4.2)	(7.8)	301.9	327.4	(7.8)

EMEA	252.7	261.8		271.7	(3.5)	(7.0)	252.7	271.7	(7.0)

Americas	129.9	132.1		135.8	(1.7)	(4.3)	129.9	135.8	(4.3)

Asia Pacific	77.6	78.1		78.2	(0.6)	(0.8)	77.6	78.2	(0.8)

Wealth Management Clients	762.1	787.0		813.1	(3.2)	(6.3)	762.1	813.1	(6.3)

Corporate & Institutional Clients (Switzerland)	129.3	132.1		122.0	(2.1)	6.0	129.3	122.0	6.0

Assets under management	891.4	919.1		935.1	(3.0)	(4.7)	891.4	935.1	(4.7)

Average assets under management (CHF billion)

Average assets under management	882.1	942.0		929.3	(6.4)	(5.1)	925.0	939.6	(1.6)

Assets under management by currency (CHF billion)

USD	282.4	281.8		304.3	0.2	(7.2)	282.4	304.3	(7.2)

EUR	199.9	214.3		229.0	(6.7)	(12.7)	199.9	229.0	(12.7)

CHF	287.3	297.0		285.1	(3.3)	0.8	287.3	285.1	0.8

Other	121.8	126.0		116.7	(3.3)	4.4	121.8	116.7	4.4

Assets under management	891.4	919.1		935.1	(3.0)	(4.7)	891.4	935.1	(4.7)

Net new assets by region (CHF billion)

Switzerland	(0.4)	4.1		1.2	–	–	8.4	7.3	15.1

EMEA	2.7	2.9		4.3	(6.9)	(37.2)	9.6	12.3	(22.0)

Americas	1.3	2.0		3.1	(35.0)	(58.1)	6.3	6.7	(6.0)

Asia Pacific	3.0	2.5		3.8	20.0	(21.1)	9.5	10.9	(12.8)

Wealth Management Clients	6.6	11.5		12.4	(42.6)	(46.8)	33.8	37.2	(9.1)

Corporate & Institutional Clients (Switzerland)	0.8	0.0		0.2	–	300.0	3.1	7.8	(60.3)

Net new assets	7.4	11.5		12.6	(35.7)	(41.3)	36.9	45.0	(18.0)

Growth in assets under management (CHF billion)

Net new assets	6.6	11.5		12.4	–	–	33.8	37.2	–

Other effects	(31.5)	(54.1)		(4.6)	–	–	(79.7)	(26.9)	–

of which market movements	(52.7)	(7.2)		26.9	–	–	(52.5)	19.4	–

of which currency	21.3	(41.8)		(30.6)	–	–	(20.4)	(42.2)	–

of which other	(0.1)	(5.1)	[1]	(0.9)	–	–	(6.8)	(4.1)	–

Wealth Management Clients	(24.9)	(42.6)		7.8	–	–	(45.9)	10.3	–

Corporate & Institutional Clients	(2.8)	3.8	[1]	1.7	–	–	4.4	9.9	–

Growth in assets under management	(27.7)	(38.8)		9.5	–	–	(41.5)	20.2	–

Growth in assets under management (annualized) (%)

Net new assets	3.2	4.8		5.4	–	–	5.3	6.6	–

of which Wealth Management Clients	3.4	5.5		6.2	–	–	5.6	6.2	–

of which Corporate & Institutional Clients	2.4	0.0		0.7	–	–	3.3	9.3	–

Other effects	(15.3)	(21.0)		(1.3)	–	–	(11.2)	(3.6)	–

Growth in assets under management	(12.1)	(16.2)		4.1	–	–	(5.9)	3.0	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	5.0	5.6		5.7	–	–	–	–	–

of which Wealth Management Clients	5.2	5.9		5.4	–	–	–	–	–

of which Corporate & Institutional Clients	3.8	3.3		8.1	–	–	–	–	–

Other effects	(9.7)	(6.3)		(2.0)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	(4.7)	(0.7)		3.7	–	–	–	–	–

1 Primarily reflects the transfer of assets under management from Wealth Management Clients to Corporate & Institutional Clients.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. In 3Q11, the pre-tax income margin was 7.0%, down 22.6 percentage points from 3Q10 and down 23.1 percentage points from 2Q11. Excluding the litigation provisions of CHF 478 million, our pre-tax income margin was 25.3%.

Net new asset growth for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. Our annualized quarterly growth rate was 3.4% in 3Q11. The rolling four-quarter average growth rate was 5.2%.

Initiatives and achievements
In 3Q11, we continued our long-term strategy of organic growth and strengthened our client focus:
– We were awarded “Best Private Bank” in Southeast Asia, Singapore and Indonesia by The Asset in its Triple A Investment Awards. Additionally, we were named “Best Private Bank in Hong Kong” by Capital’s “Merits of Achievement in Banking and Finance”.

– In New York, we hosted our first Global Philanthropy Campus in partnership with New York University’s Center for Philanthropy and Fundraising. The program allows UHNWI clients to engage and cooperate in philanthropic endeavors.

– We strengthened our cooperation with Zurich Financial Services to offer clients a broader range of annuity plans.
Results detail
The following provides a comparison of our 3Q11 results versus 3Q10 (YoY) and versus 2Q11 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Down 8% from CHF 2,826 million to CHF 2,610 million
Net interest income decreased 10%, with lower deposit margins on lower average volumes and stable loan margins on slightly higher average volumes. The decline in deposit volumes included the weakening of the US dollar and the euro against the Swiss franc and lower volumes related to securities lending and borrowing activities. Recurring commissions and fees declined 10%, with lower revenues across all categories, mainly reflecting the adverse foreign exchange translation impact, including the impact on average assets under management. Transaction-based revenues were stable, reflecting higher foreign exchange income from client transactions and revenues from integrated solutions offset by lower brokerage and product issuing fees, particularly from bonds. Transaction-based revenues included fair value gains on the Clock Finance transactions of CHF 6 million compared to fair value losses of CHF 21 million in 3Q10.

QoQ: Down 7% from CHF 2,797 million to CHF 2,610 million
Net interest income declined 5%, reflecting lower deposit margins on slightly lower average volumes and slightly higher loan margins on stable average volumes. Recurring commissions and fees declined 10%, mainly reflecting the adverse impact from the downturn of equity markets on average assets under management and semi-annual performance fees from Hedging-Griffo in 2Q11. Transaction-based revenues decreased 5%, mainly due to gains from the sale of real estate of CHF 72 million in 2Q11 and lower brokerage and product issuing fees in 3Q11, particularly from structured products, equities and mutual funds. These decreases were partially offset by higher foreign exchange income from client transactions, reflecting market volatility, and higher revenues from integrated solutions.

Provision for credit losses
YoY: Up from CHF (8) million to CHF 25 million
New provisions of CHF 54 million and releases of CHF 29 million resulted in net provisions for credit losses of CHF 25 million. Wealth Management Clients recorded net new provisions of CHF 20 million and Corporate & Institutional Clients recorded net new provisions of CHF 5 million. Releases were mostly recognized in Corporate & Institutional Clients, while new provisions were mostly recognized in Wealth Management Clients. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly secured by mortgages, securities and other financial collaterals.

QoQ: Up from CHF (2) million to CHF 25 million
Provision for credit losses reflected lower releases.
Operating expenses
Compensation and benefits
YoY: Down 2% from CHF 1,139 million to CHF 1,115 million
The decline reflected the favorable foreign exchange translation impact. Excluding this impact, compensation and benefits increased slightly, reflecting IT investments, including from regulatory requirements.

QoQ: Down 2% from CHF 1,135 million to CHF 1,115 million
The decline mainly reflected a slight decrease in deferred compensation from prior year share-based and other awards.
General and administrative expenses
YoY: Up 59% from CHF 715 million to CHF 1,134 million
The increase mainly reflected the litigation provisions of CHF 478 million, of which CHF 183 million (EUR 150 million) was in connection with the German tax matter and CHF 295 million was in connection with the US tax matter. 3Q10 included CHF 44 million of provisions related to ARS. Excluding these litigation provisions and the favorable foreign exchange translation impact, general and administrative expenses increased slightly, reflecting IT investments, including from regulatory requirements.

QoQ: Up 71% from CHF 664 million to CHF 1,134 million
The increase mainly reflected the litigation provisions. Excluding these litigation provisions, general and administrative expenses were stable.
Personnel
Headcount at the end of 3Q11 was 25,500, down 200 from 2Q11 and unchanged from 3Q10. The decrease from 2Q11 mainly reflected reductions in connection with our cost efficiency initiative, partially offset by investments in our growth markets, advisory and solutions capabilities and multi-shore business model, including IT investments, particularly from regulatory requirements. We also gave over 100 apprentices the opportunity to remain with us after finishing their apprenticeships. Further, we increased our pool of graduates and interns. The number of relationship managers in Wealth Management Clients decreased by 90 from 2Q11 and by 70 compared to 3Q10, mainly due to reductions in connection with our cost efficiency initiative.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 13% from CHF 929 million to CHF 809 million
The decrease reflected lower deposit margins on lower average volumes and slightly lower loan margins on slightly higher average volumes. The decline in deposit volumes included the adverse foreign exchange translation impact and lower volumes related to securities lending and borrowing activities.

QoQ: Down 5% from CHF 855 million to CHF 809 million
The decrease reflected slightly lower deposit margins on slightly lower average volumes and stable loan margins on stable average volumes.
Recurring commissions and fees
YoY: Down 8% from CHF 891 million to CHF 816 million
The decrease in recurring commissions and fees mainly reflected the adverse foreign exchange translation impact, including the impact on average assets under management, with lower revenues across all categories, mainly investment product management fees and discretionary mandate management fees.

QoQ: Down 9% from CHF 899 million to CHF 816 million
The decline mainly reflected the adverse impact of the downturn in equity markets on average assets under management, mainly resulting in lower investment product management fees and investment account and service fees. 2Q11 included semi-annual performance fees from Hedging-Griffo.

Transaction-based
YoY: Down 7% from CHF 565 million to CHF 523 million
The decline was driven by lower brokerage and product issuing fees, primarily from bonds. The decline was partially offset by higher foreign exchange income from client transactions, reflecting market volatility, and higher revenues from integrated solutions.

QoQ: Down 9% from CHF 576 million to CHF 523 million
The decrease mainly reflected the gains from the sale of real estate of CHF 72 million in 2Q11 and lower brokerage and product issuing fees in 3Q11, particularly from structured products, equities and mutual funds. These decreases were partially offset by higher foreign exchange income from client transactions and higher revenues from integrated solutions.

Gross margin
Our gross margin was 114 basis points in 3Q11, four basis points lower than in 3Q10. The net interest income margin decreased three basis points, reflecting 13% lower net interest income and 7.0% lower average assets under management. The recurring commissions and fees margin and transaction-based margin were stable, as the decline in revenues was in line with the decline in average assets under management.

Compared to 2Q11, gross margin decreased one basis point, reflecting the 8% decline in net revenues and the 7.5% decline in average assets under management. Excluding the gain of CHF 72 million from the sale of real estate in 2Q11, the gross margin increased three basis points and the transaction-based margin increased four basis points.

Results - Wealth Management Clients

	in / end of			% change		in / end of		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Statements of operations (CHF million)

Net revenues	2,148	2,330	2,385	(8)	(10)	6,911	7,365	(6)

Provision for credit losses	20	8	8	150	150	40	56	(29)

Total operating expenses	2,162	1,727	1,765	25	22	5,687	5,387	6

Income/(loss) before taxes	(34)	595	612	–	–	1,184	1,922	(38)

Statement of operations metrics (%)

Cost/income ratio	100.7	74.1	74.0	–	–	82.3	73.1	–

Pre-tax income margin	(1.6)	25.5	25.7	–	–	17.1	26.1	–

Net revenue detail (CHF million)

Net interest income	809	855	929	(5)	(13)	2,544	2,824	(10)

Recurring commissions and fees	816	899	891	(9)	(8)	2,619	2,770	(5)

Transaction-based	523	576	565	(9)	(7)	1,748	1,771	(1)

Net revenues	2,148	2,330	2,385	(8)	(10)	6,911	7,365	(6)

Average assets under management (CHF billion)

Average assets under management	752.1	813.0	808.6	(7.5)	(7.0)	796.4	819.7	(2.8)

Gross margin (annualized) (bp) [1]

Net interest income	43	42	46	–	–	43	46	–

Recurring commissions and fees	43	45	44	–	–	44	45	–

Transaction-based	28	28	28	–	–	29	29	–

Gross margin	114	115	118	–	–	116	120	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Stable at CHF 289 million
Net interest income reflected stable margins on slightly higher average loan and deposit volumes.
QoQ: Down 2% from CHF 296 million to CHF 289 million
The slight decrease reflected lower deposit margins on higher average volumes and slightly higher loan margins on stable average volumes.
Recurring commission and fees
YoY: Down 19% from CHF 110 million to CHF 89 million
The decline was driven by lower investment account and services fees.
QoQ: Down 16% from CHF 106 million to CHF 89 million
The decrease mainly reflected lower investment account and services fees.
Transaction-based
YoY: Up 95% from CHF 43 million to CHF 84 million
The increase primarily reflected fair value gains on the Clock Finance transaction of CHF 6 million in 3Q11 compared to losses of CHF 21 million in 3Q10, higher revenues from integrated solutions and higher foreign exchange income from client transactions. Excluding the fair value gains and losses on the Clock Finance transaction, transaction-based revenues increased 22%.

QoQ: Up 29% from CHF 65 million to CHF 84 million
The increase mainly reflected fair value gains on the Clock Finance transaction of CHF 6 million in 3Q11 compared to losses of CHF 4 million in 2Q11 and higher foreign exchange income from client transactions.

Return on business volume
Return on business volume measures net revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume of 77 basis points was one basis point higher than 3Q10 and one basis point lower than 2Q11. The increase from 3Q10 reflected 5% higher net revenues and 3.8% higher average business volume, mainly from higher assets under management.

Excluding the fair value gains and losses on the Clock Finance transaction, return on business volume was 76 basis points in 3Q11, 79 basis points in 2Q11 and 80 basis points in 3Q10.

Results - Corporate & Institutional Clients

	in / end of			% change		in / end of		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Statements of operations (CHF million)

Net revenues	462	467	441	(1)	5	1,392	1,352	3

Provision for credit losses	5	(10)	(16)	–	–	(5)	(42)	(88)

Total operating expenses	240	229	233	5	3	700	714	(2)

Income before taxes	217	248	224	(13)	(3)	697	680	2

Statement of operations metrics (%)

Cost/income ratio	51.9	49.0	52.8	–	–	50.3	52.8	–

Pre-tax income margin	47.0	53.1	50.8	–	–	50.1	50.3	–

Net revenue detail (CHF million)

Net interest income	289	296	288	(2)	0	881	883	0

Recurring commissions and fees	89	106	110	(16)	(19)	298	315	(5)

Transaction-based	84	65	43	29	95	213	154	38

Net revenues	462	467	441	(1)	5	1,392	1,352	3

Average business volume (CHF billion)

Average business volume	240.2	239.4	231.4	0.3	3.8	238.5	230.8	3.3

Business volume (CHF billion)

Client assets	188.6	191.3	181.2	(1.4)	4.1	188.6	181.2	4.1

of which assets under management	129.3	132.1	122.0	(2.1)	6.0	129.3	122.0	6.0

of which commercial assets	52.0	51.0	52.5	2.0	(1.0)	52.0	52.5	(1.0)

of which custody assets	7.3	8.2	6.7	(11.0)	9.0	7.3	6.7	9.0

Net loans	54.0	52.5	50.3	2.9	7.4	54.0	50.3	7.4

Business volume	242.6	243.8	231.5	(0.5)	4.8	242.6	231.5	4.8

Return on business volume (annualized) (bp) [1]

Return on business volume	77	78	76	–	–	78	78	–

1 Net revenues divided by average business volume.

Investment Banking
In 3Q11, we reported a loss before taxes of CHF 190 million and net revenues of CHF 2,494 million. Net revenues were impacted by the volatile market environment driven by increased European sovereign debt concerns and indications of a global economic slowdown. As a result, our businesses reflected difficult trading conditions.

Results

	in / end of			% change		in / end of		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Statements of operations (CHF million)

Net revenues	2,494	2,822	3,421	(12)	(27)	10,245	12,736	(20)

Provision for credit losses	59	15	(18)	293	–	55	(70)	–

Compensation and benefits	1,449	1,446	1,872	0	(23)	5,303	6,210	(15)

General and administrative expenses	896	830	877	8	2	2,613	2,672	(2)

Commission expenses	280	300	295	(7)	(5)	890	951	(6)

Total other operating expenses	1,176	1,130	1,172	4	0	3,503	3,623	(3)

Total operating expenses	2,625	2,576	3,044	2	(14)	8,806	9,833	(10)

Income/(loss) before taxes	(190)	231	395	–	–	1,384	2,973	(53)

Statement of operations metrics (%)

Cost/income ratio	105.3	91.3	89.0	–	–	86.0	77.2	–

Pre-tax income margin	(7.6)	8.2	11.5	–	–	13.5	23.3	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,698	19,967	21,416	(1)	(8)	19,683	21,150	(7)

Pre-tax return on average utilized economic capital (%) [1]	(3.3)	5.1	8.0	–	–	9.9	19.4	–

Number of employees (full-time equivalents)

Number of employees	21,500	21,300	21,200	1	1	21,500	21,200	1

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Net revenue detail (CHF million)

Debt underwriting	312	399	509	(22)	(39)	1,212	1,421	(15)

Equity underwriting	113	294	169	(62)	(33)	608	604	1

Total underwriting	425	693	678	(39)	(37)	1,820	2,025	(10)

Advisory and other fees	181	272	212	(33)	(15)	681	740	(8)

Total underwriting and advisory	606	965	890	(37)	(32)	2,501	2,765	(10)

Fixed income sales and trading	762	595	1,458	28	(48)	3,850	5,558	(31)

Equity sales and trading	1,182	1,269	1,080	(7)	9	3,980	4,497	(11)

Total sales and trading	1,944	1,864	2,538	4	(23)	7,830	10,055	(22)

Other	(56)	(7)	(7)	–	–	(86)	(84)	2

Net revenues	2,494	2,822	3,421	(12)	(27)	10,245	12,736	(20)

Average one-day, 98% risk management Value-at-Risk (CHF million) [1]

Interest rate & credit spread	69	66	99	5	(30)	72	95	(24)

Foreign exchange	10	13	21	(23)	(52)	12	17	(29)

Commodity	7	12	19	(42)	(63)	12	19	(37)

Equity	20	28	29	(29)	(31)	24	26	(8)

Diversification benefit	(30)	(48)	(58)	(38)	(48)	(45)	(60)	(25)

Average one-day, 98% risk management Value-at-Risk	76	71	110	7	(31)	75	97	(23)

Risk-weighted assets (million) [2]

Risk-weighted assets (CHF)	118,565	114,162	141,463	4	(16)	118,565	141,463	(16)

Risk-weighted assets (USD)	130,535	135,584	144,801	(4)	(10)	130,535	144,801	(10)

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day, risk management VaR measure was revised in 2Q11. For further information on VaR and changes in VaR methodology, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk. 2 Under Basel II: For information on risk-weighted assets under the revisions to the Basel II market risk framework (Basel II.5) refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Capital management and – Regulatory capital developments and proposals and the chart "Basel II.5 risk-weighted assets and allocated deductions".

Results overview
In 3Q11, we reported a loss before taxes of CHF 190 million compared to income before taxes of CHF 395 million in 3Q10 and CHF 231 million in 2Q11. Net revenues of CHF 2,494 million were down 27% from 3Q10, and down 12% from 2Q11.

Fixed income sales and trading results were significantly lower than 3Q10, reflecting challenging market-making conditions across most businesses, but stronger compared to a very weak 2Q11. Results in our credit business were significantly impacted by reduced client trading volumes, market illiquidity, and widening credit spreads, resulting in losses on inventory positions held for our client trading business. We took substantial risk reduction measures in our credit businesses to mitigate potential losses. Securitized products results remained weak as further declines in bond prices led to continued low client activity and additional valuation reductions on client flow inventory positions. Fixed income sales and trading business results in 3Q11 mainly consisted of revenues from global rates, emerging markets, foreign exchange, commodities and securitized products. Results also included DVA gains of CHF 266 million relating to certain structured note liabilities and a loss of CHF 83 million related to changes in OIS interest rate yield curves used to determine the fair value of certain collateralized derivatives.

Equity sales and trading results were affected by the volatile market environment. Revenues, which included DVA gains of CHF 272 million related to certain structured note liabilities, increased from 3Q10, but were down 7% from 2Q11. Equity sales and trading business results mainly consisted of revenues from prime services, cash equities, derivatives and equities arbitrage trading.

Underwriting and advisory results declined from 3Q10 and 2Q11, but were in line with industry-wide issuance levels and M&A activity. We had lower debt underwriting revenues, driven by reduced industry-wide issuance levels, particularly in investment grade and high yield. Revenues in our equity underwriting and advisory businesses reflected reduced issuance and completed M&A volumes compared to prior periods.

Compensation and benefits of CHF 1,449 million in 3Q11 were 23% lower than 3Q10, reflecting the foreign exchange translation impact. In US dollars, compensation and benefits decreased 6%, primarily driven by lower deferred compensation expense from prior-year share and other awards. Compensation and benefits were flat compared to 2Q11. Total other operating expenses were flat compared to 3Q10 and increased 4% compared to 2Q11. In US dollars, total other operating expenses increased 22% compared to 3Q10 and 7% compared to 2Q11.

Our results reflected fair value losses on Credit Suisse vanilla debt. For further information, refer to sales and trading results details.
Results in 3Q11 were impacted by the weakening of the average rate of the US dollar against the Swiss franc compared to 3Q10, which adversely affected revenues and favorably impacted expenses and losses. In US dollars, net revenues were 12% lower and total operating expenses were 4% higher compared to 3Q10. For more information on foreign currency translation rates, refer to VI – Investor information.

Refinement of our Investment Banking strategy
In Investment Banking, we are refining our client-focused, capital-efficient strategy in order to continue to deliver attractive returns in spite of the challenging market and regulatory environment. We will redeploy capital and resources in order to invest and grow businesses, and we will significantly reduce risk-weighted assets (RWAs) and our cost base. We will target a 50% reduction in RWAs in our fixed income business from 55% of Group RWAs to 39% by the end of 2014. We will significantly reduce our cost base, including through improved client coverage efficiency and reduced country, industry and product coverage overlaps. We will invest and grow in businesses where we have competitive advantages and synergies with Private Banking and Asset Management.

Our business portfolio will evolve as follows as we redeploy capital and resources.
Invest/Grow
– Foreign exchange
– Global rates (including electronic trading)
– Fixed income businesses in fast growing and emerging markets (including Brazil, Southeast Asia, Greater China, and Russia)
– Commodities
– Prime services
– Derivatives (including flow and corporate)
– Equity underwriting (target top three globally)
Evolve
– Credit products
– Securitized products (including non-agency and agency residential mortgage-backed securities (RMBS) trading and commercial mortgage-backed securities (CMBS) trading)
– Structured financing business in emerging markets
– Cash equities
– Continued alignment of corporate lending with key clients
– Reallocate investment banking resources to growth markets, particularly Asia
Downscale/Exit
– Structured long-dated unsecured trades, including in rates, emerging markets and commodities
– Exit CMBS origination
– Downscale less capital efficient securitized products
– Improve investment banking client coverage efficiency and profitability in Europe, Middle East and Africa (EMEA)
Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was (7.6)% in 3Q11, compared to 11.5% in 3Q10 and 8.2% in 2Q11.
Value-at-Risk
The average one-day, 98% risk management value-at-risk (VaR) was CHF 76 million in 3Q11, compared to CHF 110 million in 3Q10 and CHF 71 million in 2Q11. For further information on VaR, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk.

Significant transactions and achievements
We were active in executing or advising on a number of significant closed and pending transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including American International Group (global insurance and financial services organization), Dynegy Inc. (US producer and seller of electric energy, capacity and ancillary services), Reynolds Group (global packaging manufacturer and supplier), Access Industries (US industrial group) and Terex Corporation (leading global manufacturer).

– Equity capital markets: We executed IPOs for Tudou (Chinese online video platform), Bumi Armada (Malaysian-based international oil and gas offshore services provider) and Banca Cívica (Spanish bank), a follow-on offering for Annaly Capital Management (largest publicly-traded mortgage REIT) and a rights offering for Fondiaria-Sai SpA (Italian financial services company).

– Mergers and acquisitions: We advised on a number of key transactions, including the acquisition of Hsu Fu Chi (Chinese manufacturer of confectionery products) by Nestlé (global food and nutrition company), the merger of Kencana Petroleum (Malaysian oil and gas services provider) and SapuraCrest Petroleum (Malaysian oil and gas services provider) via a sale to Integral Key (shell vehicle owned by private equity unit Maybank Ventures to facilitate the merger), the acquisition of Medco Health Solutions (US pharmacy benefit manager) by Express Scripts (leading pharmacy benefit manager in the US), and the acquisition of Southern Union Company (US natural gas company) by Energy Transfer Equity, L.P. (US diversified energy operator).

Industry awards and surveys
– Maintained #1 ranking in two categories in the 2011 Greenwich Associates Equity Derivatives Survey, including “Important Relationships for US Flow Equity Derivatives” and “Top 5 Relationships & Share for Structured OTC Equity/Securitized Products.”

– Named “Most Innovative Investment Bank for Loans and Leveraged Finance” by The Banker in the 2011 Investment Banking Awards.
– Maintained top ranking in Global Investor’s ISF Equity Lending survey for the second consecutive year. Credit Suisse Prime Services ranked #1 as “Overall Borrower of the Year (weighted).” Additionally, Prime Services ranked #1 in “Global Coordination,” “Relationship Management” and “Trading (Connectivity & Automation).”

– Named “Equity Derivatives House of the Year” by Derivatives Intelligence at the 2011 Derivatives Week Global Awards.
– Awarded “Best Algorithmic Trading Technology - Bank” by FX Week in its 2011 e-FX Awards.
– Awarded “Best Equity Structured Product” for a Taiwan retail note by FinanceAsia in the annual Structured Products Awards for 2010-2011. The trade for Cathay Life represented the re-opening of Taiwan’s structured product market after the financial crisis.

– Awarded “Deal of the Year” in 2011 for the £1.7 billion longevity swap transaction with ITV by Life & Pension Risk, the third largest ever completed.

Market share momentum
– Ranked third by Dealogic in global announced M&A with 17.1% market share for 9M11, up from number four in 2010.
– Advanced to top five globally and number four in EMEA for equity capital markets by Dealogic for 9M11.
– Advanced our global follow-on ranking to number five according to Dealogic, with 7.7% market share for 9M11, up from number seven, with 4.9% market share, in 2010.
Results detail
The following provides a comparison of our 3Q11 results versus 3Q10 (YoY) and versus 2Q11 (QoQ).
Net revenues
Debt underwriting
YoY: Down 39% from CHF 509 million to CHF 312 million
The decrease was primarily due to weaker results in investment grade issuance, reflecting a decline in industry-wide volumes and lower market share, as well as lower revenues from leveraged finance, reflecting a decrease in industry-wide high yield issuance volumes. 3Q10 included significant structuring and syndication fees related to a large private financing.

QoQ: Down 22% from CHF 399 million to CHF 312 million
The decrease was primarily due to lower revenues from investment grade issuance, reflecting lower industry-wide volumes, emerging markets and leveraged finance, reflecting reduced industry-wide high yield issuance volumes.

Equity underwriting
YoY: Down 33% from CHF 169 million to CHF 113 million
The decrease was due to lower revenues from follow-on offerings and IPOs, reflecting reduced industry-wide volumes despite market share gains.
QoQ: Down 62% from CHF 294 million to CHF 113 million
The decrease was due to lower revenues from IPOs and follow-on offerings, reflecting reduced industry-wide volumes.
Advisory and other fees
YoY: Down 15% from CHF 212 million to CHF 181 million
The decrease reflected lower M&A and other advisory fees, driven by lower levels of global industry-wide completed M&A activity.
QoQ: Down 33% from CHF 272 million to CHF 181 million
The decrease reflected lower M&A fees, driven by lower levels of global industry-wide completed M&A activity and a decline in market share.
Fixed income sales and trading
YoY: Down 48% from CHF 1,458 million to CHF 762 million
The decrease was driven by significantly lower revenues in our credit and securitized products businesses compared to strong revenues in 3Q10. Our credit results reflected losses in leveraged finance and investment grade trading, which were impacted by challenging market-making conditions, weak client activity, reduced liquidity in the markets and widening credit spreads, leading to valuation reductions on inventory positions. In addition, we incurred losses from sales of inventory in our credit business as we significantly reduced risk to mitigate the loss impact in light of worsening market conditions. Significantly lower revenues in securitized products reflected a steep decline in cash and synthetic mortgage bond prices, which led to lower client activity and significant valuation reductions on client flow inventory positions, particularly in CMBS and non-agency RMBS. These results were partly offset by net valuation gains on exit securitized products positions and corporate lending, and stronger results in global rates and foreign exchange. Our results included DVA gains on structured note liabilities of CHF 266 million in 3Q11, compared to DVA losses of CHF 54 million in 3Q10, and fair value losses on Credit Suisse vanilla debt of CHF 42 million, compared to fair value losses of CHF 51 million in 3Q10. Revenues included a loss of CHF 83 million related to changes in OIS interest rate yield curves used to determine the fair value of certain collateralized derivatives.

QoQ: Up 28% from CHF 595 million to CHF 762 million
The increase was primarily driven by improved revenues in our global rates business, reflecting increased client flows resulting from higher market volatility. We also had net valuation gains on exit securitized products positions and corporate lending and stronger results in foreign exchange. Results in securitized products improved slightly from a weak 2Q11, as hedge gains were mostly offset by valuation reductions in CMBS and RMBS, reflecting the steep decline in cash and synthetic mortgage bond prices. These results were partly offset by the losses in our credit business. Our results included DVA gains of CHF 266 million compared to DVA gains of CHF 34 million in 2Q11, and fair value losses on Credit Suisse vanilla debt of CHF 42 million, compared to fair values losses of CHF 43 million in 2Q11.

Equity sales and trading
YoY: Up 9% from CHF 1,080 million to CHF 1,182 million
The increase was primarily driven by DVA gains on structured note liabilities of CHF 272 million, compared to DVA losses of CHF 118 million in 3Q10. These gains were mostly offset by lower revenues in cash equities, reflecting the impact of market volatility and the decline in equity prices on our client inventory despite increased client activity, and lower revenues in convertibles, derivatives and prime services. In US dollars, prime services revenues were higher. Our results included fair value losses on Credit Suisse vanilla debt of CHF 5 million, compared to fair value losses of CHF 6 million in 3Q10.

QoQ: Down 7% from CHF 1,269 million to CHF 1,182 million
The decrease was due to lower revenues in derivatives, cash equities and equities arbitrage trading, reflecting increased market volatility. We also had lower results in fund-linked products and in prime services, despite an increase in market share, due to a small decline in client balances given negative market movements. These results were mostly offset by the significant DVA gains on structured note liabilities. Our results included DVA gains of CHF 272 million, compared to DVA gains of CHF 29 million in 2Q11, and fair value losses on Credit Suisse vanilla debt of CHF 5 million, compared to fair value losses of CHF 5 million in 2Q11.

Provision for credit losses
YoY: From CHF (18) million to CHF 59 million
The change reflected higher provisions, mainly against a guarantee provided in a prior year to a third-party bank.
QoQ: From CHF 15 million to CHF 59 million
The change reflected the higher provisions and higher releases and recoveries.
Operating expenses
Compensation and benefits
YoY: Down 23% from CHF 1,872 million to CHF 1,449 million
The decrease primarily reflected the foreign exchange translation impact. In US dollars, compensation and benefits decreased 6%, reflecting lower deferred compensation expense from prior-year share and other awards.

QoQ: Stable at CHF 1,449 million
Compensation and benefits reflected an increase in discretionary performance-related compensation accruals offset by lower deferred compensation expense from prior-year share and other awards, social security taxes on share award deliveries and salaries.

General and administrative expenses
YoY: Up 2% from CHF 877 million to CHF 896 million
General and administrative expenses reflected the foreign exchange translation impact. In US dollars, expenses increased 23%, driven by an accrual for the UK bank levy of CHF 90 million, which was enacted in 3Q11, and an increase in IT investment costs, partly offset by lower consulting and professional fees.

QoQ: Up 8% from CHF 830 million to CHF 896 million
The increase was primarily driven by the UK bank levy accrual, partly offset by decreases in consulting and professional fees.
Personnel
Headcount at the end of 3Q11 was 21,500, up 200 from 2Q11, reflecting the seasonal graduate recruitment in investment banking, fixed income and equities and an increase driven by higher regulatory requirements. This increase was partly offset by headcount reductions in Investment Banking and related support functions as part of cost efficiency initiatives.

Asset Management
In 3Q11, we reported income before taxes of CHF 92 million and net revenues of CHF 471 million. Fee-based revenues of CHF 489 million improved compared with 2Q11 and 3Q10, reflecting higher carried interest on realized private equity gains and placement fees. We had investment-related losses of CHF 17 million and net new assets of CHF 0.2 billion, reflecting the difficult market environment.

Results

	in / end of			% change		in / end of		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Statements of operations (CHF million)

Net revenues	471	629	582	(25)	(19)	1,691	1,715	(1)

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	219	249	261	(12)	(16)	728	832	(13)

General and administrative expenses	128	144	150	(11)	(15)	397	436	(9)

Commission expenses	32	34	36	(6)	(11)	100	124	(19)

Total other operating expenses	160	178	186	(10)	(14)	497	560	(11)

Total operating expenses	379	427	447	(11)	(15)	1,225	1,392	(12)

Income before taxes	92	202	135	(54)	(32)	466	323	44

Statement of operations metrics (%)

Cost/income ratio	80.5	67.9	76.8	–	–	72.4	81.2	–

Pre-tax income margin	19.5	32.1	23.2	–	–	27.6	18.8	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,371	3,324	3,732	1	(10)	3,371	3,587	(6)

Pre-tax return on average utilized economic capital (%) [1]	12.0	25.3	15.4	–	–	19.4	13.0	–

Number of employees (full-time equivalents)

Number of employees	2,800	2,800	2,900	0	(3)	2,800	2,900	(3)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in			% change		in			% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10		YoY

Net revenue detail by type (CHF million)

Asset management fees	311	313	343	(1)	(9)	951	1,059		(10)

Placement, transaction and other fees	64	60	38	7	68	174	124		40

Performance fees and carried interest	86	60	40	43	115	180	59		205

Equity participations income	28	36	18	(22)	56	96	59		63

Fee-based revenues	489	469	439	4	11	1,401	1,301		8

Investment-related gains/(losses)	(17)	156	160	–	–	299	331		(10)

Equity participations gains/(losses)	15	0	(21)	–	–	15	(48)		–

Other revenues [1]	(16)	4	4	–	–	(24)	131	[2]	–

Net revenues	471	629	582	(25)	(19)	1,691	1,715		(1)

Net revenue detail by investment strategies (CHF million)

Alternative investments	348	309	296	13	18	933	807		16

Traditional investments	124	131	135	(5)	(8)	384	392		(2)

Diversified investments [3]	22	39	1	(44)	–	102	52		96

Other	(6)	(6)	(10)	0	(40)	(27)	133	[2]	–

Net revenues before investment-related gains/(losses)	488	473	422	3	16	1,392	1,384		1

Investment-related gains/(losses)	(17)	156	160	–	–	299	331		(10)

Net revenues	471	629	582	(25)	(19)	1,691	1,715		(1)

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [4]	48	44	42	–	–	44	41		–

1 Includes allocated funding costs. 2 Includes realized and unrealized gains on securities purchased from our money market funds. 3 Includes revenues relating to management of the PAF and income from our equity investment in Aberdeen. 4 Fee-based revenues divided by average assets under management.

Results overview
In 3Q11, income before taxes was CHF 92 million, down CHF 43 million compared to 3Q10 and CHF 110 million compared to 2Q11. Net revenues of CHF 471 million were down 19% from 3Q10 and 25% from 2Q11. Net revenues before investment-related gains/(losses) were CHF 488 million, up 16% compared to 3Q10, and up 3% compared with 2Q11, reflecting improved results in alternative investments.

Fee-based revenues increased 11% compared to 3Q10. Asset management fees of CHF 311 million were down 9%, reflecting the foreign exchange translation impact and the spin-off and sale of non-core businesses in 3Q10, partially offset by higher fees from index strategies and emerging markets strategies. Average assets under management decreased 3.2% compared to 3Q10, reflecting adverse foreign exchange-related movements and negative market performance. Placement, transaction and other fees were 68% higher, primarily reflecting higher private equity placement fees and a loss in 3Q10 on an investment held by AMF. Performance fees and carried interest were up 115%, benefiting from higher carried interest on realized private equity gains, primarily from the sale of a portfolio company in the healthcare sector. Equity participations income increased 56%, reflecting higher income from our investments in single manager hedge funds and diversified strategies.

Investment-related losses were CHF 17 million compared to gains of CHF 160 million in 3Q10. 3Q11 included unrealized losses in private equity investments in the technology, energy and industrial sectors, and included losses in public company investments, partially offset by the realized gains in the healthcare sector.

Equity participations gains were CHF 15 million, reflecting a partial sale of our ownership interest in Aberdeen.
Total operating expenses of CHF 379 million were down 15% compared to 3Q10. Compensation and benefits decreased 16%, primarily due to the foreign exchange translation impact and the accelerated deferred compensation expense in 3Q10 relating to the spin-off of businesses. General and administrative expenses were down 15%, reflecting the foreign exchange translation impact, lower professional fees and the sale and spin-off of non-core businesses.

Results in 3Q11 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc compared to 3Q10, which adversely affected revenues and favorably impacted expenses and losses. Compared to 3Q10, the adverse impact on net revenues and income before taxes was CHF 56 million and CHF 14 million.

Compared to 2Q11, income before taxes was down 54%. Net revenues were down 25%, primarily reflecting a CHF 173 million decrease in investment-related gains. Fee-based revenues increased 4%, with higher carried interest on realized private equity gains partially offset by lower performance fees, reflecting semi-annual performance fees in 2Q11. Net revenues before investment-related gains/(losses) increased 3%. Total operating expenses were down 11%, reflecting lower compensation and benefits and general and administrative expenses. Average assets under management decreased 4.7%.

Assets under management were CHF 410 billion, down 3% compared to 2Q11, primarily reflecting negative market performance, offset in part by favorable foreign exchange-related movements. Net new assets of CHF 0.2 billion included CHF 4.2 billion in alternative investments, with inflows in private equity, real estate and commodities and hedge funds and net outflows of CHF 4.2 billion in traditional investments, mainly in Swiss advisory and multi-asset class solutions, reflecting challenging markets. Compared to 3Q10, assets under management were down 3%, with negative foreign exchange-related movements and adverse market performance partially offset by net new assets.

In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we are evolving our strategy. For further information, refer to I – Credit Suisse results – Core Results – Evolution of our strategy.

Performance indicators
Pre-tax income margin (KPI)
We target a pre-tax income margin over market cycles of above 35%. The pre-tax income margin was 19.5% in 3Q11, compared to 23.2% in 3Q10 and 32.1% in 2Q11.

Net new asset growth rate (KPI)
We target a net new asset growth rate of above 6%. The annualized quarterly growth rate was 0.2% in 3Q11, compared to 3.4% in 3Q10 and 3.7% in 2Q11. In 3Q11, the rolling four-quarter average growth rate was 3.1%, compared to 4.7% in 3Q10 and 3.9% in 2Q11.

Fee-based margin
The fee-based margin, which is asset management fees, placement, transaction and other fees, performance fees and carried interest and equity participations income divided by average assets under management, was 48 basis points in 3Q11, compared to 42 basis points in 3Q10 and 44 basis points in 2Q11.

Assets under management - Asset Management

	in / end of				% change		in / end of			% change

	3Q11		2Q11	3Q10	QoQ	YoY	9M11		9M10	YoY

Assets under management (CHF billion)

Alternative investments	188.2		190.5	189.0	(1.2)	(0.4)	188.2		189.0	(0.4)

of which hedge funds	25.6		25.5	23.3	0.4	9.9	25.6		23.3	9.9

of which private equity	27.2		28.5	32.4	(4.6)	(16.0)	27.2		32.4	(16.0)

of which real estate & commodities	46.6		45.5	41.3	2.4	12.8	46.6		41.3	12.8

of which credit	17.7		17.6	17.8	0.6	(0.6)	17.7		17.8	(0.6)

of which ETF	14.4		15.2	13.0	(5.3)	10.8	14.4		13.0	10.8

of which index strategies	50.7		53.0	54.1	(4.3)	(6.3)	50.7		54.1	(6.3)

of which other	6.0		5.2	7.1	15.4	(15.5)	6.0		7.1	(15.5)

Traditional investments	220.5		230.2	233.3	(4.2)	(5.5)	220.5		233.3	(5.5)

of which multi-asset class solutions	110.6		117.2	119.2	(5.6)	(7.2)	110.6		119.2	(7.2)

of which fixed income & equities	43.8		47.5	47.0	(7.8)	(6.8)	43.8		47.0	(6.8)

of which Swiss advisory	66.1		65.5	67.1	0.9	(1.5)	66.1		67.1	(1.5)

Diversified investments	1.0		1.0	0.8	0.0	25.0	1.0		0.8	25.0

Assets under management [1]	409.7		421.7	423.1	(2.8)	(3.2)	409.7		423.1	(3.2)

Average assets under management (CHF billion)

Average assets under management	408.4		428.5	421.9	(4.7)	(3.2)	423.0		427.3	(1.0)

Assets under management by currency (CHF billion)

USD	95.9		97.4	96.4	(1.5)	(0.5)	95.9		96.4	(0.5)

EUR	56.0		59.9	62.3	(6.5)	(10.1)	56.0		62.3	(10.1)

CHF	236.4		242.2	243.7	(2.4)	(3.0)	236.4		243.7	(3.0)

Other	21.4		22.2	20.7	(3.6)	3.4	21.4		20.7	3.4

Assets under management	409.7		421.7	423.1	(2.8)	(3.2)	409.7		423.1	(3.2)

Growth in assets under management (CHF billion)

Net new assets [2]	0.2		4.0	3.6	–	–	8.7		16.1	–

Other effects	(12.2)		(18.1)	(3.5)	–	–	(24.8)		(9.0)	–

of which market movements	(14.1)		(4.7)	8.3	–	–	(12.5)		5.4	–

of which currency	6.8		(13.4)	(10.2)	–	–	(7.0)		(14.0)	–

of which other	(4.9)	[3]	0.0	(1.6)	–	–	(5.3)	[3]	(0.4)	–

Growth in assets under management	(12.0)		(14.1)	0.1	–	–	(16.1)		7.1	–

Growth in assets under management (annualized) (%)

Net new assets	0.2		3.7	3.4	–	–	2.7		5.2	–

Other effects	(11.6)		(16.6)	(3.3)	–	–	(7.7)		(2.9)	–

Growth in assets under management	(11.4)		(12.9)	0.1	–	–	(5.0)		2.3	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	3.1		3.9	4.7	–	–	–		–	–

Other effects	(6.3)		(4.2)	(5.8)	–	–	–		–	–

Growth in assets under management (rolling four-quarter average)	(3.2)		(0.3)	(1.1)	–	–	–		–	–

Principal investments (CHF billion)

Principal investments [4]	3.2		3.1	3.6	3.2	(11.1)	3.2		3.6	(11.1)

1 Excludes our portion of assets under management from our equity participation in Aberdeen. 2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 3 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee is earned. Prior periods have not been restated. 4 Primarily private equity investments.

Initiatives and achievements
– We raised CHF 1.2 billion on the first closing of a secondary private equity fund.
– We obtained a license to provide portfolio management services to our clients in Hong Kong, broadening our global multi-asset class solutions business.
Results detail
The following provides a comparison of our 3Q11 results versus 3Q10 (YoY) and versus 2Q11 (QoQ).
Net revenues
Asset management fees
YoY: Down 9% from CHF 343 million to CHF 311 million
The decrease resulted mainly from lower fees in alternative investments and traditional investments. The decline in alternative investments fees primarily reflected the foreign exchange translation impact and the spin-off of our real estate private equity fund and our credit hedge fund at the end of 3Q10, partially offset by higher fees from index strategies and emerging markets strategies. Lower fees in traditional investments reflected the decrease in average assets under management, resulting in lower multi-asset class solutions fees and fixed income fees. Diversified investments fees decreased mainly due to lower fees from fund administration services.

QoQ: Down 1% from CHF 313 million to CHF 311 million
The decrease was primarily due to lower fees from traditional investments, reflecting the decrease in average assets under management. Fees from alternative investments increased in private equity, single manager hedge funds and emerging markets strategies.

Placement, transaction and other fees
YoY: Up 68% from CHF 38 million to CHF 64 million
The increase primarily reflected higher private equity placement fees and improved fees in diversified investments. Diversified investments results included a loss in 3Q10 on an investment held by AMF.

QoQ: Up 7% from CHF 60 million to CHF 64 million
The increase reflected higher private equity placement and real estate transaction fees in alternative investments, partially offset by lower revenues from integrated solutions in diversified investments.

Performance fees and carried interest
YoY: Up 115% from CHF 40 million to CHF 86 million
The increase was mainly due to significantly higher carried interest from realized private equity gains in alternative investments, including the sale of a portfolio company in the healthcare sector, partially offset by a claw-back of performance fees in diversified investments relating to management of the PAF, reflecting difficult market conditions.

QoQ: Up 43% from CHF 60 million to CHF 86 million
The increase was mainly due to significantly higher carried interest from realized private equity gains in alternative investments, partially offset by lower performance fees, reflecting semi-annual performance fees in 2Q11, mainly from Hedging-Griffo, and the PAF claw-back.

Equity participations income
YoY: Up 56% from CHF 18 million to CHF 28 million
The increase was due to higher income in single manager hedge fund participations and diversified strategies.
QoQ: Down 22% from CHF 36 million to CHF 28 million
The decrease was mainly due to lower income in emerging markets participations and diversified strategies.
Investment-related gains/(losses)
YoY: Down from CHF 160 million to CHF (17) million
In 3Q11, we had unrealized losses in private equity in the technology, energy and industrial sectors, partially offset by the realized gains in the healthcare sector. In 3Q10, we had realized and unrealized gains in private equity investments, mainly in the energy, technology and pharmaceutical sectors, and in credit-related investments.

QoQ: Down from CHF 156 million to CHF (17) million
In 3Q11, we had unrealized losses in private equity in the technology, energy and industrial sectors, partially offset by the realized gains in the healthcare sector. In 2Q11, we had realized and unrealized gains in private equity investments, mainly in the healthcare, energy, retail and commodity sectors, partially offset by unrealized losses in the technology sector.

Equity participations gains/(losses)
YoY: Up from CHF (21) million to CHF 15 million
The realized gains reflected the partial sale of our ownership interest in Aberdeen, reducing our interest in Aberdeen to 19.8% from 21.0%. The losses in 3Q10 reflected a reduction of our ownership interest in Aberdeen due to an issuance of shares by Aberdeen.

QoQ: Up from zero to CHF 15 million
The increase reflected realized gains from the partial sale of our ownership interest in Aberdeen.
Operating expenses
Compensation and benefits
YoY: Down 16% from CHF 261 million to CHF 219 million
The decrease was mainly due to the favorable foreign exchange translation impact. Excluding the foreign exchange translation impact, compensation and benefits decreased due to lower deferred compensation from prior-year awards, including the impact of the accelerated deferred compensation expense in 3Q10 relating to the spin-off of businesses, partially offset by higher discretionary performance-based compensation accruals.

QoQ: Down 12% from CHF 249 million to CHF 219 million
The decrease was due to lower discretionary performance-related compensation accruals and lower deferred compensation from prior-year awards, partially offset by higher severance expense.
General and administrative expenses
YoY: Down 15% from CHF 150 million to CHF 128 million
The decrease primarily reflected the favorable foreign exchange translation impact and lower professional fees.
QoQ: Down 11% from CHF 144 million to CHF 128 million
The decrease mainly reflected lower professional fees.
Personnel
Headcount at the end of 3Q11 was 2,800, unchanged from 2Q11 and down 100 from 3Q10, reflecting headcount reductions in Asset Management and related support functions as part of cost efficiency initiatives, partially offset by increases driven by regulatory requirements.

Overview of results and assets under management
Results
Assets under management

Results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	3Q11	2Q11	3Q10	3Q11	2Q11	3Q10	3Q11	2Q11	3Q10	3Q11		2Q11		3Q10		3Q11	2Q11	3Q10		3Q11	2Q11	3Q10	3Q11	2Q11	3Q10

Statements of operations (CHF million)

Net revenues	2,610	2,797	2,826	2,494	2,822	3,421	471	629	582	1,242		78		(545)		6,817	6,326	6,284		(128)	566	282	6,689	6,892	6,566

Provision for credit losses	25	(2)	(8)	59	15	(18)	0	0	0	0		0		0		84	13	(26)		0	0	0	84	13	(26)

Compensation and benefits	1,115	1,135	1,139	1,449	1,446	1,872	219	249	261	227		263		55		3,010	3,093	3,327		57	3	28	3,067	3,096	3,355

General and administrative expenses	1,134	664	715	896	830	877	128	144	150	44		5		4		2,202	1,643	1,746		7	9	6	2,209	1,652	1,752

Commission expenses	153	157	144	280	300	295	32	34	36	20		0		9		485	491	484		0	0	0	485	491	484

Total other operating expenses	1,287	821	859	1,176	1,130	1,172	160	178	186	64		5		13		2,687	2,134	2,230		7	9	6	2,694	2,143	2,236

Total operating expenses	2,402	1,956	1,998	2,625	2,576	3,044	379	427	447	291		268		68		5,697	5,227	5,557		64	12	34	5,761	5,239	5,591

Income/(loss) from continuing operations before taxes	183	843	836	(190)	231	395	92	202	135	951		(190)		(613)		1,036	1,086	753		(192)	554	248	844	1,640	1,001

Income tax expense	–	–	–	–	–	–	–	–	–	–		–		–		332	271	117		0	0	0	332	271	117

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		704	815	636		(192)	554	248	512	1,369	884

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–		704	815	636		(192)	554	248	512	1,369	884

Net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		21	47	27		(192)	554	248	(171)	601	275

Net income attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		683	768	609		–	–	–	683	768	609

Statement of operations metrics (%)

Cost/income ratio	92.0	69.9	70.7	105.3	91.3	89.0	80.5	67.9	76.8	–		–		–		83.6	82.6	88.4		–	–	–	86.1	76.0	85.2

Pre-tax income margin	7.0	30.1	29.6	(7.6)	8.2	11.5	19.5	32.1	23.2	–		–		–		15.2	17.2	12.0		–	–	–	12.6	23.8	15.2

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		32.0	25.0	15.5		–	–	–	39.3	16.5	11.7

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		10.3	12.9	10.1		–	–	–	7.7	19.9	13.5

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		10.0	12.1	9.7		–	–	–	10.2	11.1	9.3

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,959	6,894	6,974	19,698	19,967	21,416	3,371	3,324	3,732	1,119	[2]	704	[2]	982	[2]	31,137	30,874	33,086		–	–	–	31,137	30,874	33,086

Pre-tax return on average utilized economic capital (%) [3]	11.0	49.3	48.4	(3.3)	5.1	8.0	12.0	25.3	15.4	–		–		–		13.9	14.6	9.7		–	–	–	10.3	21.8	12.7

Balance sheet statistics (CHF million)

Total assets	350,759	335,098	351,731	817,957	741,067	838,484	28,097	27,813	27,233	(141,541)	[4]	(133,347)	[4]	(157,877)	[4]	1,055,272	970,631	1,059,571		6,249	6,292	7,817	1,061,521	976,923	1,067,388

Net loans	192,177	186,691	183,015	34,256	33,333	39,639	–	–	–	14		6		6		226,447	220,030	222,660		–	–	–	226,447	220,030	222,660

Goodwill	733	724	765	6,191	5,836	6,558	1,437	1,348	1,551	–		–		–		8,361	7,908	8,874		–	–	–	8,361	7,908	8,874

Number of employees (full-time equivalents)

Number of employees	25,500	25,700	25,500	21,500	21,300	21,200	2,800	2,800	2,900	900		900		900		50,700	50,700	50,500		–	–	–	50,700	50,700	50,500

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Assets under management
We had strong net new assets of CHF 7.1 billion and assets under management of CHF 1,196.8 billion as of the end of 3Q11.
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.

As of the end of 3Q11, assets under management were CHF 1,196.8 billion, down CHF 36.5 billion, or 3.0%, compared to the end of 2Q11, mainly reflecting adverse market performance, partly offset by positive foreign exchange-related movements and net new assets of CHF 7.1 billion. Compared to the end of 3Q10, assets under management were down CHF 54.4 billion, or 4.3%. Adverse foreign exchange-related movements and adverse market performance were partly offset by net new assets in both Private Banking and Asset Management.

In Private Banking, assets under management were CHF 891.4 billion, down CHF 27.7 billion, or 3.0%, compared to the end of 2Q11, and down CHF 43.7 billion, or 4.7%, compared to the end of 3Q10. In Asset Management, assets under management were CHF 409.7 billion, down CHF 12.0 billion, or 2.8%, compared to the end of 2Q11, and down CHF 13.4 billion, or 3.2%, compared to the end of 3Q10.

For further information, refer to II – Results by division – Private Banking and – Asset Management and Note 36 – Assets under management in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Assets under management and client assets

	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Assets under management (CHF billion)

Private Banking	891.4	919.1	932.9	935.1	(3.0)	(4.4)	(4.7)

Asset Management	409.7	421.7	425.8	423.1	(2.8)	(3.8)	(3.2)

Assets managed by Asset Management for Private Banking clients	(104.3)	(107.5)	(105.7)	(107.0)	(3.0)	(1.3)	(2.5)

Assets under management	1,196.8	1,233.3	1,253.0	1,251.2	(3.0)	(4.5)	(4.3)

of which discretionary assets	412.2	427.2	429.1	430.7	(3.5)	(3.9)	(4.3)

of which advisory assets	784.6	806.1	823.9	820.5	(2.7)	(4.8)	(4.4)

Client assets (CHF billion)

Private Banking	1,037.5	1,071.2	1,087.1	1,095.1	(3.1)	(4.6)	(5.3)

Asset Management	436.7	448.2	452.5	450.5	(2.6)	(3.5)	(3.1)

Assets managed by Asset Management for Private Banking clients	(104.3)	(107.5)	(105.7)	(107.0)	(3.0)	(1.3)	(2.5)

Client assets	1,369.9	1,411.9	1,433.9	1,438.6	(3.0)	(4.5)	(4.8)

Growth in assets under management

in	3Q11		2Q11	3Q10	9M11		9M10

Growth in assets under management (CHF billion)

Private Banking	7.4		11.5	12.6	36.9		45.0

Asset Management [1]	0.2		4.0	3.6	8.7		16.1

Assets managed by Asset Management for Private Banking clients	(0.5)		(1.2)	(1.6)	(5.1)		(6.0)

Net new assets	7.1		14.3	14.6	40.5		55.1

Private Banking	(35.1)		(50.3)	(3.1)	(78.4)		(24.8)

Asset Management	(12.2)	[2]	(18.1)	(3.5)	(24.8)	[2]	(9.0)

Assets managed by Asset Management for Private Banking clients	3.7		5.0	0.6	6.5		0.9

Other effects	(43.6)		(63.4)	(6.0)	(96.7)		(32.9)

Private Banking	(27.7)		(38.8)	9.5	(41.5)		20.2

Asset Management	(12.0)		(14.1)	0.1	(16.1)		7.1

Assets managed by Asset Management for Private Banking clients	3.2		3.8	(1.0)	1.4		(5.1)

Total growth in assets under management	(36.5)		(49.1)	8.6	(56.2)		22.2

Growth in assets under management (annualized) (%)

Private Banking	3.2		4.8	5.4	5.3		6.6

Asset Management	0.2		3.7	3.4	2.7		5.2

Assets managed by Asset Management for Private Banking clients	1.9		4.3	6.0	6.4		7.9

Net new assets	2.3		4.5	4.7	4.3		6.0

Private Banking	(15.3)		(21.0)	(1.3)	(11.2)		(3.6)

Asset Management	(11.6)		(16.6)	(3.3)	(7.7)		(2.9)

Assets managed by Asset Management for Private Banking clients	(13.8)		(18.0)	(2.3)	(8.2)		(1.2)

Other effects	(14.1)		(19.8)	(1.9)	(10.3)		(3.6)

Private Banking	(12.1)		(16.2)	4.1	(5.9)		3.0

Asset Management	(11.4)		(12.9)	0.1	(5.0)		2.3

Assets managed by Asset Management for Private Banking clients	(11.9)		(13.7)	3.7	(1.8)		6.7

Total growth in assets under management	(11.8)		(15.3)	2.8	(6.0)		2.4

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 2 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee is earned. Prior periods have not been restated.

Growth in net new assets (rolling four-quarter average)

in	3Q11	2Q11	3Q10

Growth in net new assets (rolling four-quarter average) (%)

Private Banking	5.0	5.6	5.7

Asset Management	3.1	3.9	4.7

Assets managed by Asset Management for Private Banking clients	5.0	6.0	3.8

Growth in net new assets	4.3	5.0	5.5

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 7.4 billion in 3Q11, including CHF 6.6 billion from Wealth Management Clients, with broad inflows in international businesses. Asset Management recorded net new assets of CHF 0.2 billion, with inflows in alternative investments and outflows in traditional investments.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet

Treasury management
We continued to conservatively manage our liquidity and funding position, and our capital position remained strong with a BIS tier 1 ratio of 17.7% as of the end of 3Q11.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information on the liquidity principles agreed with FINMA, the liquidity and capital standards under the Basel III framework, the revisions to the Basel II market risk framework (Basel II.5) and the “Too Big to Fail” legislation recently approved by the Swiss Parliament, refer to Regulatory capital developments and proposals and III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2010.

Liquidity risk management
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this due to a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress, we maintain a buffer of cash and highly liquid securities that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target. In response to regulatory requirements, our unsecured long-term debt and liquid assets reflect amounts greater than required for funding our businesses.

The impact of a one, two or three-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.8 billion, CHF 3.9 billion and CHF 4.4 billion, respectively, as of 3Q11, and would not be material to our liquidity and funding planning. As of the end of 3Q11, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.

In 2010, we implemented revised liquidity principles agreed with FINMA, following its consultation with the Swiss National Bank, to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days and call for additional reporting to FINMA. The principles may be modified to reflect the final BCBS liquidity requirements.

In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The LCR, which is expected to be introduced January 1, 2015 following an observation period beginning in 2011, addresses liquidity risk over a 30-day period. The NSFR, which is expected to be introduced January 1, 2018 following an observation period beginning in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon.

Our liquidity risk management framework and our revised liquidity principles with FINMA are in line with the Basel III liquidity framework. For further information on the liquidity principles agreed with FINMA and the liquidity standards under the Basel III framework, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Liquidity and funding management in the Credit Suisse Annual Report 2010.

Funding sources and uses
We primarily fund our balance sheet through long-term debt, shareholders’ equity and core customer deposits. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 173 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Our buffer increased 19% compared to 2Q11 primarily due to increased cash and the positive foreign exchange translation impact relating to the strengthening of the US dollar. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with excess coverage of 25% as of 3Q11. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer. For further information, refer to the chart “Balance sheet funding structure”.

Our core customer deposits totaled CHF 278 billion as of 3Q11, an increase of 6% compared to 2Q11, including the positive foreign exchange translation impact due to the weakening of the Swiss franc against many major currencies. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt. The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of variable interest entities (VIEs), was 26% as of the end of 3Q11, compared to 27% in 2Q11.

The weighted average maturity of long-term debt was seven years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

Debt issuances and redemptions
Our capital markets debt issuance includes issues of senior and subordinated debt in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding operations include Zurich, New York, London and Tokyo.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 3Q11, the Bank issued CHF 302 million of domestic covered bonds with maturities ranging between one and 21 years. Senior debt of CHF 1.9 billion, subordinated debt of CHF 356 million and domestic covered bonds of CHF 454 million matured in 3Q11. For information on capital issuances and redemptions, refer to Capital management – Capital issuances and redemptions.

Capital management
Our BIS tier 1 ratio was 17.7% as of the end of 3Q11, compared to 18.2% as of the end of 2Q11, reflecting increased RWAs and stable tier 1 capital. Our core tier 1 ratio decreased to 12.6% as of the end of 3Q11 compared to 13.1% as of the end of 2Q11.

Our capital management framework is intended to ensure that there is sufficient capital to support our underlying risks and to achieve management’s regulatory and credit rating objectives. Since January 1, 2008, Credit Suisse has operated under the international capital adequacy standards known as Basel II set forth by the BCBS as implemented by FINMA (Basel II “Swiss finish”). These standards affect the measurement of both RWAs and eligible capital.

Capital structure – Basel II "Swiss finish"

Lower tier 2 instruments Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 2 capital Max 50% of total eligible capital
Total eligible capital
Innovative instruments[1] Max 15% of tier 1 capital
Other hybrid instruments[2]
Max 35% of tier 1 capital
Hybrid tier 1 instruments Max 50% of tier 1 capital
Instruments convertible into tier 1 capital[3]
Tier 1 capital
Qualifying noncontrolling interests[4]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [3] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [4] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by special purpose entities.

Under this regulatory capital framework, tier 1 capital consists of shareholders’ equity, qualifying noncontrolling interests and hybrid tier 1 capital, and RWAs are determined under Basel II. For further information on this regulatory capital framework and the related BIS tier 1 ratios for the Group and the Bank, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management – Capital structure–Basel II “Swiss finish” in the Credit Suisse Annual Report 2010 and the charts “Capital structure – Basel II “Swiss Finish”” and “Risk-weighted assets and capital ratios”.

Beginning in 2011, we implemented the Basel II market risk framework (Basel II.5) for FINMA regulatory capital purposes. The BCBS requires the implementation of Basel II.5 for BIS purposes no later than December 31, 2011. In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, requiring more capital in the form of common equity. In September 2011, the Swiss Parliament passed “Too Big to Fail” legislation, including capital requirements based on Basel III but which go beyond its minimum standards and the current “Swiss finish”. For more information on the Basel III capital requirements and the capital requirements under the “Too Big to Fail” legislation, refer to Regulatory capital developments and proposals and III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Regulatory capital developments and proposals in the Credit Suisse Annual Report 2010.

Within the Basel II.5 framework for FINMA regulatory capital purposes, we implemented new risk measurement models, including an incremental risk charge and stressed VaR. The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress (currently 4Q08 through 3Q09) and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. In 3Q11, there was a decrease of 4% in additional Basel II.5 RWAs due to a decrease in the incremental risk charge, primarily relating to decreases in exposures in emerging markets, global credit products and securitized products, and decreases in specific risk charges on securitized products, mostly offset by foreign exchange translation impacts. For further information on VaR methodology changes, refer to Risk Management – Market Risk.

FINMA requirements impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. We had one backtesting exception for capital requirements measured on this basis in 3Q11 and the prior rolling 12-month period. Consequently, the market risk capital multipliers remained at the FINMA and BIS minimum levels.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2010.
Leverage ratio

	Group				Bank

end of	3Q11		2Q11	4Q10	3Q11	2Q11	4Q10

Tier 1 capital (CHF billion)

Tier 1 capital	37.1	[1]	37.1	37.7	34.9	33.4	35.3

Adjusted average assets (CHF billion) [2]

Average assets	981		996	1,065	955	971	1,041

Adjustments:
Assets from Swiss lending activities [3]	(142)		(140)	(139)	(117)	(115)	(115)

Cash and balances with central banks	(58)		(46)	(40)	(58)	(46)	(39)

Other	(20)		(28)	(28)	(16)	(26)	(27)

Adjusted average assets	761		782	858	764	784	860

Leverage ratio (%)

Leverage ratio	4.9	[1]	4.7	4.4	4.6	4.3	4.1

1 Under Basel II. Using Basel II.5 tier 1 capital of CHF 35.0 billion and CHF 32.7 billion for the Group and the Bank, the leverage ratios as of the end of 3Q11 were 4.6% and 4.3% respectively. 2 Calculated as the average of the month-end values for the previous three calendar months. 3 Excludes Swiss interbank lending.

Both the Group and the Bank must maintain a minimum leverage ratio of tier 1 capital, for FINMA regulatory capital purposes, to adjusted average assets of 3% at the Group and Bank consolidated level by 2013. The leverage ratios for the Group and Bank as of the end of 3Q11 were 4.9% and 4.6%, respectively, compared to 4.7% and 4.3% as of the end of 2Q11, calculated using Basel II tier 1 capital. Refer to the table “Leverage ratio” for further information. The leverage ratios reflected decreases in adjusted average assets primarily in US dollar Investment Banking assets, including the foreign exchange translation impact.

BIS statistics

	Group					Bank

end of	3Q11		2Q11	4Q10	% change QoQ	3Q11	2Q11	4Q10	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	157,937		147,543	158,735	7	147,758	136,736	147,516	8

Non-counterparty risk	7,575		7,265	7,380	4	7,036	6,725	6,819	5

Market risk	11,076		15,596	18,925	(29)	9,919	14,469	18,008	(31)

Operational risk	33,550		33,337	33,662	1	33,550	33,338	33,663	1

Risk-weighted assets	210,138		203,741	218,702	3	198,263	191,268	206,006	4

Eligible capital (CHF million)

Total shareholders' equity	33,519		31,216	33,282	7	27,691	25,996	27,783	7

Goodwill and intangible assets	(8,628)		(8,543)	(9,320)	1	(7,487)	(7,403)	(8,166)	1

Qualifying noncontrolling interests	3,435		3,526	3,350	(3)	4,321	4,121	4,373	5

Capital deductions 50% from tier 1 [1]	(1,051)		(947)	(1,088)	11	(1,005)	(889)	(1,037)	13

Other adjustments	(715)	[2]	1,460	403	–	775	1,745	1,768	(56)

Core tier 1 capital [1]	26,560		26,712	26,627	(1)	24,295	23,570	24,721	3

Hybrid instruments [3]	10,564		10,364	11,098	2	10,564	9,873	10,589	7

Tier 1 capital	37,124		37,076	37,725	0	34,859	33,443	35,310	4

Upper tier 2	1,799		1,058	1,128	70	1,867	1,592	1,713	17

Lower tier 2	11,578		10,901	10,034	6	12,881	12,305	11,583	5

Capital deductions 50% from tier 2	(1,051)		(947)	(1,088)	11	(1,005)	(889)	(1,037)	13

Tier 2 capital	12,326		11,012	10,074	12	13,743	13,008	12,259	6

Total eligible capital	49,450		48,088	47,799	3	48,602	46,451	47,569	5

Capital ratios (%)

Core tier 1 ratio [1]	12.6		13.1	12.2	–	12.3	12.3	12.0	–

Tier 1 ratio	17.7		18.2	17.2	–	17.6	17.5	17.1	–

Total capital ratio	23.5		23.6	21.9	–	24.5	24.3	23.1	–

1 The methodology for calculating the core tier 1 capital and the core tier 1 ratio was revised in January 2011, whereby "Capital deductions 50% from tier 1" was reclassified from tier 1 capital into core tier 1 capital. 2 Includes cumulative fair value adjustments of CHF (2.2) billion on own vanilla debt and structured notes, net of tax, the 9M11 dividend accrual on Group shares of CHF (1.3) billion and an adjustment for the accounting treatment of pension plans of CHF 2.7 billion. 3 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 0.6 billion and CHF 3.1 billion, respectively, in 3Q11 (2Q11: CHF 1.0 billion and CHF 2.8 billion, respectively; 4Q10: CHF 1.1 billion and CHF 3.1 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 27.7% and 29.5% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 3Q11 (2Q11: 27.3% and 28.8%, respectively; 4Q10: 28.6% and 29.1%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments, which will be phased out under Basel III.

Capital issuances and redemptions
In 3Q11, the Bank announced the call of a EUR 400 million of hybrid tier 1 capital instrument to occur on November 7, 2011.
Regulatory capital – Group
The tier 1 ratio was 17.7% compared to 18.2% in 2Q11, reflecting a 3% increase in RWAs and stable tier 1 capital.
Tier 1 capital was CHF 37.1 billion as of the end of 3Q11. The positive foreign exchange translation impact was offset by a dividend accrual in the quarter and net losses (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax) and the announced call of EUR 400 million of a hybrid tier 1 instrument. Refer to the table “Tier 1 capital movement” for further information.

Tier 1 capital movement

in	3Q11	2Q11	4Q10	% change QoQ	% change Ytd

Tier 1 capital (CHF million)

Balance at beginning of period	37,076	38,514	37,928	(4)	(2)

Net income	683	768	841	(11)	(19)

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	(1,381)	(64)	456	–	–

Foreign exchange impact on tier 1 capital	1,380	(1,991)	(1,276)	–	–

Other [1]	(634)	(151)	(224)	320	183

Balance at end of period	37,124	37,076	37,725	0	(2)

1 Reflects the issuance and redemption of tier 1 capital, a dividend accrual, the effect of share-based compensation and the change in regulatory deductions.

Total eligible capital increased 3% to CHF 49.5 billion from 2Q11. Tier 2 capital increased 12% to CHF 12.3 billion, primarily due to the foreign exchange translation impact, fair value gains and a higher benefit from excess provisions, offset by the regulatory amortization of lower tier 2 instruments.

RWAs increased 3% to CHF 210.1 billion as of the end of 3Q11, primarily reflecting the foreign exchange translation impact. Excluding the foreign exchange translation impact, RWAs decreased slightly with a decrease in market risk, partially offset by an increase in credit risk. Market risk decreased following the implementation of significant VaR methodology changes in 2Q11, partially offset by increased risk from market volatility and widening credit spreads. The 2Q11 VaR methodology changes were implemented in June 2011 and are only reflected in average regulatory VaR from implementation. For further information regarding market risk and the VaR methodology changes in 2Q11, refer to Risk management – Market risk and IV – Treasury, risk, balance sheet and off-balance sheet – Risk Management – Market risk in the Credit Suisse Financial Report 2Q11. Credit risk increased equally across both Private Banking and Investment Banking while Asset Management decreased mainly due to the sale of a portfolio company in the healthcare sector. Increases in Investment Banking counterparty credit risk were partially offset by reductions resulting from the update of the corporate lending parameters.

Our total capital ratio decreased to 23.5% as of the end of 3Q11 compared to 23.6% as of the end of 2Q11, reflecting the increase in eligible capital and the increase in RWAs. For further information, refer to the table “BIS statistics”.

As of the end of 3Q11, we had CHF 3.4 billion of qualifying noncontrolling interests, of which CHF 3.2 billion were core tier 1 capital securities secured by participation securities issued by the Bank, and CHF 10.6 billion of tier 1 capital hybrid instruments, of which CHF 2.4 billion were innovative instruments. The tier 1 capital hybrid instruments include USD 3.45 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes that will be purchased or exchanged for an aggregate of CHF 5.6 billion of tier 1 buffer capital notes no earlier than October 23, 2013, the first call date of the tier 1 capital notes. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Capital management – Capital issuances in the Credit Suisse Financial Report 1Q11.

Risk-weighted assets by division

	end of			% change

	3Q11	2Q11	4Q10	QoQ	Ytd

Risk-weighted assets by division (CHF million)

Private Banking	67,717	66,195	63,588	2	6

Investment Banking	118,565	114,162	131,233	4	(10)

Asset Management	12,121	12,120	13,544	0	(11)

Corporate Center	11,735	11,264	10,337	4	14

Risk-weighted assets	210,138	203,741	218,702	3	(4)

For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

The “Risk-weighted assets” chart illustrates the main types of balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty-risk RWAs. Market risk RWAs reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWAs reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWAs reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWAs primarily reflect the capital requirements for our premises and equipment.

It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWAs. For further information, refer to Regulatory capital developments and proposals.

Capital

	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Shares outstanding (million)

Common shares issued	1,203.0	1,202.2	1,186.1	1,186.1	0	1	1

Treasury shares	0.0	(3.1)	(12.2)	(1.8)	100	100	100

Shares outstanding	1,203.0	1,199.1	1,173.9	1,184.3	0	2	2

Par value (CHF)

Par value	0.04	0.04	0.04	0.04	0	0	0

Shareholders' equity (CHF million)

Common shares	48	48	47	47	0	2	2

Additional paid-in capital	21,159	21,107	23,026	22,656	0	(8)	(7)

Retained earnings	27,804	27,121	25,316	24,570	3	10	13

Treasury shares, at cost	0	(111)	(552)	(93)	100	100	100

Accumulated other comprehensive income/(loss)	(15,492)	(16,949)	(14,555)	(13,092)	(9)	6	18

Total shareholders' equity	33,519	31,216	33,282	34,088	7	1	(2)

Goodwill	(8,361)	(7,908)	(8,585)	(8,874)	6	(3)	(6)

Other intangible assets	(269)	(281)	(312)	(340)	(4)	(14)	(21)

Tangible shareholders' equity [1]	24,889	23,027	24,385	24,874	8	2	0

Book value per share (CHF)

Total book value per share	27.86	26.03	28.35	28.78	7	(2)	(3)

Goodwill per share	(6.95)	(6.59)	(7.31)	(7.49)	5	(5)	(7)

Other intangible assets per share	(0.22)	(0.23)	(0.27)	(0.29)	(4)	(19)	(24)

Tangible book value per share [1]	20.69	19.21	20.77	21.00	8	0	(1)

1 Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Shareholders’ equity
Our total shareholders’ equity increased CHF 2.3 billion to CHF 33.5 billion as of the end of 3Q11 from CHF 31.2 billion as of the end of 2Q11. The increase in total shareholders’ equity was primarily due to an increase in other comprehensive income due to the impact of foreign exchange-related movements on cumulative translation adjustments and the net income in 3Q11.

For further information on shareholders’ equity, refer to the Consolidated statements of changes in equity (unaudited) in V – Condensed consolidated financial statements – unaudited.
Regulatory capital developments and proposals
In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework is designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019. In June 2011, the BCBS agreed to measures for globally systemically important banks (G-SIBs). These measures include the methodology for assessing systemic importance and commensurate additional capital requirements (between 1% and 2.5% common equity tier 1 (CET1)). This progressive capital buffer will be phased in with the capital conservation buffer from the beginning of 2016 through the end of 2018. For more information, refer to the table “Basel III phase-in arrangements”. The BCBS agreement was adopted by the Group of Twenty Finance Ministers and Central Bank Governors (G-20) nations in November 2010. Each G-20 nation will now need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation.

Basel III phase-in arrangements

January 1	2013		2014		2015		2016		2017		2018		2019

Basel III phase-in arrangements

Minimum common equity capital ratio	3.5%	[1]	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%

Capital conservation buffer							0.625%	[1]	1.25%	[1]	1.875%	[1]	2.5%

Minimum common equity plus capital conservation buffer	3.5%	[1]	4.0%	[1]	4.5%	[1]	5.125%	[1]	5.75%	[1]	6.375%	[1]	7.0%

Phase-in deductions from common equity tier 1 [2]			20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%

Minimum tier 1 capital	4.5%	[1]	5.5%	[1]	6.0%		6.0%		6.0%		6.0%		6.0%

Minimum total capital	8.0%		8.0%		8.0%		8.0%		8.0%		8.0%		8.0%

Minimum total capital plus conservation buffer	8.0%		8.0%		8.0%		8.625%	[1]	9.25%	[1]	9.875%	[1]	10.5%

Capital instruments that no longer qualify as non-core tier 1 capital or tier 2 capital	Phased out over ten-year horizon beginning 2013

Source: BCBS.
1 Indicates transition period. 2 Includes amounts exceeding the limit for deferred tax assets and participations in financial institutions.

In September 2011, the Swiss Parliament passed the “Too Big to Fail” legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically important functions even in the event of threatened insolvency. The legislation on capital requirements builds on Basel III, but goes beyond its minimum standards and the current “Swiss finish”, requiring the Group and the Bank to have common equity of at least 10% of RWAs and contingent capital or other qualifying capital of another 9% of RWAs by January 1, 2019.

The “Too Big to Fail” legislation is expected to become effective in the first quarter of 2012. Implementing ordinances further detailing the requirements of the legislation will require parliamentary approval, which is expected to be completed in the first half of 2012.

Credit Suisse believes that it can meet the new requirements within the prescribed time frame by building capital through earnings and by issuing contingent capital or other instruments that qualify for the buffer and progressive capital components.

In September 2011, the Swiss Bank Law was amended to streamline the procedure by which troubled banks are restructured, providing FINMA with increased regulatory authority to expedite restructurings, including the power to require a bank to complete a debt-for-stock swap in order to avoid insolvency.

For more information, refer to the chart “Comparison of capital requirement frameworks”, III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Regulatory capital developments and proposals in the Credit Suisse Annual Report 2010.

In June 2010, the BCBS announced its decision to postpone the implementation of the revisions to the Basel II market risk framework (Basel II.5) to no later than December 31, 2011. On November 10, 2010, the Swiss Federal Council decided to follow the proposal of FINMA and implement the revisions to the Basel II market risk framework for FINMA regulatory capital purposes by the original implementation date of January 2011. The Basel II.5 revisions include an incremental risk charge, for default and migration risk, and a stressed VaR framework, which are reflected in RWAs. The implementation of the Basel II.5 revisions for FINMA capital purposes increased our RWAs as of the end of 3Q11 by CHF 33.6 billion and reduced core tier 1 capital as of the end of 3Q11 by CHF 2.2 billion, resulting in a core tier 1 ratio of 10.0% under Basel II.5. This Basel II.5 impact mainly related to the Investment Banking securitized products business. For management purposes, the Group allocates to the divisions RWA equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital (refer to the table “Basel II.5 risk-weighted assets and allocated deductions”). In 3Q11, we revised our estimate of the RWA increase from the combined impact of Basel II.5 and Basel III from approximately CHF 355 billion to CHF 370 billion to reflect the foreign exchange translation impact. We expect substantially all of the combined Basel II.5 and Basel III RWA increase to be in securitized products, rates, credit and equity derivatives businesses in Investment Banking on January 1, 2013, before mitigation. We expect to mitigate this increase by reducing RWAs by approximately CHF 80 billion primarily in rates, securitized products, credit, emerging markets and exit businesses in Investment Banking. This mitigation of RWAs reflects our evolving strategy, including the reduction in fixed income RWAs. For further information, refer to I – Credit Suisse results – Core Results – Evolution of our strategy. In addition, our CET1 ratio simulation as of January 1, 2013 assumes that, of the compensation expense included in the consensus earnings, management expects CHF 1.6 billion to be share-based compensation that will be settled with shares issued from conditional capital. For more information, refer to the chart “Basel III Common equity tier 1 ratio simulation as of January 1, 2013”.

Basel II.5 risk-weighted assets and allocated deductions

end of 3Q11	Basel II RWAs	Additional Basel II.5 RWAs	Total Basel II.5 RWAs	Capital deductions under Basel II	[1]	Additional capital deductions under Basel II.5	[1]	Total capital deductions	[1]

Risk-weighted assets and allocated deductions (CHF million)

Private Banking	67,717	43	67,760	310		17		327

Investment Banking	118,565	33,309	151,874	267		2,140		2,407

Asset Management	12,121	0	12,121	610		0		610

Corporate Center	11,735	268	12,003	22		0		22

Total	210,138	33,620	243,758	1,209		2,157		3,366

1 For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2010.
Economic capital

	in / end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Economic capital resources (CHF million)

Tier 1 capital (Basel II)	37,124	37,076	37,725	37,928	0	(2)	(2)

Economic adjustments [1]	2,014	1,924	2,912	2,846	5	(31)	(29)

Economic capital resources	39,138	39,000	40,637	40,774	0	(4)	(4)

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	20,574	20,903	21,262	23,073	(2)	(3)	(11)

Operational risk	2,889	2,892	2,936	2,872	0	(2)	1

Other risks [2]	8,742	6,273	5,773	5,545	39	51	58

Utilized economic capital	32,205	30,068	29,971	31,490	7	7	2

Utilized economic capital by segment (CHF million)

Private Banking	7,074	6,845	6,477	6,913	3	9	2

Investment Banking	19,725	19,671	19,073	19,751	0	3	0

Asset Management	3,491	3,251	3,345	3,726	7	4	(6)

Corporate Center [3]	1,921	316	1,092	1,120	–	76	72

Utilized economic capital - Credit Suisse [4]	32,205	30,068	29,971	31,490	7	7	2

Average utilized economic capital by segment (CHF million)

Private Banking	6,959	6,894	6,695	6,974	1	4	0

Investment Banking	19,698	19,967	19,412	21,416	(1)	1	(8)

Asset Management	3,371	3,324	3,536	3,732	1	(5)	(10)

Corporate Center [3]	1,119	704	1,106	982	59	1	14

Average utilized economic capital - Credit Suisse [5]	31,137	30,874	30,731	33,086	1	1	(6)

Prior utilized economic capital and economic capital resources balances have been restated for methodology changes in order to show meaningful trends.
1    Primarily includes anticipated dividends and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources under Basel II.   2    Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2011.   3    Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital.   4    Includes a diversification benefit of CHF 6 million,
CHF 15 million, CHF 16 million and CHF 20 million as of the end of 3Q11, 2Q11, 4Q10 and 3Q10, respectively. 5 Includes a diversification benefit of CHF 10 million, CHF 15 million, CHF 18 million and CHF 18 million as of the end of 3Q11, 2Q11, 4Q10 and 3Q10, respectively.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 3Q11, we made an enhancement to the position risk methodology for risk management purposes. For further information on the position risk enhancement, refer to Risk management – Economic capital and position risk. For capital management purposes, we refined our approach for aggregating the risks associated with our defined benefit pension plans. Prior period balances have been restated for methodology changes in order to show meaningful trends. The total impact of methodology changes on 2Q11 utilized economic capital was an increase of CHF 1,305 million, or 5%.

We are assessing the implications for the economic capital framework of the implementation of Basel II.5 and Basel III. For further information, refer to Regulatory capital developments and proposals.
Utilized economic capital trends
In 3Q11, our utilized economic capital increased 7% compared to 2Q11, due to increased expense risk, increased foreign exchange risk between utilized economic capital and economic capital resources and increased international lending and counterparty position risk. The increases were partially offset by position risk decreases in fixed income trading and real estate & structured assets. Excluding the US dollar translation impact, utilized economic capital increased 3%.

For Private Banking, utilized economic capital increased 3%, due to higher pension risk, reflecting updates to asset and liability valuations, higher emerging markets country event risk and higher fixed income trading risk.

For Investment Banking, utilized economic capital was stable. Excluding the US dollar translation impact, utilized economic capital decreased 5%, mainly due to decreased fixed income trading risk and lower real estate & structured assets exposures. The decreases were partially offset by an increase in expense risk.

For Asset Management, utilized economic capital increased 7%. Excluding the US dollar translation impact, utilized economic capital increased 2%, mainly due to an increase in expense risk, partially offset by a decrease in equity trading & investments risk.

For Corporate Center, higher utilized economic capital reflected an increase in foreign exchange risk between utilized economic capital and economic capital resources and an increase in expense risk.
For further information on our position risk, refer to Risk management – Key position risk trends.
Risk management
Our overall position risk decreased 2% in 3Q11. Excluding the US dollar translation impact, position risk decreased 8%. Average risk management VaR increased 12% to USD 91 million in 3Q11 and period-end risk management VaR increased 31% to USD 111 million.

Economic capital and position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes and 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2010.
We regularly review the economic capital methodology to ensure that the model remains relevant as markets and business strategies evolve. In 3Q11, we modified our position risk methodology relating to traded credit exposures within fixed income trading to increase the granularity of our spread shocks to cover market sectors and improve yield curve risk modeling. Prior periods have been restated for these methodology changes in order to show meaningful trends. The total impact of 3Q11 methodology changes on 2Q11 position risk was an increase of CHF 756 million, or 7%.

Position risk
	end of			% change

	3Q11	2Q11	3Q10	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	1,966	2,553	3,276	(23)	(40)

Equity trading & investments	2,429	2,305	2,705	5	(10)

Private banking corporate & retail lending	2,059	2,067	2,191	0	(6)

International lending & counterparty exposures	4,607	4,189	4,446	10	4

Emerging markets country event risk	731	645	522	13	40

Real estate & structured assets [2]	2,389	2,591	2,626	(8)	(9)

Simple sum across risk categories	14,181	14,350	15,766	(1)	(10)

Diversification benefit [3]	(2,636)	(2,593)	(2,816)	2	(6)

Position risk (99% confidence level for risk management purposes)	11,545	11,757	12,950	(2)	(11)

Position risk (99.97% confidence level for capital management purposes)	20,574	20,903	23,073	(2)	(11)

Prior period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments. 3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Key position risk trends
Position risk for risk management purposes at the end of 3Q11 decreased 2% compared to the end of 2Q11. Excluding the US dollar translation impact, position risk decreased 8%, mainly due to lower credit spread exposures from reduced bond positions in fixed income trading and decreased RMBS exposure including the sale of wind-down positions in real estate & structured assets. These decreases were partially offset by higher corporate banking loan risk in international lending & counterparty exposures.

Compared to the end of 3Q10, position risk for risk management purposes decreased 11%. Excluding the US dollar translation impact, position risk decreased 5%, primarily due to significantly lower credit spread and commodity exposures in fixed income trading and lower private banking corporate & retail lending from updated loan default and recovery parameters. The decreases were partially offset by higher corporate banking and leveraged finance loan risk in international lending & counterparty exposures and higher exposures in Asia and Eastern Europe in emerging markets country event risk.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management and regulatory VaR for regulatory capital purposes. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.

Effective January 1, 2011, we implemented new risk measurement models, including an incremental risk charge and stressed VaR, to meet the Basel II.5 market risk framework for FINMA regulatory capital purposes. The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In June 2011, we made significant revisions to our VaR methodology, including changing the historical dataset from three to two years, employing exponential weighting to give emphasis to more recent market data, and modifying the confidence level and holding period of risk management VaR. We have restated risk management VaR for prior periods to show meaningful trends. The 2Q11 methodology changes were implemented in June 2011 and are fully reflected in average risk management VaR and are only reflected in average regulatory VaR for 2Q11 from implementation. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk in the Credit Suisse Financial Report 2Q11.

For risk management VaR, we use a one-day holding period based on a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period.

In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

3Q11 (CHF million)

Average	69	10	7	20	(30)		76	62

Minimum	54	6	2	15	–	[1]	54	50

Maximum	88	25	14	28	–	[1]	104	77

End of period	84	10	5	23	(23)		99	56

2Q11 (CHF million)

Average	66	13	12	27	(48)		70	111

Minimum	60	5	8	18	–	[1]	62	52

Maximum	77	22	17	40	–	[1]	83	146

End of period	70	8	13	20	(40)		71	56

3Q10 (CHF million)

Average	100	21	19	28	(60)		108	145

Minimum	91	9	9	19	–	[1]	92	121

Maximum	110	35	25	44	–	[1]	130	171

End of period	99	25	17	27	(69)		99	159

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

3Q11 (USD million)

Average	83	12	9	24	(37)		91	75

Minimum	74	8	3	18	–	[1]	74	62

Maximum	99	29	16	32	–	[1]	117	87

End of period	94	11	5	26	(25)		111	62

2Q11 (USD million)

Average	76	14	14	31	(54)		81	126

Minimum	70	6	10	21	–	[1]	68	63

Maximum	83	24	18	48	–	[1]	95	163

End of period	83	10	16	24	(48)		85	67

3Q10 (USD million)

Average	97	20	19	27	(59)		104	141

Minimum	87	9	9	20	–	[1]	90	120

Maximum	109	35	24	42	–	[1]	124	163

End of period	102	26	17	28	(71)		102	163

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR increased 12% to USD 91 million from 2Q11 reflecting increased market volatility, widening credit spreads and reduced diversification benefit, partially offset by risk reductions, particularly in credit and securitized products, as client activity, liquidity and prices in these businesses declined. We also reduced risk in equities, reflecting defensive risk positioning and the decline in equity prices. Compared to 3Q10, average risk management VaR decreased 13%, reflecting decreased risk across fixed income from reductions in risk taking to support the client flow business, mainly in securitized products and foreign exchange, due to the deteriorating economic and market conditions and the risk reductions in 3Q11, partially offset by widening credit spreads in 3Q11 and reduced diversification benefit.

Period-end risk management VaR increased 31% to USD 111 million from 2Q11 reflecting the increased market volatility and widening credit spreads. Compared to 3Q10, period-end risk management VaR increased 9%, reflecting widening credit spreads in 3Q11 and reduced diversification benefit, partially offset by the risk reductions since 3Q10.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q11 with those for 2Q11 and 3Q10. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 3Q11, we had 12 loss days, compared to six in 2Q11, reflecting the difficult market-making and market conditions, particularly in fixed income.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and other desks running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 5.4 million as of the end of 3Q11, compared to a valuation increase of CHF 7.9 million as of the end of 2Q11.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2010. For further information on counterparty credit risk, refer to Note 26 – Financial instruments in V – Condensed consolidated financial statements – unaudited.

The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and unused credit limits which can be revoked at our sole discretion upon notice to the client in Private Banking.

Credit risk
	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Balance sheet (CHF million)

Gross loans	227,369	220,978	219,891	223,806	3	3	2

Loans held-for-sale	22,215	23,816	24,925	28,033	(7)	(11)	(21)

Traded loans	3,756	4,167	4,346	4,744	(10)	(14)	(21)

Derivative instruments [1]	67,934	42,491	50,477	62,333	60	35	9

Total balance sheet	321,274	291,452	299,639	318,916	10	7	1

Off-balance sheet (CHF million)

Loan commitments [2]	219,668	210,823	209,553	220,009	4	5	0

Credit guarantees and similar instruments	6,715	5,493	7,408	8,056	22	(9)	(17)

Irrevocable commitments under documentary credits	5,385	4,848	4,551	4,173	11	18	29

Total off-balance sheet	231,768	221,164	221,512	232,238	5	5	0

Total credit risk	553,042	512,616	521,151	551,154	8	6	0

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 138 billion, CHF 136 billion, CHF 137 billion and CHF 138 billion of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 3Q11, 2Q11, 4Q10 and 3Q10, respectively.

Selected European credit risk exposures
Gross credit risk exposures presented include loans and loan commitments, investments (such as cash, securities and other investments) and all exposures of derivatives (not limited to credit protection purchased and sold), after consideration of legally enforceable netting agreements. Net exposures reflect risk mitigation including credit default swaps (CDS) and other hedges, guarantees, insurance and collateral (primarily cash, securities and real estate).

Selected European credit risk exposures
end of 3Q11	Sovereigns			Financial institutions			Corporates & Other

	Gross	Net	[1]	Gross	Net	[1]	Gross	Net	[1]

Credit risk exposure (EUR billion)

Portugal	0.2	0.0		0.2	0.0		0.2	0.1

Italy	3.1	0.6		2.0	0.9		2.2	0.9

Ireland	0.0	0.0		1.9	0.5		0.8	0.1

Greece	0.1	0.0		0.1	0.0		0.5	0.1

Spain	0.3	0.3		1.4	0.9		1.8	0.9

Total	3.7	0.9		5.6	2.3		5.5	2.1

1 Net of risk mitigation including CDS and other hedges, guarantees, insurance and collateral (primarily cash, securities and real estate).

On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Portugal, Italy, Ireland, Greece and Spain as of the end of 3Q11 was EUR 3.7 billion. Our net exposure to these sovereigns was EUR 0.9 billion. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 3Q11 included net exposure to financial institutions of EUR 2.3 billion and to corporates and other counterparties of EUR 2.1 billion.

Loan exposure
Compared to the end of 2Q11, gross loans increased CHF 6.4 billion to CHF 227.4 billion. In Private Banking, gross loans increased 3% to CHF 192.9 billion, reflecting increases in commercial and industrial loans and residential and commercial mortgages, and the strengthening of the US dollar against the Swiss franc. Gross loans in Investment Banking increased 3% to CHF 34.5 billion, primarily due to the US dollar translation impact. Excluding the US dollar translation impact, gross loans in Investment Banking were down, mainly reflecting decreased loans to financial institutions.

Gross impaired loans decreased 9% to CHF 1.5 billion, mainly due to a decrease of CHF 123 million in Investment Banking, primarily in non-performing loans, reflecting a loan restructuring, with subsequent change to fair value accounting, and repayments. A portion of the impaired loans in Investment Banking is economically hedged by insurance and other risk mitigation, including CDS.

We recorded a net provision for credit losses of CHF 84 million in 3Q11, compared to a net provision of CHF 13 million in 2Q11, with a net provision of CHF 59 million and CHF 25 million in Investment Banking and Private Banking, respectively. For further information, refer to II – Results by division – Private Banking and Investment Banking.

Compared to the end of 3Q10, gross loans increased 2%, as an increase in Private Banking was partially offset by a decrease in Investment Banking. In Investment Banking, in addition to the US dollar translation impact, gross loans decreased, primarily due to lower loans to governments and public institutions and commercial and industrial loans. The increase of gross loans of 5% in Private Banking was primarily due to higher consumer loans and commercial and industrial loans, partially offset by lower exposure to financial institutions. Gross impaired loans decreased CHF 334 million, or 18%, driven by lower non-performing loans in Investment Banking and lower non-interest-earning loans in Private Banking.

Loans
	Private Banking						Investment Banking			Credit Suisse			[1]

end of	3Q11		2Q11		3Q10		3Q11	2Q11	3Q10	3Q11	2Q11	3Q10

Loans (CHF million)

Mortgages	87,640		86,374		84,449		0	0	0	87,640	86,374	84,449

Loans collateralized by securities	26,465		25,725		25,432		0	0	0	26,465	25,725	25,432

Consumer finance	5,524		5,379		4,475		702	634	875	6,228	6,024	5,350

Consumer loans	119,629		117,478		114,356		702	634	875	120,333	118,123	115,231

Real estate	23,318		22,247		21,911		1,964	1,916	2,091	25,282	24,163	24,002

Commercial and industrial loans	41,838		39,325		38,021		14,582	13,406	17,061	56,426	52,733	55,083

Financial institutions	6,863		7,112		8,419		16,176	16,569	17,117	23,045	23,674	25,541

Governments and public institutions	1,240		1,236		1,132		1,043	1,049	2,817	2,283	2,285	3,949

Corporate and institutional loans	73,259	[2]	69,920	[2]	69,483	[2]	33,765	32,940	39,086	107,036	102,855	108,575

Gross loans	192,888		187,398		183,839		34,467	33,574	39,961	227,369	220,978	223,806

Net (unearned income) / deferred expenses	(12)		(7)		(2)		(27)	(25)	(35)	(39)	(32)	(37)

Allowance for loan losses [3]	(699)		(700)		(822)		(184)	(216)	(287)	(883)	(916)	(1,109)

Net loans	192,177		186,691		183,015		34,256	33,333	39,639	226,447	220,030	222,660

Impaired loans (CHF million)

Non-performing loans	564		570		595		174	310	360	738	880	955

Non-interest-earning loans	233		253		349		33	19	19	266	272	368

Total non-performing and non-interest-earning loans	797		823		944		207	329	379	1,004	1,152	1,323

Restructured loans	4		5		0		37	41	53	41	46	53

Potential problem loans	358		354		348		95	92	108	453	446	456

Total other impaired loans	362		359		348		132	133	161	494	492	509

Gross impaired loans [3]	1,159		1,182		1,292		339	462	540	1,498	1,644	1,832

of which loans with a specific allowance	941		987		1,143		323	388	512	1,264	1,375	1,655

of which loans without a specific allowance	218		195		149		16	74	28	234	269	177

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	700		752		883		216	222	370	916	974	1,253

Net movements recognized in statements of operations	27		(4)		(9)		3	7	(30)	30	3	(39)

Gross write-offs	(44)		(47)		(48)		(54)	0	(20)	(98)	(47)	(68)

Recoveries	9		13		8		0	2	7	9	15	15

Net write-offs	(35)		(34)		(40)		(54)	2	(13)	(89)	(32)	(53)

Provisions for interest	1		0		1		0	3	(5)	1	3	(4)

Foreign currency translation impact and other adjustments, net	6		(14)		(13)		19	(18)	(35)	25	(32)	(48)

Balance at end of period [3]	699		700		822		184	216	287	883	916	1,109

of which individually evaluated for impairment	505		508		599		122	160	169	627	668	768

of which collectively evaluated for impairment	194		192		223		62	56	118	256	248	341

1 Includes Asset Management and Corporate Center. 2 Of which CHF 47,838 million, CHF 45,629 million and CHF 48,758 million were secured by financial collateral and mortgages at the end of 3Q11, 2Q11 and 3Q10, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.

Balance sheet and off-balance sheet
Total assets were CHF 1,061.5 billion and total liabilities were CHF 1,019.0 billion. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary
	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	92,376	68,073	65,467	49,377	36	41	87

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	239,747	200,091	220,443	225,630	20	9	6

Trading assets	300,342	302,626	324,704	348,033	(1)	(8)	(14)

Net loans	226,447	220,030	218,842	222,660	3	3	2

Brokerage receivables	57,020	40,845	38,769	46,493	40	47	23

All other assets	145,589	145,258	163,780	175,195	0	(11)	(17)

Total assets	1,061,521	976,923	1,032,005	1,067,388	9	3	(1)

Liabilities and equity (CHF million)

Due to banks	47,876	41,987	37,493	32,430	14	28	48

Customer deposits	314,952	286,455	287,564	278,128	10	10	13

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	169,373	142,245	168,394	198,373	19	1	(15)

Trading liabilities	137,554	120,452	133,997	140,948	14	3	(2)

Long-term debt	164,177	164,159	173,752	178,780	0	(6)	(8)

Brokerage payables	70,212	67,315	61,746	69,907	4	14	0

All other liabilities	114,899	114,003	126,044	124,147	1	(9)	(7)

Total liabilities	1,019,043	936,616	988,990	1,022,713	9	3	0

Total shareholders' equity	33,519	31,216	33,282	34,088	7	1	(2)

Noncontrolling interests	8,959	9,091	9,733	10,587	(1)	(8)	(15)

Total equity	42,478	40,307	43,015	44,675	5	(1)	(5)

Total liabilities and equity	1,061,521	976,923	1,032,005	1,067,388	9	3	(1)

Balance sheet
Total assets were CHF 1,061.5 billion as of the end of 3Q11, up CHF 84.6 billion, or 9%, from the end of 2Q11, primarily driven by the strengthening of the US dollar against the Swiss franc. Excluding the foreign exchange translation impact, total assets increased CHF 29.6 billion.

In Swiss francs, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 39.7 billion, or 20%, due to increases in resale agreements including resale agreements collateralized by government securities, and the foreign exchange translation impact. Cash and due from banks increased CHF 24.3 billion, or 36%, mainly from a net increase in central bank holdings and the foreign exchange translation impact. Brokerage receivables increased CHF 16.2 billion, or 40%, reflecting client activity including margin lending and the foreign exchange translation impact. Net loans increased CHF 6.4 billion, or 3%, from a slight increase in Private Banking lending and the foreign exchange translation impact. Trading assets decreased CHF 2.3 billion, or 1%, driven by decreases in equity securities across most businesses reflecting the challenging equity markets, mostly offset by the foreign exchange translation impact.

All other assets were stable at CHF 145.6 billion, as increases in other assets and across most other categories were offset by a decrease in securities received as collateral. The increase in other assets reflected higher cash collateral on derivative instruments, partially offset by a decrease in assets held-for-sale, mainly loans.

Total liabilities were CHF 1,019.0 billion as of the end of 3Q11, up CHF 82.4 billion, or 9%, from the end of 2Q11, primarily driven by the strengthening of the US dollar against the Swiss franc. Excluding the foreign exchange translation impact, total liabilities increased CHF 28.2 billion.

In Swiss francs, customer deposits increased CHF 28.5 billion, or 10%, reflecting increases in certificates of deposit and time deposits, and the foreign exchange translation impact. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 27.1 billion, or 19%, due to increases in resale agreements collateralized by government securities and equity securities borrowed, and the foreign exchange translation impact. Trading liabilities increased CHF 17.1 billion, or 14%, reflecting the foreign exchange translation impact and higher average trading volumes due to volatile markets. Due to banks was up CHF 5.9 billion, or 14%, due to an increase in overnight time deposits from banks. Brokerage payables increased CHF 2.9 billion, or 4%, reflecting the foreign exchange translation impact, partially offset by a decrease in client margin balances .

All other liabilities were stable at CHF 114.9 billion, as increases in short-term borrowing and other liabilities were offset by a decrease in obligation to return securities received as collateral. The increase in other liabilities was mainly due to derivative instruments including derivatives used for hedging purposes and fair value adjustments on loan commitments, partially offset by lower cash collateral on derivative instruments mainly from higher cash collateral netting.

For further information, including our funding of the balance sheet and the leverage ratio, refer to Treasury management – Funding sources and uses and Capital management.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2010 and Note 24 – Guarantees and commitments and Note 29 – Litigation in V – Condensed consolidated financial statements – unaudited.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements unaudited
Notes to the condensed consolidated financial statements unaudited

On or about November 10, 2011, we will publish and file with the SEC our Financial Report 3Q11, which will include additional disclosures on:
– fair value of financial instruments;
– loans, allowance for loan losses and credit quality;
– derivatives and hedging activities;
– investment securities;
– guarantees and commitments;
– assets pledged or assigned; and
– transfers of financial assets and variable interest entities.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	5,375	7,082	6,037	(24)	(11)	17,909	19,902	(10)

Interest expense	(3,729)	(5,705)	(4,321)	(35)	(14)	(13,133)	(15,037)	(13)

Net interest income	1,646	1,377	1,716	20	(4)	4,776	4,865	(2)

Commissions and fees	3,061	3,463	3,258	(12)	(6)	10,195	10,251	(1)

Trading revenues	1,920	1,116	943	72	104	5,047	8,023	(37)

Other revenues	62	936	649	(93)	(90)	1,719	979	76

Net revenues	6,689	6,892	6,566	(3)	2	21,737	24,118	(10)

Provision for credit losses	84	13	(26)	–	–	90	(56)	–

Compensation and benefits	3,067	3,096	3,355	(1)	(9)	10,192	11,228	(9)

General and administrative expenses	2,209	1,652	1,752	34	26	5,493	5,488	0

Commission expenses	485	491	484	(1)	0	1,512	1,573	(4)

Total other operating expenses	2,694	2,143	2,236	26	20	7,005	7,061	(1)

Total operating expenses	5,761	5,239	5,591	10	3	17,197	18,289	(6)

Income from continuing operations before taxes	844	1,640	1,001	(49)	(16)	4,450	5,885	(24)

Income tax expense	332	271	117	23	184	1,068	1,143	(7)

Income from continuing operations	512	1,369	884	(63)	(42)	3,382	4,742	(29)

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	0	(19)	100

Net income	512	1,369	884	(63)	(42)	3,382	4,723	(28)

Net income/(loss) attributable to noncontrolling interests	(171)	601	275	–	–	792	466	70

Net income attributable to shareholders	683	768	609	(11)	12	2,590	4,257	(39)

of which from continuing operations	683	768	609	(11)	12	2,590	4,276	(39)

of which from discontinued operations	0	0	0	–	–	0	(19)	100

Basic earnings per share (CHF)

Basic earnings per share from continuing operations	0.54	0.48	0.48	13	13	1.96	3.33	(41)

Basic earnings per share from discontinued operations	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Basic earnings per share	0.54	0.48	0.48	13	13	1.96	3.31	(41)

Diluted earnings per share (CHF)

Diluted earnings per share from continuing operations	0.53	0.48	0.48	10	10	1.95	3.31	(41)

Diluted earnings per share from discontinued operations	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Diluted earnings per share	0.53	0.48	0.48	10	10	1.95	3.29	(41)

Consolidated balance sheets (unaudited)
	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	92,376	68,073	65,467	49,377	36	41	87

Interest-bearing deposits with banks	2,244	1,940	1,524	1,656	16	47	36

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	239,747	200,091	220,443	225,630	20	9	6

Securities received as collateral, at fair value	28,812	32,057	42,147	44,412	(10)	(32)	(35)

of which encumbered	18,538	18,130	21,352	24,348	2	(13)	(24)

Trading assets, at fair value	300,342	302,626	324,704	348,033	(1)	(8)	(14)

of which encumbered	79,134	85,467	87,723	98,784	(7)	(10)	(20)

Investment securities	5,403	5,550	8,397	8,980	(3)	(36)	(40)

Other investments	14,566	14,086	16,482	17,104	3	(12)	(15)

Net loans	226,447	220,030	218,842	222,660	3	3	2

of which encumbered	460	347	783	788	33	(41)	(42)

allowance for loan losses	(883)	(916)	(1,017)	(1,109)	(4)	(13)	(20)

Premises and equipment	6,936	6,651	6,725	6,621	4	3	5

Goodwill	8,361	7,908	8,585	8,874	6	(3)	(6)

Other intangible assets	269	281	312	340	(4)	(14)	(21)

Brokerage receivables	57,020	40,845	38,769	46,493	40	47	23

Other assets	78,998	76,785	79,585	87,156	3	(1)	(9)

of which encumbered	2,281	2,510	2,388	2,471	(9)	(4)	(8)

Assets of discontinued operations held-for-sale	0	0	23	52	–	(100)	(100)

Total assets	1,061,521	976,923	1,032,005	1,067,388	9	3	(1)

Consolidated balance sheets (unaudited) (continued)
	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Liabilities and equity (CHF million)

Due to banks	47,876	41,987	37,493	32,430	14	28	48

Customer deposits	314,952	286,455	287,564	278,128	10	10	13

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	169,373	142,245	168,394	198,373	19	1	(15)

Obligation to return securities received as collateral, at fair value	28,812	32,057	42,147	44,412	(10)	(32)	(35)

Trading liabilities, at fair value	137,554	120,452	133,997	140,948	14	3	(2)

Short-term borrowings	23,176	20,373	21,683	10,460	14	7	122

Long-term debt	164,177	164,159	173,752	178,780	0	(6)	(8)

Brokerage payables	70,212	67,315	61,746	69,907	4	14	0

Other liabilities	62,911	61,573	62,214	69,275	2	1	(9)

Total liabilities	1,019,043	936,616	988,990	1,022,713	9	3	0

Common shares	48	48	47	47	0	2	2

Additional paid-in capital	21,159	21,107	23,026	22,656	0	(8)	(7)

Retained earnings	27,804	27,121	25,316	24,570	3	10	13

Treasury shares, at cost	0	(111)	(552)	(93)	100	100	100

Accumulated other comprehensive income/(loss)	(15,492)	(16,949)	(14,555)	(13,092)	(9)	6	18

Total shareholders' equity	33,519	31,216	33,282	34,088	7	1	(2)

Noncontrolling interests	8,959	9,091	9,733	10,587	(1)	(8)	(15)

Total equity	42,478	40,307	43,015	44,675	5	(1)	(5)

Total liabilities and equity	1,061,521	976,923	1,032,005	1,067,388	9	3	(1)

	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0.04	0	0	0

Authorized shares (million)	1,868.1	1,868.1	1,468.3	1,468.3	0	27	27

Common shares issued (million)	1,203.0	1,202.2	1,186.1	1,186.1	0	1	1

Treasury shares (million)	0.0	(3.1)	(12.2)	(1.8)	100	100	100

Shares outstanding (million)	1,203.0	1,199.1	1,173.9	1,184.3	0	2	2

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

3Q11 (CHF million)

Balance at beginning of period	48	21,107		27,121	(111)	(16,949)	31,216	9,091		40,307	1,199,099,753	[1]

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	3		–	–	–	3	(4)		(1)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–	–	–	(631)		(631)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	248		248	–

Net income/(loss)	–	–		683	–	–	683	(178)	[4]	505	–

Foreign currency translation	–	–		–	–	1,394	1,394	448		1,842	–

Unrealized gains/(losses) on securities	–	–		–	–	28	28	–		28	–

Actuarial gains/(losses)	–	–		–	–	31	31	–		31	–

Net prior service cost	–	–		–	–	4	4	–		4	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	1,457	1,457	448		1,905	–

Issuance of common shares	–	16		–	–	–	16	–		16	800,843

Sale of treasury shares	–	6		–	2,473	–	2,479	–		2,479	98,020,445

Repurchase of treasury shares	–	–		–	(2,373)	–	(2,373)	–		(2,373)	(95,274,393)

Share-based compensation, net of tax	–	224	[5]	–	11	–	235	–		235	357,344

Financial instruments indexed to own shares [6]	–	(38)		–	–	–	(38)	–		(38)	–

Cash dividends paid	–	–		–	–	–	–	(15)		(15)	–

Changes in redeemable noncontrolling interests	–	(159)	[7]	–	–	–	(159)	–		(159)	–

Balance at end of period	48	21,159		27,804	0	(15,492)	33,519	8,959		42,478	1,203,003,992	[8]

1 At par value CHF 0.04 each, fully paid, net of 3,103,396 treasury shares. In addition to the treasury shares, a maximum of 665,936,917 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income attributable to noncontrolling interests excludes CHF 7 million due to redeemable noncontrolling interests. 5 Includes a net tax charge of CHF 63 million from the excess recognized compensation expense over fair value of shares delivered. 6 The Group has purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 7 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. For further information, refer to Note 24 – Guarantees and commitments – Other commitments. 8 At par value CHF 0.04 each, fully paid. A maximum of 665,136,074 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2Q11 (CHF million)

Balance at beginning of period	48	22,565	26,455	0	(15,011)	34,057	9,231	43,288	1,201,020,793

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(1)	–	–	–	(1)	(1)	(2)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(372)	(372)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	153	153	–

Net income/(loss)	–	–	768	–	–	768	580	1,348	–

Gains/(losses) on cash flow hedges	–	–	–	–	(10)	(10)	–	(10)	–

Foreign currency translation	–	–	–	–	(1,959)	(1,959)	(473)	(2,432)	–

Unrealized gains/(losses) on securities	–	–	–	–	2	2	–	2	–

Actuarial gains/(losses)	–	–	–	–	26	26	–	26	–

Net prior service cost	–	–	–	–	3	3	–	3	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,938)	(1,938)	(473)	(2,411)	–

Issuance of common shares	–	43	–	–	–	43	–	43	1,182,356

Sale of treasury shares	–	(221)	–	3,166	–	2,945	–	2,945	85,354,994

Repurchase of treasury shares	–	–	–	(3,292)	–	(3,292)	–	(3,292)	(88,801,653)

Share-based compensation, net of tax	–	358	–	15	–	373	–	373	343,263

Financial instruments indexed to own shares	–	217	–	–	–	217	–	217	–

Cash dividends paid	–	(1,646)	(102)	–	–	(1,748)	(46)	(1,794)	–

Changes in redeemable noncontrolling interests	–	(208)	–	–	–	(208)	–	(208)	–

Change in scope of consolidation, net	–	–	–	–	–	–	19	19	–

Balance at end of period	48	21,107	27,121	(111)	(16,949)	31,216	9,091	40,307	1,199,099,753

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

3Q10 (CHF million)

Balance at beginning of period	47	22,462	23,961	0	(10,837)	35,633	10,951	46,584	1,186,091,476

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	1	–	–	–	1	(7)	(6)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(501)	(501)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,661	1,661	–

Net income/(loss)	–	–	609	–	–	609	275	884	–

Gains/(losses) on cash flow hedges	–	–	–	–	19	19	–	19	–

Foreign currency translation	–	–	–	–	(2,305)	(2,305)	(863)	(3,168)	–

Unrealized gains/(losses) on securities	–	–	–	–	23	23	–	23	–

Actuarial gains/(losses)	–	–	–	–	4	4	–	4	–

Net prior service cost	–	–	–	–	4	4	–	4	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,255)	(2,255)	(863)	(3,118)	–

Issuance of common shares	–	(21)	–	–	–	(21)	–	(21)	59,351

Sale of treasury shares	–	4	–	6,336	–	6,340	–	6,340	139,075,243

Repurchase of treasury shares	–	–	–	(6,471)	–	(6,471)	–	(6,471)	(141,789,201)

Share-based compensation, net of tax	–	334	–	42	–	376	7	383	899,490

Financial instruments indexed to own shares	–	(124)	–	–	–	(124)	–	(124)	–

Cash dividends paid	–	–	–	–	–	–	(35)	(35)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(979)	(979)	–

Other	–	–	–	–	–	–	78	78	–

Balance at end of period	47	22,656	24,570	(93)	(13,092)	34,088	10,587	44,675	1,184,336,359

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

9M11 (CHF million)

Balance at beginning of period	47	23,026		25,316	(552)	(14,555)	33,282	9,733		43,015	1,173,946,065	[1]

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	1		–	–	–	1	(5)		(4)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–	–	–	(1,378)		(1,378)	–

Sale of subsidiary shares to non- controlling interests, changing ownership	–	(7)		–	–	–	(7)	7		–	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	494		494	–

Net income/(loss)	–	–		2,590	–	–	2,590	759	[4]	3,349	–

Gains/(losses) on cash flow hedges	–	–		–	–	(27)	(27)	–		(27)	–

Foreign currency translation	–	–		–	–	(994)	(994)	(178)		(1,172)	–

Unrealized gains/(losses) on securities	–	–		–	–	(10)	(10)	–		(10)	–

Actuarial gains/(losses)	–	–		–	–	84	84	–		84	–

Net prior service cost	–	–		–	–	10	10	–		10	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(937)	(937)	(178)		(1,115)	–

Issuance of common shares	1	681		–	–	–	682	–		682	16,829,550

Sale of treasury shares	–	(77)		–	10,302	–	10,225	–		10,225	295,174,972

Repurchase of treasury shares	–	–		–	(10,045)	–	(10,045)	–		(10,045)	(289,886,140)

Share-based compensation, net of tax	–	(489)	[5]	–	295	–	(194)	(1)		(195)	6,939,545

Financial instruments indexed to own shares [6]	–	164		–	–	–	164	–		164	–

Cash dividends paid	–	(1,646)	[7]	(102)	–	–	(1,748)	(72)		(1,820)	–

Changes in redeemable noncontrolling interests	–	(494)	[8]	–	–	–	(494)	(90)		(584)	–

Change in scope of consolidation, net	–	–		–	–	–	–	(310)		(310)	–

Balance at end of period	48	21,159		27,804	0	(15,492)	33,519	8,959		42,478	1,203,003,992	[9]

1 At par value CHF 0.04 each, fully paid, net of 12,228,377 treasury shares. In addition to the treasury shares, a maximum of 282,101,278 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income attributable to noncontrolling interests excludes CHF 33 million due to redeemable noncontrolling interests. 5 Includes a net tax charge of CHF 262 million from the excess recognized compensation expense over fair value of shares delivered. 6 The Group has purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 7 Paid out of reserves from capital contributions. 8 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. For further information, refer to Note 24 – Guarantees and commitments – Other commitments. 9 At par value CHF 0.04 each, fully paid. A maximum of 665,136,074 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

9M10 (CHF million)

Balance at beginning of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	1	–	–	–	1	(21)	(20)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(1,111)	(1,111)	–

Sale of subsidiary shares to non- controlling interests, changing ownership	–	–	–	–	–	–	1	1	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,859	1,859	–

Net income/(loss)	–	–	4,257	–	–	4,257	466	4,723	–

Cumulative effect of accounting changes, net of tax	–	–	(2,384)	–	135	(2,249)	–	(2,249)	–

Gains/(losses) on cash flow hedges	–	–	–	–	24	24	–	24	–

Foreign currency translation	–	–	–	–	(1,541)	(1,541)	(453)	(1,994)	–

Unrealized gains/(losses) on securities	–	–	–	–	42	42	–	42	–

Actuarial gains/(losses)	–	–	–	–	(124)	(124)	–	(124)	–

Net prior service cost	–	–	–	–	10	10	–	10	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,589)	(1,589)	(453)	(2,042)	–

Issuance of common shares	–	8	–	–	–	8	–	8	780,645

Sale of treasury shares	–	(34)	–	21,273	–	21,239	–	21,239	442,728,811

Repurchase of treasury shares	–	–	–	(22,903)	–	(22,903)	–	(22,903)	(474,310,766)

Share-based compensation, net of tax	–	(1,901)	–	2,393	–	492	7	499	45,926,774

Financial instruments indexed to own shares	–	(124)	–	–	–	(124)	–	(124)	–

Cash dividends paid	–	–	(2,561)	–	–	(2,561)	(128)	(2,689)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(922)	(922)	–

Other	–	–	–	–	–	–	78	78	–

Balance at end of period	47	22,656	24,570	(93)	(13,092)	34,088	10,587	44,675	1,184,336,359

Consolidated statements of comprehensive income (unaudited)
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Comprehensive income (CHF million)

Net income	512	1,369	884	(63)	(42)	3,382	4,723	(28)

Other comprehensive income/(loss), net of tax	1,905	(2,411)	(3,118)	–	–	(1,115)	(2,042)	(45)

Comprehensive income/(loss)	2,417	(1,042)	(2,234)	–	–	2,267	2,681	(15)

Comprehensive income/(loss) attributable to noncontrolling interests	277	128	(588)	116	–	614	13	–

Comprehensive income/(loss) attributable to shareholders	2,140	(1,170)	(1,646)	–	–	1,653	2,668	(38)

Consolidated statements of cash flows (unaudited)
	in		% change

	9M11	9M10	YoY

Operating activities of continuing operations (CHF million)

Net income	3,382	4,723	(28)

(Income)/loss from discontinued operations, net of tax	0	19	(100)

Income from continuing operations	3,382	4,742	(29)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	854	872	(2)

Provision for credit losses	90	(56)	–

Deferred tax provision	662	911	(27)

Share of net income from equity method investments	(26)	(60)	(57)

Trading assets and liabilities, net	22,507	(18,769)	–

(Increase)/decrease in other assets	(22,535)	(9,438)	139

Increase/(decrease) in other liabilities	11,213	15,005	(25)

Other, net	(3,184)	4,320	–

Total adjustments	9,581	(7,215)	–

Net cash provided by/(used in) operating activities of continuing operations	12,963	(2,473)	–

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(732)	(504)	45

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(24,910)	(26,197)	(5)

Purchase of investment securities	(1,437)	(1,738)	(17)

Proceeds from sale of investment securities	2,100	859	144

Maturities of investment securities	1,738	2,717	(36)

Investments in subsidiaries and other investments	(1,326)	(1,603)	(17)

Proceeds from sale of other investments	4,323	1,724	151

(Increase)/decrease in loans	(11,323)	2,415	–

Proceeds from sales of loans	302	691	(56)

Capital expenditures for premises and equipment and other intangible assets	(1,172)	(1,168)	0

Proceeds from sale of premises and equipment and other intangible assets	5	4	25

Other, net	171	275	(38)

Net cash provided by/(used in) investing activities of continuing operations	(32,261)	(22,525)	43

Consolidated statements of cash flows (unaudited) (continued)
	in		% change

	9M11	9M10	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	41,139	4,144	–

Increase/(decrease) in short-term borrowings	2,112	(1,924)	–

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	5,805	17,933	(68)

Issuances of long-term debt	27,431	45,314	(39)

Repayments of long-term debt	(27,553)	(38,205)	(28)

Issuances of common shares	682	8	–

Sale of treasury shares	10,225	21,239	(52)

Repurchase of treasury shares	(10,045)	(22,903)	(56)

Dividends paid/capital repayments	(1,820)	(2,689)	(32)

Excess tax benefits related to share-based compensation	0	636	(100)

Other, net	335	920	(64)

Net cash provided by/(used in) financing activities of continuing operations	48,311	24,473	97

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(2,129)	(1,884)	13

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	25	(71)	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	26,909	(2,480)	–

Cash and due from banks at beginning of period	65,467	51,857	26

Cash and due from banks at end of period	92,376	49,377	87

Supplemental cash flow information (unaudited)
	in		% change

	9M11	9M10	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	833	724	15

Cash paid for interest	13,623	15,028	(9)

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2010, included in the Credit Suisse Annual Report 2010. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented, except with respect to the additional disclosures on fair value of financial instruments, loans, allowance for loan losses and credit quality, derivatives and hedging activities, investment securities, guarantees and commitments, assets pledged or assigned, and transfers of financial assets and VIEs. These disclosures will be included in the Financial Report 3Q11 to be published on our website and filed with the SEC on or about November 10, 2011. The presentation of period over period change, the 2Q11 consolidated statements of operations, consolidated balance sheet and consolidated statements of changes in equity and the 3Q10 consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a description of accounting standards adopted in 2010, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

ASC Topic 310 – Receivables
In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (ASU 2011-02), an update to Accounting Standards Codification (ASC) Topic 310 – Receivables. ASU 2011-02 provides guidance in evaluating whether a restructuring constitutes a troubled debt restructuring. In order to meet the requirements for a troubled debt restructuring, a creditor must separately conclude that both the restructuring constitutes a concession and the debtor is experiencing financial difficulties. The amendments clarify the guidance on a creditor’s evaluation of whether it has granted a concession and also clarify the guidance on a creditor’s evaluation of whether a debtor is experiencing financial difficulties. ASU 2011-02 is effective for the first interim or annual period beginning on or after June 15, 2011 and has to be applied retrospectively to the beginning of the annual period of adoption. The Group adopted the provisions of ASU 2011-02 retrospectively to January 1, 2011 and this did not result in loans newly identified as impaired and as such did not impact the Group’s financial condition, results of operations or cash flows.

In January 2011, the FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” (ASU 2011-01), an update to ASC Topic 310 – Receivables. The amendment in ASU 2011-01 temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20. ASU 2011-01 was effective upon issuance and the adoption thereof did not impact the Group’s financial condition, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20), an update to ASC Topic 310 – Receivables. The amendments in ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As a result of the update, entities are required to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. Entities are also required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The enhanced disclosures are designed to help financial statement users assess an entity’s credit risk exposures and its allowance for credit losses. The disclosures as of the end of a reporting period were effective for the first interim or annual reporting period ending after December 15, 2010. The disclosures about activity that occurred during a reporting period are effective for the first interim or annual reporting period beginning after December 15, 2010. ASU 2010-20 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. The Group adopted ASU 2010-20 on December 31, 2010 and provided the disclosures under this ASU that were effective for the first annual reporting period ending after December 15, 2010 in the Group’s consolidated financial statements in the Credit Suisse Annual Report 2010. Disclosures about activity that occurred during the reporting period were provided in 1Q11 for the first time. For further information, refer to Note 16 – Loans, allowance for loan losses and credit quality.

ASC Topic 820 – Fair Value Measurement
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to ASC Topic 820 – Fair Value Measurement. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the ASU expanded disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications were effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. The disclosures required by ASU 2010-06 will be included in the Financial Report 3Q11, which will be published on our website and filed with the SEC on or about November 10, 2011. For further information, refer to Note 26 – Financial instruments.

Standards to be adopted in future periods
ASC Topic 220 – Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 was issued to improve the comparability, consistency and transparency of financial reporting. The amendment provides the entity an option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income. ASU 2011-05 is required to be applied retrospectively and is effective for interim and annual periods beginning after December 15, 2011. ASU 2011-05 is an update only for presentation and as such will not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 350 – Intangibles – Goodwill and Other
In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), an update to ASC Topic 350 – Intangibles – Goodwill and Other. The amendments in ASU 2011-08 permit an entity to qualitatively assess whether the fair value of the reporting unit is less than the carrying amount. Based on the qualitative assessment, if an entity determines that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the entity must perform step one of the goodwill impairment test by calculating the fair value of the reporting unit and comparing the fair value to the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. ASU 2011-08 should be applied prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 is not expected to impact the Group’s financial condition, results of operations or cash flows.

ASC Topic 820 – Fair Value Measurement
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, an update to ASC Topic 820 – Fair Value Measurement. ASU 2011-04 results in common fair value measurement and disclosure requirements in US GAAP and IFRS. The amendments in ASU 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU 2011-04 also requires additional disclosures about fair value measurements. ASU 2011-04 is required to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The Group is currently evaluating the impact of adoption of ASU 2011-04 on the Group’s financial condition, results of operations and cash flows.

ASC Topic 860 – Transfers and Servicing
In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (ASU 2011-03), an update to ASC Topic 860 – Transfers and Servicing. Current guidance prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. ASU 2011-03 removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU 2011-03 is not expected to have any impact on the Group’s financial condition, results of operations or cash flows.

Note 3 Business developments
There were no significant acquisitions and divestitures in 3Q11.
Note 4 Discontinued operations
On December 31, 2008, the Group signed an agreement to sell part of its traditional investments business in Asset Management to Aberdeen. The transaction was completed with the final closing on July 1, 2009. As part of the sale of the traditional investments business, the Group purchased certain assets in the amount of CHF 114 million in 1Q10 in accordance with contractual obligations and recognized losses of CHF 19 million that were included in discontinued operations in 9M10. The remaining balance of the assets purchased in 1Q10 was sold or matured in 1Q11.

Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and IT. The segment information reflects the Group’s reportable segments as follows:

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals and UHNWI worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and UHNWI clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, M&A advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investments.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have SEI in such revenues and expenses are reported as noncontrolling interests without SEI. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, the Group’s tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and IT are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
The Group centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse AG, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income before taxes
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Net revenues (CHF million)

Private Banking	2,610	2,797	2,826	(7)	(8)	8,303	8,717	(5)

Investment Banking	2,494	2,822	3,421	(12)	(27)	10,245	12,736	(20)

Asset Management	471	629	582	(25)	(19)	1,691	1,715	(1)

Corporate Center	1,242	78	(545)	–	–	717	497	44

Noncontrolling interests without SEI	(128)	566	282	–	–	781	453	72

Net revenues	6,689	6,892	6,566	(3)	2	21,737	24,118	(10)

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	183	843	836	(78)	(78)	1,881	2,602	(28)

Investment Banking	(190)	231	395	–	–	1,384	2,973	(53)

Asset Management	92	202	135	(54)	(32)	466	323	44

Corporate Center	951	(190)	(613)	–	–	16	(405)	–

Noncontrolling interests without SEI	(192)	554	248	–	–	703	392	79

Income from continuing operations before taxes	844	1,640	1,001	(49)	(16)	4,450	5,885	(24)

Total assets
	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Total assets (CHF million)

Private Banking	350,759	335,098	337,496	351,731	5	4	0

Investment Banking	817,957	741,067	803,613	838,484	10	2	(2)

Asset Management	28,097	27,813	27,986	27,233	1	0	3

Corporate Center [1]	(141,541)	(133,347)	(143,945)	(157,877)	6	(2)	(10)

Noncontrolling interests without SEI	6,249	6,292	6,855	7,817	(1)	(9)	(20)

Total assets	1,061,521	976,923	1,032,005	1,067,388	9	3	(1)

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Note 6 Net interest income
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Net interest income (CHF million)

Loans	1,202	1,253	1,289	(4)	(7)	3,677	4,006	(8)

Investment securities	22	23	20	(4)	10	76	69	10

Trading assets	2,514	4,159	3,138	(40)	(20)	9,350	11,177	(16)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	848	870	758	(3)	12	2,425	1,966	23

Other	789	777	832	2	(5)	2,381	2,684	(11)

Interest and dividend income	5,375	7,082	6,037	(24)	(11)	17,909	19,902	(10)

Deposits	(429)	(427)	(428)	0	0	(1,260)	(1,194)	6

Short-term borrowings	(15)	(14)	(17)	7	(12)	(47)	(49)	(4)

Trading liabilities	(1,334)	(3,264)	(1,648)	(59)	(19)	(5,974)	(7,393)	(19)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(396)	(505)	(555)	(22)	(29)	(1,244)	(1,271)	(2)

Long-term debt	(1,425)	(1,422)	(1,568)	0	(9)	(4,317)	(4,881)	(12)

Other	(130)	(73)	(105)	78	24	(291)	(249)	17

Interest expense	(3,729)	(5,705)	(4,321)	(35)	(14)	(13,133)	(15,037)	(13)

Net interest income	1,646	1,377	1,716	20	(4)	4,776	4,865	(2)

Note 7 Commissions and fees
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Commissions and fees (CHF million)

Lending business	340	349	397	(3)	(14)	1,031	990	4

Investment and portfolio management	939	1,072	1,054	(12)	(11)	3,081	3,195	(4)

Other securities business	30	22	19	36	58	67	59	14

Fiduciary business	969	1,094	1,073	(11)	(10)	3,148	3,254	(3)

Underwriting	264	491	473	(46)	(44)	1,297	1,524	(15)

Brokerage	1,028	989	856	4	20	3,225	2,980	8

Underwriting and brokerage	1,292	1,480	1,329	(13)	(3)	4,522	4,504	0

Other services	460	540	459	(15)	0	1,494	1,503	(1)

Commissions and fees	3,061	3,463	3,258	(12)	(6)	10,195	10,251	(1)

Note 8 Trading revenues
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Trading revenues (CHF million)

Interest rate products	3,034	1,389	1,518	118	100	5,486	4,828	14

Foreign exchange products	(2,386)	(1,562)	2	53	–	(3,270)	1,749	–

Equity/index-related products	228	689	(138)	(67)	–	1,430	2,039	(30)

Credit products	1,266	317	(930)	299	–	1,108	(964)	–

Commodity, emission and energy products	69	232	169	(70)	(59)	375	131	186

Other products	(291)	51	322	–	–	(82)	240	–

Trading revenues	1,920	1,116	943	72	104	5,047	8,023	(37)

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and over-the-counter (OTC) derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and commercial paper (CP);
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is VaR. The Group holds securities as collateral and enters into CDS to mitigate the credit risk on these products.

Note 9 Other revenues
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Other revenues (CHF million)

Noncontrolling interests without SEI	(224)	584	273	–	–	683	433	58

Loans held-for-sale	(12)	17	(11)	–	9	23	(83)	–

Long-lived assets held-for-sale	(21)	65	(36)	–	(42)	43	(128)	–

Equity method investments	43	52	32	(17)	34	101	153	(34)

Other investments	107	91	234	18	(54)	447	148	202

Other	169	127	157	33	8	422	456	(7)

Other revenues	62	936	649	(93)	(90)	1,719	979	76

Note 10 Provision for credit losses
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Provision for credit losses (CHF million)

Provision for loan losses	30	3	(39)	–	–	45	(56)	–

Provision for lending-related and other exposures	54	10	13	440	315	45	0	–

Provision for credit losses	84	13	(26)	–	–	90	(56)	–

Note 11 Compensation and benefits
	in					% change		in			% change

	3Q11		2Q11		3Q10	QoQ	YoY	9M11		9M10	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	2,683		2,719		3,018	(1)	(11)	8,905		9,487	(6)

Social security	164		207		187	(21)	(12)	693		753	(8)

Other [1]	220		170		150	29	47	594		988	(40)

Compensation and benefits	3,067	[2]	3,096	[2]	3,355	(1)	(9)	10,192	[2]	11,228	(9)

1 Includes pension and other post-retirement expense of CHF 158 million, CHF 112 million, CHF 128 million, CHF 404 million and CHF 369 million in 3Q11, 2Q11, 3Q10, 9M11 and 9M10, respectively, and the UK levy on variable compensation of CHF (43) million and CHF 404 million in in 3Q10 and 9M10, respectively. 2 Includes severance and other compensation expense relating to headcount reductions of CHF 235 million, CHF 142 million and CHF 377 million in 3Q11, 2Q11 and 9M11, respectively.

Note 12 General and administrative expenses
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

General and administrative expenses (CHF million)

Occupancy expenses	271	269	289	1	(6)	804	884	(9)

IT, machinery, etc.	379	333	332	14	14	1,039	1,009	3

Provisions and losses	540	42	126	–	329	629	471	34

Travel and entertainment	104	115	110	(10)	(5)	323	352	(8)

Professional services	489	541	535	(10)	(9)	1,515	1,598	(5)

Amortization and impairment of other intangible assets	7	8	8	(13)	(13)	22	26	(15)

Other	419	344	352	22	19	1,161	1,148	1

General and administrative expenses	2,209	1,652	1,752	34	26	5,493	5,488	0

Note 13 Earnings per share
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Net income attributable to shareholders (CHF million)

Income from continuing operations	683	768	609	(11)	12	2,590	4,276	(39)

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	0	(19)	100

Net income attributable to shareholders	683	768	609	(11)	12	2,590	4,257	(39)

Preferred securities dividends	–	(102)	–	100	–	(102)	(67)	52

Net income attributable to shareholders for basic earnings per share	683	666	609	3	12	2,488	4,190	(41)

Available for common shares	644	575	575	12	12	2,348	3,965	(41)

Available for unvested share-based payment awards	39	91	34	(57)	15	140	225	(38)

Net income attributable to shareholders for diluted earnings per share	683	666	609	3	12	2,488	4,190	(41)

Available for common shares	645	575	575	12	12	2,349	3,965	(41)

Available for unvested share-based payment awards	38	91	34	(58)	12	139	225	(38)

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,203.6	1,199.3	1,190.6	0	1	1,195.8	1,197.6	0

Dilutive share options and warrants	6.2	2.9	5.4	114	15	3.9	5.7	(32)

Dilutive share awards	14.3	5.6	0.0	155	–	7.0	0.5	–

Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,224.1	1,207.8	1,196.0	1	2	1,206.7	1,203.8	0

Weighted-average shares outstanding for basic/ diluted earnings per share available for unvested share-based payment awards	72.8	74.6	69.7	(2)	4	73.2	66.8	10

Basic earnings per share available for common shares (CHF)

Basic earnings per share from continuing operations	0.54	0.48	0.48	13	13	1.96	3.33	(41)

Basic earnings per share from discontinued operations	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Basic earnings per share available for common shares	0.54	0.48	0.48	13	13	1.96	3.31	(41)

Diluted earnings per share available for common shares (CHF)

Diluted earnings per share from continuing operations	0.53	0.48	0.48	10	10	1.95	3.31	(41)

Diluted earnings per share from discontinued operations	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Diluted earnings per share available for common shares	0.53	0.48	0.48	10	10	1.95	3.29	(41)

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 34.2 million, 36.4 million, 54.0 million, 38.4 million and 48.4 million for 3Q11, 2Q11, 3Q10, 9M11 and 9M10, respectively.

Note 14 Trading assets and liabilities
	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Trading assets (CHF million)

Debt securities	153,714	155,058	154,555	179,978	(1)	(1)	(15)

Equity securities [1]	65,390	89,077	102,941	89,330	(27)	(36)	(27)

Derivative instruments [2]	64,656	40,313	47,744	58,709	60	35	10

Other	16,582	18,178	19,464	20,016	(9)	(15)	(17)

Trading assets	300,342	302,626	324,704	348,033	(1)	(8)	(14)

Trading liabilities (CHF million)

Short positions	73,063	74,137	76,094	77,918	(1)	(4)	(6)

Derivative instruments [2]	64,491	46,315	57,903	63,030	39	11	2

Trading liabilities	137,554	120,452	133,997	140,948	14	3	(2)

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	35,153	25,333	28,500	34,537	39	23	2

Receivables not netted [1]	17,600	13,739	14,987	16,498	28	17	7

Total	52,753	39,072	43,487	51,035	35	21	3

Cash collateral payables (CHF million)

Payables netted against derivative positions	38,014	27,166	29,238	35,352	40	30	8

Payables not netted [1]	13,375	14,562	14,428	18,918	(8)	(7)	(29)

Total	51,389	41,728	43,666	54,270	23	18	(5)

1 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

Note 15 Investment securities
The required disclosures for investment securities will be included in the Financial Report 3Q11, which will be published on our website and filed with the SEC on or about November 10, 2011.
Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer loans” and “corporate and institutional loans”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate and institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.

The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking and Investment Banking, that are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default (PD) of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.

Loans
	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Loans (CHF million)

Mortgages	87,640	86,374	84,625	84,449	1	4	4

Loans collateralized by securities	26,465	25,725	24,552	25,432	3	8	4

Consumer finance	6,228	6,024	5,708	5,350	3	9	16

Consumer loans	120,333	118,123	114,885	115,231	2	5	4

Real estate	25,282	24,163	23,362	24,002	5	8	5

Commercial and industrial loans	56,426	52,733	54,673	55,083	7	3	2

Financial institutions	23,045	23,674	24,764	25,541	(3)	(7)	(10)

Governments and public institutions	2,283	2,285	2,207	3,949	0	3	(42)

Corporate and institutional loans	107,036	102,855	105,006	108,575	4	2	(1)

Gross loans	227,369	220,978	219,891	223,806	3	3	2

Net (unearned income)/deferred expenses	(39)	(32)	(32)	(37)	22	22	5

Allowance for loan losses	(883)	(916)	(1,017)	(1,109)	(4)	(13)	(20)

Net loans	226,447	220,030	218,842	222,660	3	3	2

Gross loans by location (CHF million)

Switzerland	144,324	142,091	138,989	138,455	2	4	4

Foreign	83,045	78,887	80,902	85,351	5	3	(3)

Gross loans	227,369	220,978	219,891	223,806	3	3	2

Impaired loan portfolio (CHF million)

Non-performing loans	738	880	961	955	(16)	(23)	(23)

Non-interest-earning loans	266	272	340	368	(2)	(22)	(28)

Total non-performing and non-interest-earning loans	1,004	1,152	1,301	1,323	(13)	(23)	(24)

Restructured loans	41	46	52	53	(11)	(21)	(23)

Potential problem loans	453	446	510	456	2	(11)	(1)

Total other impaired loans	494	492	562	509	0	(12)	(3)

Gross impaired loans	1,498	1,644	1,863	1,832	(9)	(20)	(18)

Allowance for loan losses
	3Q11			2Q11			3Q10

	Consumer loans	Corporate and institutional loans	Total	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	269	647	916	281	693	974	1,253

Net movements recognized in statements of operations	28	2	30	2	1	3	(39)

Gross write-offs	(44)	(54)	(98)	(17)	(30)	(47)	(68)

Recoveries	10	(1)	9	14	1	15	15

Net write-offs	(34)	(55)	(89)	(3)	(29)	(32)	(53)

Provisions for interest	1	0	1	1	2	3	(4)

Foreign currency translation impact and other adjustments, net	6	19	25	(12)	(20)	(32)	(48)

Balance at end of period	270	613	883	269	647	916	1,109

	9M11			9M10

	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	279	738	1,017	1,395

Net movements recognized in statements of operations	42	3	45	(56)

Gross write-offs	(85)	(121)	(206)	(244)

Recoveries	30	2	32	48

Net write-offs	(55)	(119)	(174)	(196)

Provisions for interest	3	3	6	(1)

Foreign currency translation impact and other adjustments, net	1	(12)	(11)	(33)

Balance at end of period	270	613	883	1,109

	3Q11			2Q11			3Q10

	Consumer loans	Corporate and institutional loans	Total	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at end of period	270	613	883	269	647	916	1,109

of which individually evaluated for impairment	201	426	627	198	470	668	768

of which collectively evaluated for impairment	69	187	256	71	177	248	341

The required disclosures on loan purchases, reclassifications and sales, credit quality and impaired loans will be included in the Financial Report 3Q11, which will be published on our website and filed with the SEC on or about November 10, 2011.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, price, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.

The Group employs a set of credit ratings for the purpose of internally rating counterparties. Internally developed models are built from statistical data and then subject to a thorough business review before implementation. Relevant quantitative data and qualitative factors relating to the counterparty result in the assignment of a credit rating which measures the counterparty’s risk of default.

Internal ratings are reviewed annually and calibrated to external rating agencies using the historical PD associated with external ratings. Internal rating levels for PD are generally in line with the rating levels of Standard & Poor’s. Loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or until expiration of any interest concession made.

Reverse repurchase agreements are fully collateralized and in the event of counterparty default the repurchase agreement provides the Group the right to liquidate the collateral held. The Group risk manages these instruments on the basis of the value of the underlying collateral, as opposed to loans, which are risk managed on the ability of the counterparty to repay. Therefore the underlying collateral coverage is the most appropriate credit quality indicator for reverse repurchase agreements. Also, the Group has elected the fair value option for the majority of its reverse repurchase agreements.

Impaired loans
For further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans, refer to Note 18 – Loans, allowance for loan losses and credit quality in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Note 17 Other assets and other liabilities
	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	17,600	13,739	14,987	16,498	28	17	7

Cash collateral on non-derivative transactions	1,431	1,841	1,792	1,337	(22)	(20)	7

Derivative instruments used for hedging	3,278	2,178	2,733	3,623	51	20	(10)

Assets held-for-sale	23,224	25,362	26,886	29,638	(8)	(14)	(22)

of which loans	22,215	23,816	24,925	28,033	(7)	(11)	(21)

of which real estate	993	1,528	1,946	1,589	(35)	(49)	(38)

Assets held for separate accounts	14,411	14,712	13,815	14,544	(2)	4	(1)

Interest and fees receivable	5,377	5,748	5,158	6,196	(6)	4	(13)

Deferred tax assets	8,190	7,754	9,417	9,882	6	(13)	(17)

Prepaid expenses	624	718	452	643	(13)	38	(3)

Failed purchases	1,337	1,245	1,279	1,117	7	5	20

Other	3,526	3,488	3,066	3,678	1	15	(4)

Other assets	78,998	76,785	79,585	87,156	3	(1)	(9)

Other liabilities (CHF million)

Cash collateral on derivative instruments	13,375	14,562	14,428	18,918	(8)	(7)	(29)

Cash collateral on non-derivative transactions	54	52	20	22	4	170	145

Derivative instruments used for hedging	2,105	982	1,203	1,506	114	75	40

Provisions [1]	1,270	1,177	1,724	1,758	8	(26)	(28)

of which off-balance sheet risk	64	488	552	567	(87)	(88)	(89)

Liabilities held for separate accounts	14,411	14,712	13,815	14,544	(2)	4	(1)

Interest and fees payable	7,371	7,588	6,798	7,394	(3)	8	0

Current tax liabilities	763	783	1,137	1,076	(3)	(33)	(29)

Deferred tax liabilities	488	354	412	537	38	18	(9)

Failed sales	6,784	6,963	7,354	8,209	(3)	(8)	(17)

Other	16,290	14,400	15,323	15,311	13	6	6

Other liabilities	62,911	61,573	62,214	69,275	2	1	(9)

1 Includes provisions for bridge commitments.

Note 18 Long-term debt
	end of				% change

	3Q11	2Q11	4Q10	3Q10	QoQ	Ytd	YoY

Long-term debt (CHF million)

Senior	123,222	122,668	130,792	134,220	0	(6)	(8)

Subordinated	24,216	23,307	23,221	25,260	4	4	(4)

Non-recourse liabilities from consolidated VIEs	16,739	18,184	19,739	19,300	(8)	(15)	(13)

Long-term debt	164,177	164,159	173,752	178,780	0	(6)	(8)

Note 19 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

3Q11 (CHF million)

Balance at beginning of period	(60)	(13,858)	79	(3,083)	(27)	(16,949)

Increase/(decrease)	0	1,385	28	5	1	1,419

Reclassification adjustments, included in net income	0	9	0	26	3	38

Balance at end of period	(60)	(12,464)	107	(3,052)	(23)	(15,492)

2Q11 (CHF million)

Balance at beginning of period	(50)	(11,899)	77	(3,109)	(30)	(15,011)

Increase/(decrease)	2	(1,961)	15	0	0	(1,944)

Increase/(decrease) due to equity method investments	1	0	0	0	0	1

Reclassification adjustments, included in net income	(13)	2	(13)	26	3	5

Balance at end of period	(60)	(13,858)	79	(3,083)	(27)	(16,949)

3Q10 (CHF million)

Balance at beginning of period	(36)	(7,871)	129	(3,019)	(40)	(10,837)

Increase/(decrease)	26	(2,290)	23	(23)	0	(2,264)

Increase/(decrease) due to equity method investments	6	0	0	0	0	6

Reclassification adjustments, included in net income	(13)	(15)	0	27	4	3

Balance at end of period	(17)	(10,176)	152	(3,015)	(36)	(13,092)

9M11 (CHF million)

Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Increase/(decrease)	4	(1,010)	14	5	1	(986)

Increase/(decrease) due to equity method investments	(4)	0	0	0	0	(4)

Reclassification adjustments, included in net income	(27)	16	(24)	79	9	53

Balance at end of period	(60)	(12,464)	107	(3,052)	(23)	(15,492)

9M10 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	49	(1,528)	35	(190)	0	(1,634)

Increase/(decrease) due to equity method investments	(12)	0	1	0	0	(11)

Reclassification adjustments, included in net income	(13)	(13)	6	66	10	56

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(17)	(10,176)	152	(3,015)	(36)	(13,092)

Note 20 Tax
Effective tax rate
in	3Q11	2Q11	3Q10	9M11	9M10

Effective tax rate (%)

Effective tax rate	39.3	16.5	11.7	24.0	19.4

The 3Q11 effective tax rate was mainly impacted by the geographical mix of results, a CHF 139 million tax charge related to a write-down of deferred tax assets following the enactment of UK legislation to reduce the rate of corporation tax from 27% to 25%, an increase in valuation allowances against deferred tax assets mainly in the UK of CHF 62 million and an increase of net deferred tax balances of CHF 127 million following a re-measurement of deferred tax liabilities in Switzerland.

Net deferred tax assets
end of	3Q11	2Q11	Change

Net deferred tax assets (CHF million)

Deferred tax assets	8,190	7,755	435

of which net operating losses	3,997	3,398	599

of which deductible temporary differences	4,193	4,357	(164)

Deferred tax liabilities	(488)	(354)	(134)

Net deferred tax assets	7,702	7,401	301

Overall, net deferred tax assets increased CHF 301 million to CHF 7,702 million as of the end of 3Q11. The increase in net deferred tax assets primarily related to foreign exchange translation gains of CHF 519 million, a write-down of CHF 139 million as a result of the change in rate of UK corporation tax from 27% to 25% and an increase in net deferred tax balances of CHF 127 million following a re-measurement of deferred tax liabilities in Switzerland.

The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances. Deferred tax balances as of the end of 2Q11 have been amended to reflect this change for comparative purposes.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 36 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the Netherlands – 2005; the UK – 2003; and the US – 1999.

Note 21 Employee deferred compensation
Payment of deferred compensation to employees is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting deferred compensation is solely at the discretion of senior management. For further information on cash and share-based awards and the related fair value assumptions, refer to Note 27 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

The Group repurchases its own shares in the open market and issues new shares out of available conditional capital to satisfy obligations in connection with share-based compensation.
The following tables show the compensation expense for deferred compensation awards that was recognized in the consolidated statements of operations, the total shares delivered, the estimated unrecognized compensation expenses for deferred compensation awards granted in 3Q11 and prior periods outstanding as of 3Q11 and the remaining requisite service period over which the unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	3Q11	2Q11	3Q10	9M11	9M10

Deferred compensation expense (CHF million)

Share-based awards	155	223	81	578	208

Adjustable Performance Plan awards	201	318	241	889	758

Restricted Cash Awards	54	47	-	202	-

Scaled Incentive Share Units	99	98	131	314	434

Incentive Share Units	42	46	166	124	593

Cash Retention Awards	0	0	141	0	448

Performance Incentive Plans (PIP I and PIP II)	0	0	0	0	1

Partner Asset Facility [1]	(86)	20	20	(13)	(20)

Other cash awards	43	93	130	248	318

Total deferred compensation expense	508	845	910	2,342	2,740

Total shares delivered (million)

Total shares delivered	1.2	1.5	0.9	23.8	46.7

1 Compensation expense represents the change in underlying fair value of the indexed assets during the period.

Additional information
end of	3Q11

Estimated unrecognized compensation expense (CHF million)

Share-based awards	1,283

Adjustable Performance Plan awards	877

Restricted Cash Awards	214

Scaled Incentive Share Units	339

Incentive Share Units	135

Other cash awards	97

Total	2,945

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.4

Share-based awards
Share-based awards were granted in January 2011 as part of the 2010 deferred compensation. These awards replace other plans introduced in prior years, including Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and the Performance Incentive Plan (PIP). Each share-based award granted entitles the holder of the award to receive one Group share. One quarter of the share awards vest on each of the four anniversaries of the date of grant. The value that is delivered is equal to the Group share price at the time of delivery, as the share-based awards do not contain any leverage component or multiplier effect as contained in earlier awards.

The Group’s share-based awards also include other awards, such as blocked shares and longevity premium awards, which were primarily used in previous years, and special awards, which may be granted to new employees. These awards entitle the holder to receive one Group share, subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

As part of the deferred compensation for 2010, the Group awarded a small population of employees in a number of EU countries 50% of the amount they otherwise would have received in unrestricted cash in the form of blocked shares in order to comply with differing European regulatory requirements. The blocked shares vested immediately upon grant, have no future service requirements and were attributed to services performed in 2010. The shares remain blocked for a period of time, which varies from six months to three years, dependent on location, after which they are subject to no restrictions.

Share-based award activities
in	3Q11		2Q11		3Q10		9M11		9M10

	Number of share- based awards in million	Weighted- average grant-date fair value in CHF	Number of share- based awards in million	Weighted- average grant-date fair value in CHF	Number of share- based awards in million	Weighted- average grant-date fair value in CHF	Number of share- based awards in million	Weighted- average grant-date fair value in CHF	Number of share- based awards in million	Weighted- average grant-date fair value in CHF

Share-based award activities

Balance at beginning of period	49.3	43.11	50.5	43.28	15.0	46.24	17.3	43.86	15.5	45.67

Granted	1.4	25.77	1.1	38.53	2.0	45.11	39.1	41.73	4.9	47.64

Settled	(1.7)	46.21	(1.9)	44.80	(0.9)	53.95	(6.9)	43.46	(4.1)	48.99

Forfeited	(1.1)	43.96	(0.4)	43.38	(0.1)	41.14	(1.6)	43.97	(0.3)	49.89

Balance at end of period	47.9	42.47	49.3	43.11	16.0	45.71	47.9	42.47	16.0	45.71

of which vested	0.8	–	0.9	–	0.9	–	0.8	–	0.9	–

of which unvested	47.1	–	48.4	–	15.1	–	47.1	–	15.1	–

Adjustable Performance Plan awards
The Adjustable Performance Plan is a deferred, cash-based plan for the Executive Board, managing directors and directors. The Group introduced and granted Adjustable Performance Plan awards as part of deferred compensation for 2009 (2009 Adjustable Performance Plan). The Group continued to grant Adjustable Performance Plan awards as part of deferred compensation for 2010 (2010 Adjustable Performance Plan) and amended and simplified certain features in the 2010 Adjustable Performance Plan.

The 2009 Adjustable Performance Plan awards are subject to a three-year, pro rata vesting schedule. The final value of the Adjustable Performance Plan awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date depending on the financial performance of the specific business areas and the Group return on equity and the value paid out each year for vested awards will reflect these adjustments.

The 2010 Adjustable Performance Plan awards are similar to the 2009 Adjustable Performance Plan awards, except the pro rata vesting will occur over a four-year period and the outstanding 2010 Adjustable Performance Plan awards will be subject to annual adjustments, increasing or decreasing the outstanding balances by a percentage equal to the Group return on equity, unless the division that granted the awards incurs a pre-tax loss. In this case, outstanding awards in that division will be subject to a negative adjustment of 15% for every CHF 1 billion of loss unless a negative Group return on equity applies for that year and is greater than the divisional adjustment.

Restricted Cash Award
The cash component of variable compensation is generally free from conditions. However, managing directors in Investment Banking received the cash component of variable compensation in 2010 in the form of a restricted cash award with ratable vesting over a two-year period and other restrictive covenants and provisions. These cash awards were paid in 1Q11 and must be repaid by the employee, either in part or in full, if a claw-back event such as voluntary termination of employment or termination for cause occurs during the vesting period.

Scaled Incentive Share Unit
The SISU plan is a share-based, long-term incentive plan for managing directors and directors. SISUs were granted in January 2010 as part of 2009 deferred compensation. SISUs are similar to ISUs (refer to Incentive Share Unit below) except with four-year vesting, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares based on Group return on equity.

Scaled Incentive Share Unit activities
in	3Q11	2Q11	3Q10	9M11	9M10

Number of awards (million)

Balance at beginning of period	15.0	15.2	21.0	20.4	–

Granted	0.0	0.0	0.0	0.0	21.1

Settled	0.0	0.0	(0.2)	(5.1)	(0.2)

Forfeited	(0.2)	(0.2)	(0.2)	(0.5)	(0.3)

Balance at end of period	14.8	15.0	20.6	14.8	20.6

of which vested	0.7	0.5	0.1	0.7	0.1

of which unvested	14.1	14.5	20.5	14.1	20.5

Incentive Share Unit
ISUs were the main form of share-based deferred compensation for all employees from 2006 to 2009. For 2009, ISUs were used for the deferred compensation awards granted to employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price compared to predefined targets set at grant date. For each ISU granted, the employee will receive at least one Group share (ISU base unit) over a three-year vesting period and could receive additional shares (ISU leverage unit) at the end of the three-year vesting period. The ISU leverage units granted in 2007 were settled in 1Q11 and did not have a value at settlement as the Group share price performance was below the minimum predefined target of CHF 58.45.

Incentive Share Unit activities
in	3Q11	2Q11	3Q10	9M11	9M10

Number of awards (million)

Balance at beginning of period	13.8	14.5	38.9	37.7	41.5

Granted [1]	0.0	0.0	0.0	0.0	6.0

Settled	0.0	(0.5)	(0.3)	(23.3)	(8.4)

Forfeited	(0.4)	(0.2)	(0.5)	(1.0)	(1.0)

Balance at end of period	13.4	13.8	38.1	13.4	38.1

of which vested	1.3	1.0	3.5	1.3	3.5

of which unvested	12.1	12.8	34.6	12.1	34.6

1 Includes ISUs granted in January and through out the year.

Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred compensation in the form of PAF awards, denominated in US dollars. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

PAF awards, which have a contractual term of eight years, are fully vested. Compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Other cash awards
Other cash awards consist of voluntary deferred compensation, proprietary trading and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.

Note 22 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 525 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2011. As of the end of 3Q11, CHF 390 million of contributions have been made.

Components of total pension costs
	in			% change		in		% change

	3Q11	2Q11	3Q10	QoQ	YoY	9M11	9M10	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	87	89	75	(2)	16	264	227	16

Interest costs on benefit obligation	135	136	149	(1)	(9)	409	446	(8)

Expected return on plan assets	(205)	(206)	(200)	0	2	(620)	(601)	3

Amortization of recognized prior service cost	4	3	4	33	0	11	12	(8)

Amortization of recognized actuarial losses	35	36	35	(3)	0	108	92	17

Net periodic pension costs	56	58	63	(3)	(11)	172	176	(2)

Settlement (gains)/losses	0	0	0	–	–	0	(2)	100

Curtailment (gains)/losses	0	0	0	–	–	1	0	–

Total pension costs	56	58	63	(3)	(11)	173	174	(1)

Note 23 Derivatives and hedging activities
The required disclosures for derivatives and hedging activities and related contingent credit risk will be included in the Financial Report 3Q11, which will be published on our website and filed with the SEC on or about November 10, 2011.

Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, credit default and cross-currency swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions.

Net investment hedges
The Group designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using forward foreign exchange contracts.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Note 24 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

3Q11 (CHF million)

Credit guarantees and similar instruments	2,622	4,093	6,715	6,326		48	2,421

Performance guarantees and similar instruments	6,065	5,392	11,457	10,322		65	4,691

Securities lending indemnifications	17,453	0	17,453	17,453		0	17,453

Derivatives [2]	28,585	26,281	54,866	54,866		3,714	–	[3]

Other guarantees	3,800	1,023	4,823	4,786		6	2,254

Total guarantees	58,525	36,789	95,314	93,753		3,833	26,819

4Q10 (CHF million)

Credit guarantees and similar instruments	3,413	3,995	7,408	6,922		512	4,357

Performance guarantees and similar instruments	8,076	4,030	12,106	10,840		100	4,317

Securities lending indemnifications	18,254	0	18,254	18,254		0	18,254

Derivatives [2]	35,804	29,839	65,643	65,643		2,246	–	[3]

Other guarantees	4,349	1,109	5,458	5,387		8	2,622

Total guarantees	69,896	38,973	108,869	107,046		2,866	29,550

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse FNMA for losses on certain whole loans underlying mortgage-backed securities issued by FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in fair value of those assets.

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The position includes private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees on potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Group will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.

Securities lending indemnifications
Securities lending indemnifications include arrangements in which the Group agreed to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group was fully collateralized in respect of securities lending indemnifications.

Derivatives
Derivatives are issued in the ordinary course of business, generally in the form of written put options. Disclosures about derivative contracts are not required under US GAAP if such contracts may be cash settled and the Group has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The Group has concluded that these conditions were met for certain active commercial and investment banks and certain other counterparties, and accordingly, the Group has not included such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the carrying value reflected in the table.

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee scheme for the period July 1, 2011 to June 30, 2012 is CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

Representations and warranties relating to mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold. For further information, refer to Note 29 – Litigation.

Repurchase claims on residential mortgage loans sold that are, or become during the reporting period, subject to litigation or arbitration proceedings, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are included in litigation and related loss contingencies and provisions.

Additional information on representations and warranties on residential mortgage loans sold will be included in the Financial Report 3Q11, which will be published on our website and filed with the SEC on or about November 10, 2011.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received

3Q11 (CHF million)

Irrevocable commitments under documentary credits	5,347	38	5,385		5,182		2,582

Loan commitments	164,543	55,125	219,668	[2]	215,005		144,944

Forward reverse repurchase agreements	52,796	0	52,796		52,796		52,796

Other commitments	1,595	2,220	3,815		3,815		17

Total other commitments	224,281	57,383	281,664		276,798		200,339

4Q10 (CHF million)

Irrevocable commitments under documentary credits	4,500	51	4,551		4,162		1,883

Loan commitments	153,759	55,794	209,553	[2]	202,999		142,425

Forward reverse repurchase agreements	51,968	0	51,968		51,968		51,968

Other commitments	1,375	2,485	3,860		3,860		55

Total other commitments	211,602	58,330	269,932		262,989		196,331

1 Total net amount is computed as the gross amount less any participations. 2 Includes CHF 138,166 million and CHF 136,533 million of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 3Q11 and 4Q10, respectively.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that can be revoked at our sole discretion upon notice to the client. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls and puts on shares and other equity instruments.

The Group has redeemable noncontrolling interests in its consolidated Brazilian subsidiary Credit Suisse Hedging-Griffo Investimentos S.A. The minority investors have the right to put their interest at a value that is based on a formula relating to the subsidiary's performance. The put is exercisable December 31, 2011 and, if exercised, would give the Group full control and ownership in the first quarter of 2012. The Group currently estimates the redemption value of the put to be BRL 1,270 million (CHF 621 million ). The Group has elected to accrete the value of the payment over 2011, and the accrued portion is included in the balance of the redeemable noncontrolling interest. In addition, Credit Suisse has a call option to acquire the noncontrolling interests.

Note 25 Transfers of financial assets and variable interest entities
The required disclosures for transfers of financial assets and VIEs will be included in the Financial Report 3Q11, which will be published on our website and filed with the SEC on or about November 10, 2011.

In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also purchases loans and other debt obligations from clients, which are then sold by the Group directly or indirectly to SPEs that issue collateralized debt obligations (CDOs). The Group structures, underwrites and makes a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

As a result of the issuance of new guidance effective January 1, 2010, the Group lost sale accounting treatment for certain asset transfers and for certain transfers of portions of assets that do not meet the definition of participating interests. The impact of this change in accounting guidance did not have a material impact on the Group’s financial condition, result of operations or cash flow.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

Other asset-based financing arrangements
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include various leveraged finance, repack and other types of structures.
Leveraged finance structures are used to assist in the syndication of certain loans held by the Group. Typically, a third-party private equity sponsor will establish a SPE which in turn will purchase a loan from the Group. The debt (loan facility) provided by the Group has recourse only to the assets held within the SPE.

Repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk. Typically, the SPE structure will issue notes to the client, enter into a derivative through which the desired exposure is introduced and then collateral will be purchased from the Group.

Other types of structures in this category include life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes and other alternative structures created for the purpose of investing in venture capital-like investments.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through”, premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

The Group’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Group in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Group typically in connection with underwriting or market-making activities and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contract.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. As a result of the issuance of new guidance, the FASB changed the method of analyzing whether to consolidate the VIE. The model now requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. This is in contrast to the previous consolidation model for VIEs, which only considered whether an entity absorbed the majority of the risk and/or rewards of the VIE. In addition, the primary beneficiary must be re-evaluated on an on-going basis, whereas previously reconsideration of the primary beneficiary was only required when specified reconsideration events occurred.

Consequently, the Group consolidated certain VIEs and former qualified SPEs with which it had involvement. The Group elected the fair value option upon transition for all of the financial assets and liabilities of the VIEs and former qualified SPEs. For further information on the fair value option, refer to Note 26 – Financial instruments.

Application of the requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any variable interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees are presented to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

Total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The asset balances for non-consolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

The Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this “power” role is more difficult to analyze and may be the sponsor of the entity or the CDS counterparty.

CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed portfolios or static portfolios.

The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity, The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The Group does not have any ownership interest in Alpine. However, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure and power over the activities of Alpine. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with the new guidance. For further information, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

The overall average maturity of the conduit’s outstanding CP was approximately 14.6 days and 12 days as of 3Q11 and 4Q10, respectively. As of 3Q11 and 4Q10, Alpine had the highest short-term ratings from Fitch, Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors. In October 2011, Fitch adjusted the outlook for Alpine to rating watch negative. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, credit card receivables and student loans. As of 3Q11 and 4Q10, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 4.2 years and 3.5 years as of 3Q11 and 4Q10, respectively.

The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor.

The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation consists of securitizations, funds, loans and other vehicles.
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Group acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions.

The maximum exposure to loss is the carrying value of the loan securities and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.

Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker and/or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Group as a result of underwriting or market-making activities, financing provided to the vehicles and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Group may provide principal protection on the securities to limit the investors’ exposure to downside market risk. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Funds have been deferred from the application of the recent FASB guidance. Rather than the revised consolidation model which incorporated power and the potential to absorb significant risk and rewards, the previous consolidation model was used which resulted in the Group being the primary beneficiary and consolidating the funds if it held more than 50% of their outstanding issuances.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets.

The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The third-party sponsor of the VIE will typically have control over the assets during the life structure and have the potential to absorb significant gains and losses; The Group is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Group gaining control over the assets. If the Group’s lending is significant, it may then be required to consolidate the entity.

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. Non-consolidated VIEs include only the total assets of trust preferred issuance vehicles, as the Group has no variable interests with these entities.

Note 26 Financial instruments
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

The Group regularly monitors the credit risk portfolio by counterparties, industry, country and products to ensure that such potential concentrations are identified, using a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties and products are managed through counterparty limits which set the maximum credit exposures the Group is willing to assume to specific counterparties over specified periods. Country limits are established to avoid any undue country risk concentration.

From an industry point of view, the combined credit exposure of the Group is diversified. A large portion of the credit exposure is with individual clients, particularly through residential mortgages in Switzerland, or relates to transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions, the business is also geographically diverse, with operations focused in the Americas, Europe and, to a lesser extent, Asia Pacific.

Fair value of financial instruments
The required disclosures for the fair value of financial instruments will be included in the Financial Report 3Q11, which will be published on our website and filed with the SEC on or about November 10, 2011.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Likewise, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Securities purchased under resale agreements and securities sold under repurchase agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable parameters, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. For those securities where the price or model inputs are observable in the market they are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable they are categorized as level 3.

Corporate bonds
Corporate bonds are priced to reflect current market levels either through recent market transactions or to broker or dealer quotes.
Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads.

CMBS, RMBS and ABS/CDO structures
Values of RMBS, CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management’s own assumptions about how market participants would price the asset.

Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 equities include fund-linked products, convertible bonds or equity securities with restrictions and therefore are not traded in active markets.

Fund-linked products
Fund-linked products consist of investments in third-party hedge funds and funds of funds. The method of measuring fair value for these investments is the same as those described for other investments below.

Convertible bonds
Convertible bonds are generally valued using observable pricing sources. For a small minority of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock prices, dividend rates, credit spreads (corporate and sovereign), yield curves, foreign exchange rates, prepayment rates and borrowing costs, and single stock and equity market volatility.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives.
The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Examples of such specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions.

Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made.

OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of value is derived from unobservable inputs are categorized as level 3.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis swap spreads, constant maturity convexity adjustments, constant maturity treasury spreads, inflation-index correlations, inflation seasonality, single and quanto interest rate correlations, cross asset correlations, mean reversion, serial correlation and conditional prepayment rate assumptions.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to foreign exchange rate correlations, quanto cross asset correlations and volatility skew assumptions.

Equity derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include borrowing costs, dividend curves, equity to equity correlations, equity to foreign exchange rate correlations, single name and index volatility, fund gap risk, fund volatility, interest rate to equity correlation and yield curve.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring inputs such as credit spreads, recovery rates, credit volatilities, default correlations, cash/synthetic basis spreads and prepayment rate. These input parameters are generally implied from available market observable data.

Commodity derivatives
Commodity derivatives include forwards, vanilla and exotic options, swaps, swaptions, and structured transactions. Vanilla products are generally valued using industry standard models, while more complex products may use proprietary models. Commodity derivative model inputs include cross commodity correlation, foreign exchange commodity correlation, commodity forward rate curves, spot prices, commodity volatility and the yield curve. Inputs can be validated from executed trades, broker and consensus data. In other cases, historic relationships may be used to estimate model inputs.

Other trading assets
Other trading assets include cash and synthetic life finance instruments. Cash instruments include Single Premium Immediate Annuity, premium finance, and life settlement contracts at fair value, whereas synthetic instruments include longevity swaps, options and notes.

These instruments are valued using proprietary models using several inputs, however central to the calculation of fair value for life finance instruments is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate. In addition to mortality rates, discount rates and credit spreads are also inputs into the valuation of life finance instruments.

Due to the limited observability in the market of mortality rates the vast majority of life finance instruments are categorized as level 3 instruments.
Other investments
Other investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified in level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there exists sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exists other circumstances that would require an adjustment to the published NAV. Significant management judgment is involved in making any adjustments to the published NAVs.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in nonmarketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant management judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Loans
The Group’s loan portfolio measured at fair value includes commercial loans, residential loans, corporate loans, leveraged financed loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines, on the corporate lending portfolio, are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt.
The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the firms’ stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns.

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Note 27 Assets pledged or assigned
The required disclosures for assets pledged or assigned will be included in the Financial Report 3Q11, which will be published on our website and filed with the SEC on or about November 10, 2011.
The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Note 28 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 3Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	1,805	3,388		5,193	40		142		5,375

Interest expense	(1,119)	(2,581)		(3,700)	(38)		9		(3,729)

Net interest income	686	807		1,493	2		151		1,646

Commissions and fees	821	1,996		2,817	2		242		3,061

Trading revenues	(1,452)	3,227		1,775	0		145		1,920

Other revenues	(69)	180		111	673	[2]	(722)		62

Net revenues	(14)	6,210		6,196	677		(184)		6,689

Provision for credit losses	3	60		63	0		21		84

Compensation and benefits	786	2,129		2,915	24		128		3,067

General and administrative expenses	381	1,789		2,170	(31)		70		2,209

Commission expenses	61	392		453	0		32		485

Total other operating expenses	442	2,181		2,623	(31)		102		2,694

Total operating expenses	1,228	4,310		5,538	(7)		230		5,761

Income/(loss) from continuing operations before taxes	(1,245)	1,840		595	684		(435)		844

Income tax expense/(benefit)	(424)	643		219	1		112		332

Income/(loss) from continuing operations	(821)	1,197		376	683		(547)		512

Net income/(loss)	(821)	1,197		376	683		(547)		512

Net income/(loss) attributable to noncontrolling interests	(206)	65		(141)	0		(30)		(171)

Net income/(loss) attributable to shareholders	(615)	1,132		517	683		(517)		683

of which from continuing operations	(615)	1,132		517	683		(517)		683

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies and revenues from investments accounted for under the equity method.

Condensed consolidating statements of operations
in 3Q10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,228	3,637		5,865	46		126		6,037

Interest expense	(1,390)	(2,880)		(4,270)	(44)		(7)		(4,321)

Net interest income	838	757		1,595	2		119		1,716

Commissions and fees	984	2,040		3,024	2		232		3,258

Trading revenues	200	699		899	0		44		943

Other revenues	428	205		633	567	[2]	(551)		649

Net revenues	2,450	3,701		6,151	571		(156)		6,566

Provision for credit losses	1	(39)		(38)	0		12		(26)

Compensation and benefits	986	2,446		3,432	18		(95)		3,355

General and administrative expenses	434	1,292		1,726	(52)		78		1,752

Commission expenses	65	384		449	0		35		484

Total other operating expenses	499	1,676		2,175	(52)		113		2,236

Total operating expenses	1,485	4,122		5,607	(34)		18		5,591

Income/(loss) from continuing operations before taxes	964	(382)		582	605		(186)		1,001

Income tax expense/(benefit)	209	(145)		64	(4)		57		117

Income/(loss) from continuing operations	755	(237)		518	609		(243)		884

Net income/(loss)	755	(237)		518	609		(243)		884

Net income/(loss) attributable to noncontrolling interests	264	(3)		261	0		14		275

Net income/(loss) attributable to shareholders	491	(234)		257	609		(257)		609

of which from continuing operations	491	(234)		257	609		(257)		609

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies and revenues from investments accounted for under the equity method.

Condensed consolidating statements of operations
in 9M11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	5,663	11,681		17,344	125		440		17,909

Interest expense	(3,595)	(9,437)		(13,032)	(119)		18		(13,133)

Net interest income	2,068	2,244		4,312	6		458		4,776

Commissions and fees	2,864	6,562		9,426	7		762		10,195

Trading revenues	(1,132)	6,017		4,885	0		162		5,047

Other revenues	1,178	503		1,681	2,545	[2]	(2,507)		1,719

Net revenues	4,978	15,326		20,304	2,558		(1,125)		21,737

Provision for credit losses	4	38		42	0		48		90

Compensation and benefits	2,851	6,946		9,797	73		322		10,192

General and administrative expenses	1,238	4,148		5,386	(111)		218		5,493

Commission expenses	193	1,205		1,398	1		113		1,512

Total other operating expenses	1,431	5,353		6,784	(110)		331		7,005

Total operating expenses	4,282	12,299		16,581	(37)		653		17,197

Income/(loss) from continuing operations before taxes	692	2,989		3,681	2,595		(1,826)		4,450

Income tax expense/(benefit)	(89)	978		889	5		174		1,068

Income/(loss) from continuing operations	781	2,011		2,792	2,590		(2,000)		3,382

Net income/(loss)	781	2,011		2,792	2,590		(2,000)		3,382

Net income/(loss) attributable to noncontrolling interests	741	117		858	0		(66)		792

Net income/(loss) attributable to shareholders	40	1,894		1,934	2,590		(1,934)		2,590

of which from continuing operations	40	1,894		1,934	2,590		(1,934)		2,590

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies and revenues from investments accounted for under the equity method.

Condensed consolidating statements of operations
in 9M10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	6,820	12,554		19,374	163		365		19,902

Interest expense	(4,148)	(10,737)		(14,885)	(158)		6		(15,037)

Net interest income	2,672	1,817		4,489	5		371		4,865

Commissions and fees	3,140	6,386		9,526	7		718		10,251

Trading revenues	712	7,128		7,840	0		183		8,023

Other revenues	739	191		930	4,124	[2]	(4,075)		979

Net revenues	7,263	15,522		22,785	4,136		(2,803)		24,118

Provision for credit losses	11	(90)		(79)	0		23		(56)

Compensation and benefits	3,246	7,850		11,096	65		67		11,228

General and administrative expenses	1,521	3,917		5,438	(189)		239		5,488

Commission expenses	225	1,230		1,455	1		117		1,573

Total other operating expenses	1,746	5,147		6,893	(188)		356		7,061

Total operating expenses	4,992	12,997		17,989	(123)		423		18,289

Income/(loss) from continuing operations before taxes	2,260	2,615		4,875	4,259		(3,249)		5,885

Income tax expense	685	260		945	2		196		1,143

Income/(loss) from continuing operations	1,575	2,355		3,930	4,257		(3,445)		4,742

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0		0		(19)

Net income/(loss)	1,575	2,336		3,911	4,257		(3,445)		4,723

Net income/(loss) attributable to noncontrolling interests	350	124		474	0		(8)		466

Net income/(loss) attributable to shareholders	1,225	2,212		3,437	4,257		(3,437)		4,257

of which from continuing operations	1,225	2,231		3,456	4,257		(3,437)		4,276

of which from discontinued operations	0	(19)		(19)	0		0		(19)

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies and revenues from investments accounted for under the equity method.

Condensed consolidating balance sheets
end of 3Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,593	88,073		91,666	4	706		92,376

Interest-bearing deposits with banks	84	6,696		6,780	0	(4,536)		2,244

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	151,540	87,459		238,999	0	748		239,747

Securities received as collateral	29,216	(487)		28,729	0	83		28,812

Trading assets	86,665	209,289		295,954	0	4,388		300,342

Investment securities	0	3,802		3,802	0	1,601		5,403

Other investments	8,654	5,532		14,186	34,356	(33,976)		14,566

Net loans	26,580	179,429		206,009	6,309	14,129		226,447

Premises and equipment	1,042	5,407		6,449	0	487		6,936

Goodwill	577	6,649		7,226	0	1,135		8,361

Other intangible assets	92	170		262	0	7		269

Brokerage receivables	22,097	34,917		57,014	0	6		57,020

Other assets	18,375	60,239		78,614	253	131		78,998

Total assets	348,515	687,175		1,035,690	40,922	(15,091)		1,061,521

Liabilities and equity (CHF million)

Due to banks	120	57,651		57,771	5,321	(15,216)		47,876

Customer deposits	0	290,383		290,383	0	24,569		314,952

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	145,735	23,826		169,561	0	(188)		169,373

Obligation to return securities received as collateral	29,216	(487)		28,729	0	83		28,812

Trading liabilities	25,830	110,140		135,970	1	1,583		137,554

Short-term borrowings	19,439	2,279		21,718	0	1,458		23,176

Long-term debt	43,516	117,483		160,999	1,924	1,254		164,177

Brokerage payables	50,664	19,752		70,416	0	(204)		70,212

Other liabilities	11,557	50,429		61,986	157	768		62,911

Total liabilities	326,077	671,456		997,533	7,403	14,107		1,019,043

Total shareholders' equity	16,528	11,163		27,691	33,519	(27,691)		33,519

Noncontrolling interests	5,910	4,556		10,466	0	(1,507)		8,959

Total equity	22,438	15,719		38,157	33,519	(29,198)		42,478

Total liabilities and equity	348,515	687,175		1,035,690	40,922	(15,091)		1,061,521

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	5,133	59,898		65,031	18	418		65,467

Interest-bearing deposits with banks	85	4,372		4,457	0	(2,933)		1,524

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,338	88,370		220,708	0	(265)		220,443

Securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading assets	101,913	219,343		321,256	0	3,448		324,704

Investment securities	0	6,331		6,331	0	2,066		8,397

Other investments	7,878	8,177		16,055	34,611	(34,184)		16,482

Net loans	31,243	169,505		200,748	6,733	11,361		218,842

Premises and equipment	1,003	5,217		6,220	0	505		6,725

Goodwill	595	6,855		7,450	0	1,135		8,585

Other intangible assets	89	215		304	0	8		312

Brokerage receivables	15,745	23,028		38,773	0	(4)		38,769

Other assets	13,414	65,891		79,305	266	14		79,585

Assets of discontinued operations held-for-sale	0	23		23	0	0		23

Total assets	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

Liabilities and equity (CHF million)

Due to banks	120	47,555		47,675	6,210	(16,392)		37,493

Customer deposits	0	263,767		263,767	0	23,797		287,564

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,189	48,205		168,394	0	0		168,394

Obligation to return securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading liabilities	28,589	105,348		133,937	0	60		133,997

Short-term borrowings	38,717	(19,201)		19,516	0	2,167		21,683

Long-term debt	41,984	129,156		171,140	1,989	623		173,752

Brokerage payables	44,791	17,071		61,862	0	(116)		61,746

Other liabilities	11,139	50,067		61,206	147	861		62,214

Total liabilities	330,780	638,817		969,597	8,346	11,047		988,990

Total shareholders' equity	18,183	9,600		27,783	33,282	(27,783)		33,282

Noncontrolling interests	5,724	5,657		11,381	0	(1,648)		9,733

Total equity	23,907	15,257		39,164	33,282	(29,431)		43,015

Total liabilities and equity	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

1 Includes eliminations and consolidation adjustments.

Note 29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material judicial, regulatory and arbitration proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010 and updated in quarterly reports and below. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when reasonably possible losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further provisions or releases of litigation provisions may be necessary in the future as developments in such litigation, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group’s aggregate litigation provisions include estimates of reasonably possible losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of the complexity of the proceedings, the novelty of some of the claims, the early stage of the proceedings and limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions is zero to CHF 2.1 billion.

In 3Q11, the Group recorded net litigation provisions of CHF 519 million, primarily in Private Banking and Investment Banking, including CHF 183 million (EUR 150 million) in connection with the German tax matter and CHF 295 million in connection with the US tax matter. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the uncertainties involved in such proceedings, the ultimate resolution of such proceedings may exceed current litigation provisions and any excess may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Research-related litigation
On August 26, 2011, the US District Court for the District of Massachusetts denied the motion for summary judgment made by Credit Suisse (USA) LLC (CSS LLC). The judge did not determine the admissibility of the experts' testimony, holding that it should be determined in further pre-trial proceedings. On September 28, 2011, the defendants filed a motion to certify questions for interlocutory appeal.

German tax matter
Credit Suisse and the Public Prosecutor's Office in Dusseldorf, Germany reached an agreement regarding the proceedings against Credit Suisse employees. Credit Suisse will make a payment of EUR 150 million. The relevant applications were submitted to the Dusseldorf District Court by the Dusseldorf Public Prosecutor’s Office. We are currently awaiting court approval at which time the entire proceedings will be resolved.

Enron-related litigation and inquiries
On August 9, 2011, the US District Court for the Southern District of Texas granted plaintiffs’ motion for leave to file a third amended complaint in the Silvercreek Management Inc., et al. v. Citigroup, Inc., et al. matter. CSS LLC and the other defendants filed motions to dismiss this complaint on September 27, 2011.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

Class action litigations
On August 17, 2011, the US District Court for the Southern District of New York (SDNY) granted plaintiff's motion for class certification in the lawsuit against CSS LLC and certain of its affiliates and employees relating to a single USD 784 million RMBS offering sponsored and underwritten by the Credit Suisse defendants.

Individual Investor Actions
On July 11, 2011, the Western & Southern Life Insurance Company and certain of its affiliates filed an action against CSS LLC and certain of its affiliates in the Court of Common Pleas for Hamilton County, Ohio related to approximately USD 259 million of RMBS issued and/or underwritten by CSS LLC or its affiliates.

On September 2, 2011, the Federal Housing Finance Agency (FHFA), as conservator for Fannie Mae and Freddie Mac, filed seventeen separate complaints against various major financial institutions concerning a total of more than USD 196 billion of RMBS issued. CSS LLC and certain of its affiliates and employees are named as the defendants in one such action filed in the SDNY concerning approximately USD 14.1 billion of RMBS issued and/or underwritten by Credit Suisse defendants. CSS LLC is also named as an underwriter defendant in five of the other FHFA actions filed September 2, 2011, each pending in the SDNY. These claims against CSS LLC relate to approximately USD 5.5 billion of the RMBS at issue (about 11% of the approximately total USD 51 billion at issue against all banks).

Monoline insurer disputes
On October 7, 2011, the New York state court reinstituted the monoline insurer plaintiffs' fraudulent inducement claims against CSS LLC and certain of its affiliates but reinstated its earlier decisions to deny plaintiffs' demands for a jury trial.

On October 17, 2011, Assured Guaranty Corp. (Assured) and an affiliate filed an action against CSS LLC and one of its affiliates in New York State Supreme Court, New York County relating to financial guaranty insurance issued by Assured guaranteeing payment of principal and interest on approximately USD 567 million of RMBS issued in six offerings sponsored by CSS LLC or its affiliate. Assured has separately demanded that the Credit Suisse defendants repurchase loans underlying the six offerings with an aggregate principal amount of approximately USD 1.8 billion.

Auction Rate Securities
In August 2011, CSS LLC and Golden Minerals settled the Financial Industry Regulatory Authority arbitration proceeding commenced by Golden Minerals in April 2010. The settlement amount was covered by existing provisions.

UK Financial Services Authority matter
On October 25, 2011, the UK Financial Services Authority announced a settlement with Credit Suisse (UK) Limited (CSUK) in respect of findings as to the adequacy of systems and controls relating to the suitability of sales of non-principal protected products in 2007 to 2009. Under the settlement, CSUK was fined GBP 5.95 million and is required to conduct a review of sales of such products in the relevant period to determine suitability.

Investor information
Investor information

Investor information
Share data

	in / end of

	9M11	2010		2009	2008

Share price (common shares, CHF)

Average	34.35	45.97		45.65	48.87

Minimum	19.79	37.04		22.48	24.90

Maximum	44.99	56.40		60.40	66.95

End of period	24.00	37.67		51.20	28.50

Share price (American Depositary Shares, USD)

Average	38.81	44.16		42.61	45.48

Minimum	22.86	36.54		19.04	19.01

Maximum	47.63	54.57		59.84	59.76

End of period	26.24	40.41		49.16	28.26

Market capitalization

Market capitalization (CHF million)	28,872	44,683		60,691	33,762

Market capitalization (USD million)	31,567	47,933		58,273	33,478

Dividend per share (CHF)

Dividend per share paid	–	1.30	[1]	2.00	0.10

1 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of October 31, 2011	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Rating Watch Negative

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Rating Watch Negative

List of abbreviations
A

ABS	Asset-Backed Securities

ADS	American Depositary Share

AMF	Asset Management Finance

ARS	Auction Rate Securities

ASC	Accounting Standards Codification

ASU	Accounting Standards Update

B

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

bp	basis point

BRL	Brazilian Real

C

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CET1	Common Equity Tier 1

CMBS	Commercial Mortgage-backed Securities

CP	Commercial Paper

D

DVA	Debit Valuation Adjustment

E

ECB	European Central Bank

EMEA	Europe, Middle East and Africa

ETF	Exchange-Traded Funds

EU	European Union

F

FASB	Financial Accounting Standards Board

FHFA	Federal Housing Finance Agency

FINMA	Swiss Financial Market Supervisory Authority

FNMA	Federal National Mortgage Association

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

G-SIB	Globally Systemically Important Bank

GSE	Government-Sponsored Enterprise

I

IPO	Initial Public Offering

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

L

LCR	Liquidity Coverage Ratio

M

M&A	Mergers and Acquisitions

N

NAV	Net Asset Value

NSFR	Net Stable Funding Ratio

O

OIS	Overnight Indexed Swap

OTC	Over-The-Counter

P

PAF	Partner Asset Facility

PD	Probability of Default

PIP	Performance Incentive Plan

Q

QoQ	Quarter on Quarter

R

RMBS	Residential Mortgage-backed Securities

RWA	Risk-Weighted Asset

S

SEC	US Securities and Exchange Commission

SEI	Significant Economic Interest

SISU	Scaled Incentive Share Unit

SPE	Special Purpose Entity

U

UK	United Kingdom

UHNWI	Ultra-High-Net-Worth Individual

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VIE	Variable Interest Entity

VIX	Chicago Board Options Exchange Market Volatility Index

Y

YoY	Year on Year

Ytd	Year to Date

Foreign currency translation rates

	End of				Average in			Average in

	3Q11	2Q11	4Q10	3Q10	3Q11	2Q11	3Q10	9M11	9M10

1 USD / 1 CHF	0.91	0.84	0.94	0.97	0.82	0.87	1.03	0.87	1.06

1 EUR / 1 CHF	1.22	1.22	1.25	1.33	1.17	1.26	1.33	1.24	1.40

1 GBP / 1 CHF	1.42	1.35	1.45	1.54	1.33	1.42	1.59	1.41	1.63

100 JPY / 1 CHF	1.18	1.04	1.15	1.17	1.06	1.06	1.20	1.09	1.18

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2011 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 under IX – Additional Information – Risk Factors.

Financial calendar and information sources
Financial calendar and information sources

Financial calendar

Fourth quarter / full year 2011 results	Thursday, February 9, 2012

First quarter 2012 results	Wednesday, April 25, 2012

Annual General Meeting	Friday, April 27, 2012

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Publikationenbestellungen/TLSA 221

P.O. Box

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Annual Report
The Annual Report is a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and an in-depth review of our operating and financial results.

Company Profile
For insights about the activities of each of the Group’s divisions, regions and other shared services functions, refer to the Company Profile. The Business Review, a summary of the Group’s financial performance during the year, is included in the publication.

Corporate Responsibility Report and Chronicle
For a detailed presentation on how the Group addresses its diverse social and environmental responsibilities when conducting its business activities, refer to the Corporate Responsibility Report. This publication is complemented by an online Chronicle that adds a multimedia dimension by providing a selection of reports, videos and picture galleries that focus on our international projects and initiatives. www.credit-suisse.com/chronicle

Photography: Alberto Venzago
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG
Printer: Swissprinters Zürich AG

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520144 English